No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury
Foreign E
Metals an ... 8232 3590
Futures 92 ... 2263
Debt Markets 8232 8569 Facsimile 8232 8341

07026363

12 July 2007

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

SEC MAIL RECEIVED 2007 WASH. D.C. 161 SECTION

SUPPL

MACQUARIE BANK

Dear Sir/Madam

Macquarie Bank Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

12 July to 14 Aug inclusive.

Yours sincerely

Dennis Leong
Company Secretary

PROCESSED
SEP 18 2007
THOMSON FINANCIAL

9/14

Macquarie Bank Limited

2007 Annual General Meeting

19 July 2007

Macquarie Bank Limited

2007 Annual General Meeting

19 July 2007

David Clarke
Non-Executive Chairman

Disclaimer

This presentation has been prepared by Macquarie Bank Limited (**Macquarie**) ABN 46 008 583 542. This presentation is general advice only and does not take account of your objectives, financial situation or needs. Before acting on general advice you should consider the appropriateness of the advice having regard to these matters. Information, including forecast financial information, should not be considered as a recommendation in relation to holding, purchasing or selling securities or other instruments. While due care has been used in the preparation of forecast information, actual results may vary in a materially positive or negative manner. Forecasts and hypothetical examples are subject to uncertainty and contingencies outside the control of Macquarie. Past performance is not a reliable indication of future performance.

Profit of almost $A1.5 billion

60% increase on prior year

Almost 6 times the level of 5 years ago



$Am
1,600
1,400
1,200
1,000
800
600
400
200
0
$A250m
$A333m
$A494m
$A812m
$A916m
$A1.46b
2002
2003
2004
2005
2006
2007

Throughout this report, periods prior to the 2005 financial year are reported under previous AGAAP, unless otherwise stated. Unless otherwise stated annual data is for years to 31 March.

Earnings per share of almost $A6.00

48% increase on prior year

4.5 times the level of 5 years ago



Acps
600
500
400
300
200
100
0
133cps
165cps
233cps
370cps
400cps
592cps
2002
2003
2004
2005
2006
2007

Basic Earnings Per Share

5

Dividend of $A3.15

47% increase on prior year

3.4 times the level of 5 years ago

- 54% payout ratio on total dividends for year ended 31 March 2007, 100% franked



Acps
350
300
250
200
150
100
50
0
Special dividend
93cps
143cps
122cps
201cps
215cps
315cps
2002
2003
2004
2005
2006
2007

6

Income of $A7.2 billion

49% increase on prior year
Almost 4 times the level of 5 years ago



$Am
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
$A1.8b
$A2.2b
$A2.8b
$A4.2b
$A4.8b
$A7.2b
2002
2003
2004
2005
2006
2007

7

International income of almost $A3.5 billion

70% increase on prior year
9 times the level of 5 years ago

- $US/$A exchange rate strengthened from $0.53 at 31 Mar 2002 to $0.81 at 31 Mar 2007



$Am
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
$A384m
$A432m
$A696m
$A1.3b
$A2.0b
$A3.46b
2002
2003
2004
2005
2006
2007

International income excludes earnings on capital and is after costs directly attributable to earning the income, including fee and commissions expenses

8

Assets under management of almost $A200 billion

41% increase on prior year

Almost 5 times the level of 5 years ago


$Ab
200
180
160
140
120
100
80
60
40
20
0
Securities Wholesale
Securities Retail
Other Specialist
Real Estate
Infrastructure
$A41.3b
$A52.3b
$A96.7b
$A140.3b
$A197.2b
2002
2003
2005
2006
2007

9

Over 10,000 staff

22% increase on prior year

More than double the level of 5 years ago

- International staff almost 40% up on prior year. More than 5 times the level of 5 years ago


Headcount
10,000
8,000
6,000
4,000
2,000
0
Australia
International
4,726
4,839
5,716
6,556
8,183
10,023
2002
2003
2005
2006
2007

10

Risk weighted assets growth
3.7 times the level of 5 years ago


$Ab
40
35
30
25
20
15
10
5
0
$A10.6b
$A10.0b
$A13.4b
$A19.8b
$A28.8b
$A39.4b
2002
2003
2004
2005
2006
2007

Non-operating holding company
Rationale

- As announced at 2006 AGM we are progressing the establishment of a non-operating holding company (NOHC) which would own both banking and non-banking businesses
- Initiative is consistent with Australian banking policy development arising from the Wallis reforms
- Major driver is continued growth in our businesses, particularly international
  - Macquarie undertakes many activities which are not traditional banking activities
  - These are not easily accommodated by Australia's banking regulations thus making it necessary to restructure these activities
  - Objective is to allow Macquarie to sustain the growth of non-banking businesses while allowing us to continue operating with a bank in the Group
- As previously advised no major change to senior management or business strategy contemplated as a result of the restructure

Non-operating holding company
Proposed Structure

NOHC ← New listed entity

Shared Services
(Risk Management Group, Corporate Affairs Group, Information Services Division, others)

Banking (ADI) Group

Macquarie Bank Limited

- Trading (equities, interest rate, foreign exchange, debt)
- Lending
- Banking
  - Deposit taking
  - Mortgages/Margin Lending
- Real Estate - finance and funds management
- Retail Stock broking / wealth management
- Institutional funds management

Non-banking Group

Non-bank Subsidiaries

- Corporate Finance including infrastructure and related funds
- Macquarie Securities
- Macquarie Capital
- Financial Products
- Other businesses as appropriate

13

Non-operating holding company
Update

- Overall, restructure is a highly complex exercise but is on schedule. Targeting shareholder approval in December quarter 2007
- Formal NOHC Authorisation Application submitted to Australian Prudential Regulation Authority (APRA) at the end of February
  - — Approvals required by both APRA and Commonwealth Treasurer
  - — APRA has advised it expects to provide its approval within proposed timetable
  - — Approval still subject to finalisation of a relatively small number of matters
- Enabling Commonwealth legislation for NOHC bank restructures has received Royal Assent
  - — Provides relief from Corporations Act restrictions to ensure shareholder access to profits unaffected by reorganisation but will not affect accounting standards
- External counterparties being consulted, no major issues have emerged

14

Non-operating holding company
Update

- Discussions regarding funding facilities for the NOHC are in progress
  - Funding required initially in relation to the refinancing of the non-banking businesses being transferred to the NOHC from Macquarie Bank Limited
  - NOHC will have a diverse range of funding sources with a significant portion to be long term in nature
  - Funding sources will include global capital markets and committed banking facilities
- Funding raised by the NOHC will be used to repay Macquarie Bank Limited for the transfer of assets
- Existing Macquarie Bank Limited term borrowings will be unaffected by restructure and will continue to remain outstanding. Proceeds received from the NOHC will be used to repay short term liabilities of Macquarie Bank Limited as they mature
- Post restructure the NOHC and Macquarie Bank Limited will be the two primary external funding vehicles for the Group
- Discussions with rating agencies regarding the restructure continue satisfactorily

Investors should recognise that whole financial services industry globally has benefited from very good market conditions

- We continue to experience very satisfactory market conditions
- No investment bank is immune from the effect of adverse market conditions
- Macquarie is diversified
- Our businesses are planned and operated to be robust through the business cycle
- We are conservatively capitalised
- Assets in specialist funds are selected and financed to be robust in variable market conditions
- Stress testing is fundamental to our risk management
- We are confident that we will perform well relative to our peers even in very tough market conditions

Long-standing key philosophies

- Strong risk management
- Strong goals and values
- Encouraging an entrepreneurial environment
- Philosophy of *freedom within boundaries*
- Remuneration systems
  - Recognise success
  - Encourage long-term commitment
  - Aligned with shareholder interests
- Focus on delivering special value for clients
- Delivering value for communities

17

Our staff helping their communities

Volunteering around the world



18

Delivering for investors

LISTED FUNDS HAVE OUTPERFORMED OVER THE LONG-TERM


Index
800
700
600
500
400
300
200
100
0
— Macquarie Specialist Funds*
— All Ordinaries Accumulation Index
— MSCI World ($A)
Jul-07
Dec-95 Dec-96 Dec-97 Dec-98 Dec-99 Dec-00 Dec-01 Dec-02 Dec-03 Dec-04 Dec-05 Dec-06

* Stocks currently included are Macquarie Airports, Macquarie Communications Infrastructure Group, Macquarie Infrastructure Group, Macquarie CountryWide Trust, Macquarie Leisure Trust Group, Macquarie Office Trust, Macquarie ProLogis Trust, Macquarie DDR Trust, DUET Group, Macquarie Media Group, Macquarie Power & Infrastructure Income Fund, Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund, Macquarie Infrastructure Company, Macquarie International Infrastructure Fund, Macquarie Global Infrastructure Total Return Fund, Macquarie Korea Infrastructure Fund, Macquarie Central Office Corporate Restructuring REIT and Macquarie MEAG Prime REIT.

As at 13 July 2007, indexed to 100 at 31 December 1995

19

Macquarie Bank Total Shareholder Returns of 300% in 5 years

MACQUARIE BANK
TOTAL SHAREHOLDER RETURN 2002-2007


%
320
280
240
200
160
120
80
40
0
151%
300%
All Ords
MBL

Total shareholder return from 13 July 2002 to 13 July 2007

20

Delivering for shareholders

LONG TERM GROWTH IN PROFITS AND SHAREHOLDER VALUE



Net Profit After Tax ($Am)
Net Profit After Tax
Share price
Share Price ($A)
1600
1400
1200
1000
800
600
400
200
0
90
80
70
60
50
40
30
20
10
0
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

Years ended 31 March. 2007 share price as at 13 July, all other years as at 31 March

21

From an Australian institution growing internationally to a global institution headquartered in Australia

- The Macquarie Bank Board considered the Bank's head office location and has resolved that the Group will remain headquartered in Australia
- In reaching this decision, the Board took into account the following considerations:

International	Australia
• Most activity now international (largely northern hemisphere)	• Still largest single market for MBL
– Income	• Proximity to Asia
– Growth	• Access to good quality staff and service industries
– Major initiatives	• Business friendly environment
• Regulatory environment in some cases more conducive to international operations	• Cost and complexity of relocation

22

Creating wealth for Australians

- $40 billion in wealth for shareholders has been created by Macquarie Bank and Australian listed Macquarie-managed specialist fund vehicles since listing
- Over $A30 billion of this has gone to Australian shareholders and their beneficiaries*
- This reflects approximately:
  - $22b through capital appreciation^
  - $9b from dividends and other distributions

* Either directly or indirectly through their superannuation or other managed investments. ^ Capital appreciation based on market capitalisation as at 30 April 2007 over and above total equity raised since listing of each vehicle. Portion of gains allocated to Australians is based on a 3 year average (or since listing average for funds with a shorter lifespan), to March 2007, of the percentage of issued capital held by Australian shareholders. Macquarie-managed specialist vehicles: MCW, MDT, MLE, MOF, MPNPA, MPR, MCI, MIPT, DUE, MAP, MCG, MCO, MIG, MMG, MAZPA, SCF & MPG. Where the management interest is less than 100% only MBL's interest has been included.

23

Macquarie Bank Limited

2007 Annual General Meeting

19 July 2007

Allan Moss
Managing Director and Chief Executive Officer

Strong growth across the Macquarie Group

And we are investing for the future

Key drivers of year ended March 2007

- Continued good conditions across most markets:
  - Very good equity market conditions
  - Commodity prices and volatility
  - Favourable M&A market conditions
- Continued international growth
  - International staff up 39% to 3,501 from 2,517
  - International income up 70% to $A3.46b from $A2.03b
  - Most assets in specialist funds are now international – Real Estate 69% and Investment Banking Funds 81%*
- Large asset realisations
  - Macquarie Goodman
  - Dyno Nobel
  - US oil and gas assets
  - Other infrastructure, real estate

* As at 31 March 2007

Key drivers of year ended March 2007

- Assets under management up 41% from $A140.3b to $A197.2b and associated base fee growth
  - Most funds are being raised internationally - substantial investment by institutional investors in unlisted international specialist funds
  - As expected, minimal performance fees from listed specialist funds
- Capital raised in May 2006 supporting broad business growth
- Significant balance sheet growth:
  - Total assets up 28% from $A106.2b to $A136.4b
  - Risk-weighted assets up 37% from $A28.8b to $A39.4b
- Employment market conditions remained extremely competitive
- Expense to income ratio slightly down
- Lower effective tax rate as foreshadowed

Record contributions by all Groups


Index
200
180
160
140
120
100
80
60
40
20
0
FY2006
FY2007
Funds Management
Financial Services
Banking & Property
Equity Markets
Treasury and Commodities
Investment Banking Group

Percentage contribution based on management accounts before unallocated corporate costs, profit share and income tax. FY2006 indexed to 100.

Growth in all business segments

Investment banking: 42%*
Income up 75% on prior year

Asset & wealth management: 27%*
Income up 39% on prior year



Investment banking, real estate and other specialist funds
Retail and wholesale funds management and private client broking
Commodities
FX, futures, treasury and debt markets
Equity derivatives
Mergers and acquisitions, advisory, underwriting and principal transactions
Institutional cash equities
Financial products
Banking and securitised lending
Equipment and other leasing
Real estate lending
Other lending

Lending: 10%*
Income up 23% on prior year

Financial markets: 21%*
Income up 34% on prior year

29

Growth in all business segments

Investment banking
Income up 75% on prior year

- Good climate for investment banking
  - Australian and Asian equity markets performed strongly
- Large asset realisations and major transactions
- Strong performance by Australian and Asian cash equities businesses



30

Growth in all business segments

Investment banking -
M&A, advisory, underwriting and principal transactions

- 31% of total operating income; 12% of operating income relating to infrastructure
- approx. 3.5% of total operating income from advisory and underwriting fees derived from investment banking and real estate funds*
- less than 1% of total operating income derived from MBL asset sales to investment banking and real estate funds



Growth in all business segments

Asset & wealth management
Income up 39% on prior year



- Assets under management up 41% to almost $200b and resulting base fee growth
- Investment banking funds have delivered a compound annual return of 20.2% since inception 13 years ago[1]
- Listed property trusts have delivered compound annual return of 17.9% over the past 10 years, outperforming most major global REIT indices[2]
- Strong performance from Australian retail broking
- Only a small contribution from specialist funds performance fees

Growth in all business segments

Asset & wealth management

Investment banking, real estate and other specialist funds



- 7% total operating income derived from investment banking and real estate funds base fees and performance fees
- Very few assets purchased by funds from Macquarie
  - Investment banking funds – less than 1% by value of assets during FY07
  - Real estate funds – less than 8% by value of assets during FY07
- Sales between funds nominal
  - Investment banking funds: only two out of 33 acquisitions from another fund in FY07 (or only 5% by value)
  - Real estate funds: no real estate transfers between funds in FY 2007
  - Subject to rigorous independent valuation and review process
- Average gearing of assets managed by specialist funds
  - Investment banking funds – 58% (debt / debt + equity)
  - Real estate funds – 48% (debt / debt + equity)

33

Growth in all business segments



Financial markets

Income up 34% on prior year

- **Conditions in some equity derivative markets more challenging**
- **Continued strong activity across financial and commodity markets**

34

Growth in all business segments



Lending
Income up 10% on prior year

- **Mortgages portfolio volumes up 24% on prior year**
- **Loan portfolio volume up 22% on prior year**
- **No exposure to US subprime mortgage market**

Lending segment includes banking & securitised lending, equipment & other leasing, real estate lending and other lending

Expenses slightly down relative to size of business



$Am
Expense to Income Ratio (%)
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
82%
80%
78%
76%
74%
72%
70%
68%
Income
Expenses
Expense to income ratio
2002
2003
2004
2005
2006
2007

- Expense/income ratio slightly down at 73.2%

Information on this chart has been restated for all periods to bring it into line with the presentation of fee and commissions expenses as operating expenses

MACQUARIE BANK

From an Australian institution growing internationally

to a global institution headquartered in Australia

37

MACQUARIE BANK

From an Australian institution growing internationally to a global institution headquartered in Australia

- 70% increase in international income on prior corresponding period from $A2b to $A3.5b despite much stronger $A
- International income 55% of total income*, up from 48% in prior year



$Am
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
International
Australia
2002
2003
2004
2005
2006
2007

* Excluding earnings on capital and after costs directly attributable to earning the income including fee and commissions expenses

38

From an Australian institution growing internationally to a global institution headquartered in Australia

- International income is more than 50% of income across most businesses



$Am
3,500
3,000
2,500
2,000
1,500
1,000
500
0
International
Australia
27%
82%
4%
27%
61%
66%
FMG
EMG
FSG
BPG
TCG
IBG

Percentages represent each Group's international income as a percentage of total income, excluding earnings on capital and after costs directly attributable to earning the income, including fee and commissions expenses.

From an Australian institution growing internationally to a global institution headquartered in Australia

- International specialist fund equity raisings are more than triple Australian raisings



$Am
24,000
20,000
16,000
12,000
8,000
4,000
0
International
Australia
$A3.5b
$A13.7b
$A11.7b
$A21.6b
2004
2005
2006
2007

Managing important assets across the globe

Around 80% of assets in specialist funds and syndicates are located outside Australia


UK
Canada
407 ETR
Fraser Surrey Docks
France
Energy Power Resources (Europe)
French windfarms
MGPA
Belgium
Mexico
Denmark
Copenhagen Airport
Germany
USA
South Korea
Portugal
Australia
Japan
Hong Kong
Roads Real Estate Airports Communications Utilities Transport services Other

41

Provider of essential community services around the globe

Employees	+65,000 across the assets
Airports	+115 million passengers per annum
Toll Roads	1.7 million cars per day
Gas Distribution	6.9 million households
Water Services	+5.2 million households
Electricity Distribution	1.2 million households
Communications	83 million people are reached by Macquarie's television, telephone and radio infrastructure, and cable and newspaper services
Real Estate	+700 properties including retail, office, residential, leisure & industrial
Rail	2.7 million passengers per annum
Ferries	+6.0 million passengers per annum
Aged Care / Retirement Villages	+7,500 beds / +7,700 units
Buses	300 million passengers per annum

As at 31 March 2007

42

Growing in Asia-Pacific

Income* up 26% on prior year to $A1.1 billion

Income*



$Am
1200
1000
800
600
400
200
0
2003
2004
2005
2006
2007

Staff numbers



Headcount
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
2003
2004
2005
2006
2007

- Staff up 39% from 1,206 to 1,672

As at 31 March 2007 * Excludes earnings on capital and is after directly attributable costs, including fee and commissions expenses

43

Growing in Europe, Africa & the Middle East

Income* up 100% on prior year to $A1.4 billion

Income*



$Am
1600
1400
1200
1000
800
600
400
200
0
2003
2004
2005
2006
2007

Staff numbers



Headcount
1000
900
800
700
600
500
400
300
200
100
0
2003
2004
2005
2006
2007

- Staff up 45% from 648 to 939
- Intend to submit application to UK Financial Services Authority in July to set up UK incorporated banking entity

As at 31 March 2007 * Excludes earnings on capital and is after directly attributable costs, including fee and commissions expenses

44

Growing in the Americas

Income* up 105% on prior year to $A1.0 billion

Income*


$Am
1200
1000
800
600
400
200
0
2003
2004
2005
2006
2007

Staff numbers


Headcount
1000
900
800
700
600
500
400
300
200
100
0
2003
2004
2005
2006**
2007

- Staff up 34% from 663 to 890

As at 31 March 2007 * Excludes earnings on capital and is after directly attributable costs, including fee and commissions expenses
** Over 50 new staff as part of Cook Inlet acquisition in November 2005. Does not include de Giuliani Capital Advisors staff integrated in April 2007

45

Growing in Australia

Income* up 31% on prior year to $A2.8 billion

Income*


$Am
3,000
2,500
2,000
1,500
1,000
500
0
2003
2004
2005
2006
2007

Staff numbers


Headcount
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2003
2004
2005
2006
2007

- Staff up 15% from 5,666 to 6,522

As at 31 March 2007 * Excludes earnings on capital and is after directly attributable costs, including fee and commissions expenses

46

Growing capital to support business growth

Strong growth in ordinary shareholders' equity



$Ab
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
$750m capital raising &
$80m share purchase plan
(May 2007)
$7.1b
$700m capital raising
(May 2006)
$4.8b
$3.2b
$2.4b
$1.6b
$1.8b
2002
2003
2004
2005
Mar 06 + capital raising
Mar 07 + capital raising

Ordinary share capital net of treasury shares, plus retained earnings and reserves attributable to ordinary shareholders. 2002 and 2003 adjusted for dividend provision

Outlook with respect to capital requirements

- Key driver of capital requirements is business growth
- Our assessment is that we have ample capital from an economic perspective
- There are many developments in progress which are likely to affect our regulatory capital requirements in the current financial year:
  - Basel II – which is a new global regime for the regulation of Bank capital requirements
  - Other revised Australian prudential standards with respect to capital and possibly some related matters
  - Our proposed restructuring with the creation of a NOHC
- These changes are complex and their impact on regulatory capital requirements depends on many factors including:
  - Whether Macquarie is accredited under the Advanced Approaches with respect to Basel II
  - Decisions which APRA makes about the capital requirements of the restructured Macquarie Group
  - The final form of the various new prudential standards
  - The composition of Macquarie's balance sheet and the size and nature of our commitments
- The overall result of all of these changes is very difficult to forecast and could be materially negative in respect to regulatory capital ratios in some circumstances
- However, we continue to believe that we have adequate Shareholders' Funds from both an economic and regulatory perspective to support growth in the current financial year

First quarter substantially up on prior corresponding period

- Good market conditions
- Strong start in all major regions
- All Groups busy

49

Group commentary on first quarter

- **Investment Banking** – substantially up on prior corresponding period
  - Equity capital market activity – very good in Australia and Asia
  - Mergers and acquisitions – very good
  - Cash equities – Australia and Asia both very good
  - Performance fees recognised from specialist funds including Macquarie Infrastructure Company and DUET Group
  - Successful Boart Longyear IPO
- **Equity Markets** – very substantially up on prior corresponding period
  - Strong demand in Australia, Europe and Asian markets. However, environment remains highly competitive
  - Very strong Q1 revenues are largely seasonal
- **Treasury and Commodities** – well up on prior corresponding period
  - Strong performances across most divisions. Particularly strong performance from Debt Markets reflecting strong business flows
  - Favourable realisation of some Mining and Energy Capital equity positions also contributed to the Group's performance

50

Group commentary on first quarter

- **Real Estate** – very substantially up on prior corresponding period
  - — Strong performances across all major businesses and geographies
  - — Realisations made a significant contribution (Group result substantially up even without realisations)
- **Financial Services** – strongly up on prior corresponding period
  - — Continued growth in volumes and market share
  - — Very large superannuation-related flows in both Cash Management Trust and Wrap
- **Banking and Securitisation** – up on prior corresponding period despite increased investment in Canadian businesses and launch of Australian credit cards
  - — Strong volumes in Relationship Banking, Investment Lending well up on prior corresponding period
  - — No exposure to US subprime mortgage market
- **Funds Management** – slightly up on prior corresponding period (large performance fees in prior period)
  - — Assets under management and revenue base well up on prior corresponding period
  - — Macquarie-IMM realisation not yet brought to account

51

A busy start to the current financial year (post 1 April 2007)

- Significant transactions:
  - — Boart Longyear – IPO
  - — Macquarie-IMM Investment Management – funds management business (not yet brought to account)
- Significant acquisitions:
  - — Proposed Gateway Casinos Income Fund acquisition – PBL JV in Canada
  - — Arqiva (led by Macquarie Communications Infrastructure Group (MCG)) – £2.5b National Grid Wireless
  - — MCG/Macquarie European Infrastructure Fund II (MEIF II) – £1.9b Airwave
  - — Macquarie Infrastructure Company – $US615m Mercury Air Centers
  - — Macquarie Power & Income Trust – $C210m acquisition of Clean Power Income Fund, doubled size of fund
  - — Macquarie CountryWide – first European acquisitions in Poland and Germany
  - — Macquarie Goodman Asia – acquired 50.1% interest in listed Japanese logistics funds management and development business, J-REP
  - — Macquarie consortium (led by Macquarie Infrastructure Partners (MIP) and MCG) to acquire US wireless tower operator, Global Tower Partners - first significant entry into communications infrastructure in North America*
  - — Reached financial close on first UK Public Private Partnership equity investment with Peterborough Hospital
- Significant fund raisings:
  - — Over $US10b combined close of MEIF II and MIP

* Subject to financial close

52

A busy start to the current financial year (post 1 April 2007)

- Some new business initiatives:
  - Established commodity derivatives business alliance in Japan with Nomura Securities
  - New Delhi office opened offering corporate finance, securities brokerage, equity research and equity capital markets capabilities and providing financial operations support staff
  - Completion of integration of business of Giuliani Capital Advisors into Macquarie Securities (USA)
  - Macquarie Cook Power – Houston-based electricity trading business commenced trading
- Some other business developments:
  - Largest warrants issuer in Singapore for quarter ended June 30
  - Macquarie Securities Korea became the first foreign issuer of equity-linked warrants in Korea
  - Building Corporate Finance platform in China
  - Building European retail distribution platforms and partnerships:
    - German retail closed-end funds - over €900m raised to date* from 40,000 investors in Germany and Austria
    - Launch of retail infrastructure fund with Julius Bаer - a leading Swiss wealth manager
    - launch of UK Open Ended Investment Company with sub funds in Property, Private Equity and Infrastructure
  - Cash Management Trust reached $A18.6b[1], Wrap reached almost $A26b[1], Superannuation portfolio reached $A27.6b[2]
  - Investment Lending portfolio up 29% in first quarter to over $A6b; global mortgages loan book now exceeds $A27b

*Includes funds raised during year to 31 March 2007. 1. Includes $A1.6b CMT Wrap 2. Includes $14.7B Wrap and $10.6B CMT

Outlook – current year

- Subject to prevailing market conditions continuing expect:
  - Strong IPO and M&A activity
  - Good growth in specialist funds
  - Trading businesses to benefit from geographic and product expansion
  - Good equity broking volumes
- Expect to maintain or strengthen market positions in Australia and internationally
- Planning for continued strong growth:
  - International income will continue to make an increasingly important contribution
  - Expect to benefit from continued staff growth, with an emphasis on international
  - Growth predominantly organic but there may be some small and medium size acquisitions
- Swing factors include:
  - Asset realisations
  - General market conditions

Outlook – medium term

We are strongly positioned for the future

- We have achieved significant increases in both domestic and international market shares
- Global reach has increased very significantly
- We continue to be well placed due to:
  - Committed quality staff
  - Good businesses
  - Diversification
  - Benefits of major strategic growth initiatives
  - Effective prudential controls
  - Continued strong global investor demand for quality assets
  - Growth in capital base
  - Non-operating holding company will assist us to achieve international growth objectives
- Subject to market conditions not deteriorating materially, we expect:
  - Continued growth in revenue and earnings across most businesses over time
  - Continued good growth in international businesses

55

Appendix

Key ratios

(%)	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
Return on average ordinary shareholders' funds	23.1	25.5	26.1	26.8	28.1	27.1	18.7	18.0	22.3	29.8	26.0	28.1
Payout ratio	61.0	60.5	57.9	67.2	70.0	67.5	73.6	87.4*	53.2	54.2*	54.4	54.3
Tier 1 ratio	11.8	12.9	11.7	13.0	14.5	12.9	17.8	19.0	16.2	14.4	12.4	15.0
Capital adequacy ratio	15.4	13.2	16.4	17.3	18.4	16.0	19.4	21.4	19.9	21.2	14.1	15.5
Net impaired assets as % of loan assets	2.3	1.7	0.4	1.1	0.3	0.4	0.5	0.2	0.6	0.3	0.5	0.4
Net loan losses as % of loan assets	0.0	0.0	0.0	0.1	0.1	0.1	0.2	0.0	0.3	0.2	0.1	0.1

* Includes special dividend.

57

MACQUARIE BANK

Glossary

ADI	Authorised deposit taking institution
AGAAP	Australian generally accepted accounting principles
APRA	Australian Prudential Regulatory Authority
ASX	Australian Stock Exchange
$A	Australian dollar
BPG	Banking & Property Group
CMT	Cash Management Trust
cps	Cents per share
DUE	The DUET Group
EMG	Equity Markets Group
EPS	Earnings Per Share
FMG	Funds Management Group
FSG	Financial Services Group
FX	Foreign Exchange
FY	Full Year
IBG	Investment Banking Group
IPO	Initial Public Offering
JV	Joint Venture
M&A	Mergers and Acquisitions
MAP	Macquarie Airports
MAZPA	Macquarie Airports Reset Exchange Securities Trust
MBL	Macquarie Bank Limited
MCAG/MCQ	Macquarie Capital Alliance Group

58

MACQUARIE BANK

Glossary

MCG	Macquarie Communications Infrastructure Group
MCW	Macquarie CountryWide Trust
MDT	Macquarie DDR Trust
MEIF II	Macquarie European Infrastructure Fund II
MGI	Macquarie Goodman Industrial Trust
MGQ	Macquarie Goodman Group
MIC	Macquarie Infrastructure Company Trust
MIG	Macquarie Infrastructure Group
MIIF	Macquarie International Infrastructure Fund
MIPT	Macquarie Industrial Property Trust
MIP	Macquarie Infrastructure Partners
MLE	Macquarie Leisure Trust
MMG	Macquarie Media Group
MMPR	Macquarie MEAG Prime REIT
MOF	Macquarie Office Trust
MPG	Macquarie Private Capital Group
MPNPA	Macquarie ProLogis Income Trust
MPR	Macquarie ProLogis
MPT	Macquarie Power Income Fund
MSCI	Morgan Stanley Capital International
NOHC	Non-Operating Holding Company

59

MACQUARIE BANK

Glossary

NOHC	Non-Operating Holding Company
pcp	prior corresponding period
Q1	First Quarter
REIT	Real Estate Investment Trust
ROE	Return on equity
SCF	Southern Cross Fibers
TCG	Treasury & Commodities Group
TSR	Total shareholder return
UK	United Kingdom
US	United States of America
USD	US Dollar

60

MACQUARIE



Macquarie Specialist Funds Quarterly

June 2007



MACQUARIE

Disclaimer

This presentation has been prepared for professional investors.

The firm preparing this report has not take into account any customer's particular investment objectives, financial resources or other relevant circumstances and the opinions and recommendations herein are not intended to represent recommendations of particular investments to particular customers. All securities transactions involve risks, which include (among others) the risk of adverse or unanticipated market, financial or political developments and, in international transactions, currency risk. Due care and attention has been used in the preparation of any forecast information. However, actual results may vary from forecasts and any variation may be materially positive or negative. Forecasts, by their very nature, are subject to uncertainty and contingencies many of which are outside the control of Macquarie Bank Group.

Investments in Macquarie Bank Group managed funds are not deposits with or other liabilities of Macquarie Bank Limited or of any other entity in the Macquarie Bank Group and are subject to investment risk, including possible delays in repayment and loss of income and capital invested. None of the fund entities, Macquarie Bank Limited or any other member company of the Macquarie Bank Group guarantees any particular rate of return or the performance of Macquarie Bank Group managed funds, nor do they guarantee the repayment of capital from any of those funds.

All figures as at 30 June 2007, except where otherwise indicated.

Contents – Investment Banking Fund Snapshots

MACQUARIE

Contents – Real Estate Fund Snapshots

Introduction to Macquarie Specialist Funds

MACQUARIE

- Macquarie Bank Group (Macquarie) has established a leading position in specific asset class investor funds (specialist funds)
- At 30 June 2007, specialist assets under management totalled $A149 billion. Specialist fund activities span sectors including infrastructure and related sectors (toll roads, airports, communications infrastructure, energy utilities and other asset classes), sector-specific real estate assets (retail, office, industrial, commercial, global opportunity development), private equity and development capital
- Macquarie's specialist funds management model has been a key growth driver and has been exported to international markets
- Macquarie now has listed funds in Australia, Canada, USA, Korea and Singapore. It has unlisted funds in Australia, Korea, Hong Kong, Canada, USA, Europe, South Africa and the Middle East (see page 71 for list of funds)
- Macquarie believes its experience and expertise provide a competitive advantage in acquiring and managing assets, thereby delivering superior returns to fund investors

Introduction to Macquarie Specialist Funds

- The majority of Macquarie's specialist funds are managed by different wholly-owned or joint venture management companies within two Groups:
  - Investment Banking Funds housed within the Investment Banking Group
  - Real Estate Funds housed within the Real Estate Group
- Each area is dealt with separately in this document

Investment Banking Group

↓

Investment Banking Funds

Sectors of focus:
- Infrastructure
- Industrials
- Media
- Communications
- Private Equity

Real Estate Group

↓

Real Estate Funds

Sector of focus:
- Real estate:
  - Retail
  - Office
  - Residential
  - Leisure
  - Industrial
  - Diversified

Total assets under management

	As at		
	Jun 07 ($Am)	Mar 07 ($Am)	Sep 06 ($Am)
Specialist funds			
Infrastructure	**112,351**	99,593	69,125
Real Estate	**18,553**	18,297	17,917
Other	**17,772**	13,412	10,650
Total specialist funds	**148,676**	131,302	97,692
Funds management and financial services			
Retail	**22,456**	17,204	16,100
Wholesale	**49,374**	48,680	39,618
Total funds management and financial services	**71,830**	65,884	55,718
Total assets under management	220,506	197,186	153,410

Strong growth in Specialist Assets Under Management (AUM)



AUM
($Ab)
160
140
120
100
80
60
40
20
0
Infrastructure
Real Estate
Other specialist
2003
2004
2005
2006
2007
Jun 07

Years ended 31 March

Specialist fund equity raisings

- $A7.2b raised over the 3 months to 30 June 2007
- 67% from international investors and 79% into unlisted funds or syndicates


$Ab
Half Year Fund Raisings
15
10
5
0
3 months to
30 Jun 07
1H06
2H06
1H07
2H07
1Q08

Fund	Raising ($Ab) 1 Apr 07 – 30 Jun 07
Unlisted Infrastructure	3.41
Listed Infrastructure	1.30
Unlisted Real Estate	0.37
Listed Real Estate	0.17
Other	1.92
1Q08 TOTAL	$A7.2b

Funds raised by Macquarie and joint venture fund manager partners, including equity raised via DRP. Including committed, uncalled capital.

A Broad Range of Specialist Assets Under Management



Retail Real Estate
5%
Other
15%
Commercial Real Estate
6%
Industrial Real Estate
2%
Investment Funds
5%
Communications
Infrastructure
11%
Tourism/Leisure &
Residential Real
Estate
1%
Roads
22%
Utilities
21%
Airports
12%

Comprises listed and unlisted specialist infrastructure, real estate and other specialist assets under management as at 30 June 2007

80% of assets in specialist funds and syndicates are located outside Australia

MACQUARIE



Asia Pacific
6%
Americas
23%
Europe, Africa &
Middle East
51%
Australia
20%

Comprises listed and unlisted specialist infrastructure, real estate and other specialist assets under management (proportional ownership enterprise value) as at 30 June 2007

Specialist funds management income


Base fees
$Am
550
500
450
400
350
300
250
200
150
100
50
0
Other Listed
Listed Real Estate
Listed Infrastructure
Unlisted
2002
2003
2004
2005
2006
2007


Performance fees
$Am
400
350
300
250
200
150
100
50
0
Unlisted
MLE
MCW
MOF
MPT
MIIF
MIG
MIC
MCG
MAP
MMG
2002
2003
2004
2005
2006
2007

Years ended 31 March

A Robust Governance Framework

- Each listed vehicle has its own Board with a majority of independent directors
- Related party transactions with Group entities are undertaken on arms length terms
- Fees are usually subject to third party expert review or are benchmarked to market
- Only independent directors, or in the case of some unlisted funds, investor representatives, make decisions about transactions involving the Macquarie Group or affiliates as counterparties
- Each listed fund has its own Managing Director or Chief Executive Officer
- Staff dedicated to each fund serving interests of unitholders and boards of funds
- There are 'Chinese Walls' operating between the specialist funds management businesses and other parts of Macquarie

Alignment of interests

Base management fees alignment	Performance fees alignment	Macquarie executive remuneration alignment
Base management fees are calculated as: For investment banking funds: - a percentage of fund market capitalisation or committed/invested capital for unlisted funds For real estate funds: – a percentage of total assets or assets under management for unlisted funds	Performance fees only payable where fund performance exceeds a benchmark (stock market indices or agreed rate of return)	Where a Macquarie employed Executive Director from a specialist funds business is directly and solely involved in the management of a specialist fund, 20% of their profit share allocation will be notionally invested by Macquarie in that fund
Macquarie incentivised to grow the fund security price	Macquarie incentivised for the fund to outperform its benchmark	Where an Executive Director from a specialist funds business is not solely involved in a specific fund, 20% of their profit share allocation will be notionally invested by Macquarie in an appropriate basket of Macquarie-managed funds
		Subject to vesting arrangements and no disqualifying events, retained profit share vesting commences at year five and does not fully vest until year 10

Macquarie's Equity Investments in Funds Further Align Interests

MACQUARIE

- Over $A1b of unrealised gains in Macquarie-managed funds
- Substantial investments held in Macquarie-managed funds – $A3.0b



$Ab
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Market value
Mar-05
Mar-06
Mar-07
Jun-07
Market Value
Macquarie Airports
Macquarie Capital Alliance Group
Macquarie Communications Infrastructure Group
Macquarie CountryWide
Macquarie European Infrastructure Funds
Macquarie Goodman Group
Macquarie Infrastructure Group
Macquarie Infrastructure Partners
Macquarie Korea Infrastructure Fund
Macquarie MEAG Prime REIT
Macquarie Media Group
Macquarie Office Trust
Other infrastructure funds
Other real estate funds
Other Macquarie-managed funds

Macquarie's listed specialist funds have outperformed over the long-term

LISTED FUNDS ACCUMULATED PERFORMANCE VS ALL ORDINARIES ACCUMULATION AND MSCI WORLD ACCUMULATION INDICES



Index
800
700
600
500
400
300
200
100
0
Macquarie Listed Specialist Funds
All Ordinaries Accumulation Index
MSCI World ($A)
Jun-07
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

Stocks currently included are Macquarie Airports, Macquarie Communications Infrastructure Group, Macquarie Infrastructure Group, Macquarie CountryWide Trust, Macquarie Leisure Trust Group, Macquarie Office Trust, Macquarie ProLogis Trust, Macquarie DDR Trust, Macquarie Goodman industrial Trust (last listed 1 Feb 05), Southern Cross Fliers (last listed 22 Dec 06), DUET Group, Macquarie Capital Alliance Group, Macquarie Private Capital Group, Macquarie Media Group, Macquarie Power and Infrastructure Income Fund, Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund, Macquarie Infrastructure Company, Macquarie International Infrastructure Fund, Macquarie Global Infrastructure Total Return Fund, Macquarie Korea Infrastructure Fund, Macquarie Central Office Corporate Restructuring REIT and Macquarie MEAG Prime REIT.

As at 30 June 2007, indexed at 31 December 1995

MACQUARIE



Investment Banking Funds

The IBF business today

		1996		2004		June 2007
Funds/vehicles	No.	2	▶	14	▶	31
Assets	No.	4	▶	67	▶	109
EV (proportionate)	$bn	1.6	▶	34	▶	120
Equity commitments	$bn	0.6	▶	18	▶	58
Equity raised in the last 12 months (funds only)	$bn	n/a	▶	2 (Jul 03 – Jun 04)	▶	17 (Jul 06 – Jun 07)
Offices	No.	1	▶	8	▶	12
Staff	No.	5	▶	210	▶	590+
Return to investors	%	n/a	▶	18.5% pa	▶	19.8% pa*

* Annualised return based on all capital raised, distributions paid and valuations (market capitalisation for listed funds and net asset value for unlisted funds) for IBF funds since inception to 30 June 2007 (listed funds as at 30 June 2007, unlisted funds as at 31 December 2006). Calculated in AUD. Cashflows converted at historic rates.

Macquarie IBF business model

MACQUARIE

A unique complete service provider

Broker	Financial Adviser	Underwriter	Fund & Asset Manager	Principal

Governance Separation

Macquarie Advisory
- Advisory (third party and fund)
- Asset sourcing
- 1000+ executives (500+ infrastructure specialists) worldwide with deal origination and execution skills and experience

IB Funds
- Funds focus
- Active asset management
- Investment evaluation
- 590+ staff worldwide
- Equity under management ~A$58bn

Strong alignment of interests
- Fund shareholdings
- Performance fee incentive
- Remuneration based on fund performance

Investors benefit
- 19.8%* compound annual return

* Annualised return based on all capital raised, distributions paid and valuations (market capitalisation for listed funds and net asset value for unlisted funds) for IBF funds since inception to 30 June 2007 (listed funds as at 30 June 2007, unlisted funds as at 31 December 2006). Calculated in AUD. Cashflows converted at historic rates.

Sustained Deal Flow

109 assets, 25 countries - unique global positioning, local asset managers

MACQUARIE



EUROPE

UK
Airwave
Arqiva/NGW
Bristol Airport
CLP Envirogas
East London Bus Group
Energy Power Resources (UK)
M6 Toll
Moto
National Car Parks
Red Bee Media
Steam Packet
Talarius
Thames Water
Wales & West Utilities
Wightlink

Belgium
Brussels Airport

Spain
Itevelesa

France
Autoroutes Paris-Rhin-Rhône
Energy Power Resources (Europe)
Trois Sources & Lomont windfarms

Germany
TanQuid (tank storage business)
Warnow Tunnel

Denmark
Copenhagen Airport

Portugal
Tagus Crossings

The Netherlands
European Directories**
NRE*
Netbeheer Haarlemmermeer*
Obragas Net*

Poland
Deep Sea Container Terminal

Sweden
Arlanda Express

AFRICA

South Africa
Bakwena Platinum Corridor
N3 Toll
N4 Maputo Toll
Neotel

Tanzania
Kilimanjaro Airport

United Arab Emirates
Al Ain Industrial City
Industrial City of Abu Dhabi (Phase 2)
Industrial City of Abu Dhabi Extension Phase 2
ICAD Effluent Treatment Plant

Canada
407 ETR
A-25*
AltaLink
Cardinal Power
Clean Power Operating Trust***
Edmonton Ring Road
Fraser Surrey Docks
Halterm Limited
Leisureworld
New World Gaming*
Sea To Sky

USA
AIR-serv
American Consolidated Media
Aquarion
Atlantic Aviation
District Energy
Dulles Greenway
Duquesne Light
Hanjin Container Terminals
Icon Parking
Indiana Toll Road
International-Matex Tank Terminals
Longview
FastTrack Parking
Skyway
Smarte Carte
South Bay Expressway
The Gas Company

Japan
Hakone Turnpike
Ibukiyama Driveway

China/Taiwan
Changshu Xinghua Port
Taiwan Broadband Communications

South Korea
Baekyang Tunnel
Cheonan Nonsan Expressway
Daegu East Circular Road
Incheon Expressway
Incheon Grand Bridge
Kwangju 2nd Beltway, Section 1
Kwangju 2nd Beltway, Section 3
Machang Bridge
New Daegu Busan Expressway
SK E&S
Seosuwon-Osan-Pyungtaek Expressway
Seoul Chuncheon Expressway
Seoul Subway #9
Soojungsan Tunnel
West Sea Power / West Sea Water
Woomyunsan Tunnel
Yongin Seoul Expressway

Australia
AlintaGas Networks
Broadcast Australia
Dampier-Bunbury
Eastern Distributor (M1)
EastLink
Electranet SA
Macquarie Regional Radioworks
Multinet
Prospect Water
RVG Sydney
Retirement Care Australia
Retirement Services Australia
Southern Cross Broadcasting
Sydney Airport
Transtoll
United Energy Distribution
Westlink M7
Zig Inge

New Zealand
Metlifecare
Private Lifecare
RCNZ

As at 30 June 2007 – the assets listed are managed on behalf of investors with various direct % stakes held in each
* Subject to financing and customary closing arrangements
** European Directories also located in Sweden, Finland, Austria, Czech Republic, Slovakia, Denmark and France
*** Includes wind, hydro and biomass power assets

Significant international growth

MACQUARIE


IBF managed assets by location*
A$bn
120
100
80
60
40
20
0
Middle East/Africa
Asia
UK/Europe
North America
Australia/NZ
2002
2004
2007


2002
Asia
Middle East/Africa
Australia/NZ
45%
18%
UK/Europe
North America


June 2007
Asia
Middle East/Africa
Australia/NZ
17%
61%
North America
UK/Europe

* As at 30 June 2007. Calculated as proportionate Enterprise Value. Proportionate net debt and equity value as at 31 December 2006 or cost if acquired subsequent to 31 December 2006.

Assets performing well

Asset proportionate EBITDA compared to prior corresponding period (PCP)*



24.9%
13.3%
10.3%
8.7%
7.1%
8.4%
14%
12%
10%
8%
6%
4%
2%
0%
% Change
MIG
MAp
MCG
MIIF [1]
MCAG
MMG

* Calculated for the six months ended 31 December 2006 for MIG, MCG, MCAG and MMG. Calculated for the 12 months ended 31 December 2006 for MAp and MIIF. Assumes the portfolio held by each fund as at 31 December 2006 (weighted average over 2006 for MAp) was held over the prior corresponding period. Calculated pre-forex effects. Investments in other Macquarie managed funds have been excluded.

[1] Excludes NMRE as EBITDA not publicly available at time of calculation

Active asset management delivering strong returns to investors

Asset Traffic, Revenue and EBITDA Compared to PCP*



25%
20%
15%
10%
5%
0%
% Change
Traffic Compared to PCP
Revenue Compared to PCP
EBITDA Compared to PCP
MIG
MAp
MCG

* Calculated for the six months ended 31 December 2006 for MIG and MCG and for the 12 months ended 31 December 2006 for MAp on a proportionately consolidated basis. Assumes the portfolio held by the fund as at 31 December 2006 was held over the prior corresponding period (weighted average over 2006 for MAp). Calculated pre-forex effects.

Fund	Distribution (cents per security)				Compound Annual Growth Rate
	2004	2005	2006	2007	
MIG	7.5	7.5[1]	21	20	39%
MAp	12	20	25	26	29%
MCG	23	29	39	42	22%

[1] Excludes special distribution of 70 cents as a result of the sale of MIG's 40% interest in Cin

Base fees

Wholesale equity funds	Retail equity funds	Australian listed property	Listed infrastructure	Unlisted infrastructure	Private equity	Hedge funds
0.2% – 0.8%	0.7% – 2.8%	0.6% – 1%	Non MBL: 1.3%[1] MBL: 1.1%[2]	Non MBL: 1.5% MBL: 1.5%	1.5% – 2.5%	2.0% +

Performance fees

Listed funds	Unlisted funds
20% of outperformance over benchmark (eg market benchmark)	20% of total return (once threshold met)

1 Weighted average of BBI, SKICA, AIX, BBW, CIF, SPN, HICL, BBP, based on market capitalisation as at 30 June 2007.
2 Weighted average of MIG, MAp, MCG, DUET, MIIF, MIC and MKIF, based on market capitalisation as at 30 June 2007 (except for DUET and MKIF which are included at 50% to reflect economic ownership of JV manager).

Exposure to interest rates

MACQUARIE

Over $95 billion of debt across IBF managed assets – majority hedged

- Over the **short to medium term,** cashflows of IBF funds are relatively insensitive to changes in interest rates due to significant interest rate hedging
- The table below shows the % of asset debt hedged over the following terms*

0-2 years	2-4 years	4-7 years	>7 years
91%	81%	70%	45%

- Over the **long term,** indexed cashflows provide a natural hedge to rising interest rates. The table below illustrates the natural hedge for MIG's two largest investments

	407 ETR A$m	M6 Toll A$m
Valuation at 31 December 2006	2,935.5	2,562.2
Interest rates +1%[1]	(73.2)	(7.0)
Risk-free rate +1%[2]	(587.0)	(405.8)
Inflation +1%[3]	792.3	539.8
Valuation	**3,067.6**	**2,689.2**
Valuation uplift	**4.5%**	**5.0%**

* As at 31 December 2006
1. Due to increase in debt servicing costs
2. Due to increase in discount rate/ cost of equity.
3. Due to increase in toll revenue as toll prices linked to inflation.



IBF fund snapshots

All figures provided for IRR and market capitalisation are as at 30 June 2007, except where otherwise indicated.

IRR is the annualised return based on all capital raised, distributions paid and market capitalisation for IBF funds since inception to 30 June 2007.

Asset portfolios of funds as at 30 June 2007, except where otherwise indicated.



Macquarie Infrastructure Group

MACQUARIE

A listed fund that invests in toll roads around the world

About MIG (MIG:ASX)	MIG is one of the world's largest private toll road developers, with a significant proportion of its assets in the development or ramp-up stages, providing strong growth potential. More info: www.macquarie.com.au/mig	
Performance	IRR: 17.8%	
Asset portfolio	**Australia** – Westlink M7 (47.5% interest) **France** – Autoroutes Paris-Rhin-Rhône (APRR) (20.4% interest) **Germany** – Warnow Tunnel (70.0% interest) **UK** – M6 Toll (100% interest)	**Portugal** – Vasco da Gama Bridge (30.6% interest) – 25th April Bridge (30.6% interest) **US** – Skyway (22.5% interest) – South Bay Expressway (50.0% interest) – Dulles Greenway (50.0% interest) – Indiana Toll Road (25.0% interest) **Canada** – 407 ETR (30.0% interest)
MIG facts	– Listed: December 1996 – ASX Top 35	– Security holders: Approx 50,600 – Market capitalisation: A$9.1bn

A listed fund that invests in airports globally

About MAp (MAP:ASX)	MAp has acquired a portfolio of high quality airport assets with strategically appealing characteristics such as dominant market position, under-developed commercial opportunities, a capacity to expand services, and potential to increase returns by optimising capital structures. More info: www.macquarie.com/map	
Performance	IRR: 25.8%	
Asset portfolio	**Australia** – Sydney Airport (72.1% interest) **Denmark** – Copenhagen Airport (53.4% interest)	**UK** – Bristol Airport (32.1% effective interest) **Belgium** – Brussels Airport (53.9% interest)
MAp facts	– Listed: April 2002 – ASX Top 50	– Security holders: Approx 35,000 – Market capitalisation: A$6.9bn

About the combined holdings	The funds currently investing in airports that are managed by Macquarie are MAp, MAG, MEIF, MIIF, SAIF, and GIF II. Each fund has its own investment criteria and due diligence process, ensuring that acquisitions benefit the fund and its investors.	
Combined asset portfolio[1]	**Australia** – Sydney Airport (81.8% interest[2]) **Denmark** – Copenhagen Airport (53.4% interest) **Tanzania** – Kilimanjaro Airport (30.0% interest)	**UK** – Bristol Airport (100% interest) **Belgium** – Brussels Airport (70.0% interest)

[1] The interest held in each asset is shown as a net figure after removing double counting for common interests
[2] Includes MTAA, Colonial, UniSuper and OTPP interests managed through Southern Cross Australian Airports Trust (SCAAT), an investment vehicle managed by Macquarie Airport Management which holds a 62.3% interest in SCACH (Sydney Airport).

Macquarie Communications Infrastructure Group

A listed fund that invests in communications infrastructure assets globally

About MCG (MCG:ASX)	MCG invests in communications infrastructure in OECD countries, including terrestrial broadcast infrastructure, satellite related assets and telecommunication sites. MCG targets assets with predictable cashflows, revenue growth potential through increased service to new and existing customers, an available significant shareholding, and an experienced management team. More info: www.macquarie.com.au/mcg
Performance	IRR: 28.4%
Asset portfolio	Australia – Broadcast Australia (100% interest) UK – Arqiva / National Grid Wireless (43.7% interest)* – Airwave (50% interest) – Global Tower Partners (28.7% interest)**
MCG facts	– Listed: August 2002 – ASX Top 100 – Security holders: Approx 14,500 – Market capitalisation: A$3.2bn

* Arqiva acquired 100% of National Grid Wireless in April 2007.

** Announced in July 2007.

Macquarie Korea Infrastructure Fund

A listed fund investing in Korean PPI infrastructure assets

About MKIF (088980:KRX, MKIF:LSE)	MKIF is Korea's first listed infrastructure fund, and is managed by Macquarie Shinhan Infrastructure Asset Management Company Limited, a joint venture between Macquarie and Shinhan Financial Group. MKIF targets investments in PPI infrastructure projects in Korea such as toll roads and railways. MKIF was established in 2002 as an unlisted fund and subsequently listed on the Korea Exchange and London Stock Exchange in 2006. More info: www.macquarie.com/mkif	
Performance	– IRR (to listing): 31.5% – IRR (since listing): 9.8%	
Asset portfolio	Korea (Operating assets) – Gwangju 2nd Beltway Section 1 (100%) – Gwangju 2nd Beltway Section 3-1 (75.0%) – Soojungsan Tunnel (100%) – Baekyang Tunnel (99.2%) – Cheonan-Nonsan Expressway (60.0%) – Woomyunsan Tunnel (36.0%) – Daegu 4th Beltway East (85.0%) – Incheon International Airport Expressway (24.1%) – New Daegu Busan Expressway (6.5%[1])	(Assets under construction) – Seoul Subway #9 (24.5%) – Seoul-Chuncheon Expressway (15.0%) – Yongin-Seoul Expressway (35.0%[2]) – Machang Bridge (49.0%[3]) – Incheon Grand Bridge (41.0%) – Seosuwon-Osan-Pyungtaek Expressway (-%[4])
MKIF facts	– Established: December 2002 – KRX Top 80	– Security holders: Approx 2,500 – Market capitalisation: KRW2.4 trillion (A$3.1bn)

[1] After conversion of convertible bonds which mature in 2008

[2] MKIF has an option to acquire an additional 32.0% equity interest after two years of operation

[3] MKIF has a take-out agreement to acquire the remaining 51.0% of the project equity after construction completion

[4] MKIF's investment consists of subordinated loans to the concession company. MKIF has a second ranking pre-emptive right over the issue of new shares and the transfer of existing shares in the concession company (after existing shareholders)

Macquarie Infrastructure Company

MACQUARIE

A listed company that invests in infrastructure businesses in the US

About MIC (MIC:NYSE)	MIC is a US-based infrastructure company that owns, operates and invests in a diversified group of infrastructure businesses. These businesses include airport services, district energy, off-airport parking, gas production and distribution and bulk liquid storage terminals. More info: www.macquarie.com/mic	
Performance	IRR: 33.4%	
Asset portfolio	US – Atlantic Aviation (100% interest) – FastTrack Airport Parking (87.9% interest) – Thermal Chicago (100% interest) – The Gas Company (100% interest) – International-Matex Tank Terminals (50.0% interest)	
MIC facts	– Listed: December 2004 – Security holders: Approx 28,000	– Market capitalisation: US$1.8bn (A$2.1bn)

Macquarie International Infrastructure Fund

MACQUARIE

A listed fund that invests in infrastructure assets around the world, with a focus on Asia

About MIIF (M41:SGX)	MIIF was formed to own and operate a diverse group of infrastructure businesses in Asia and around the world. It has invested directly and indirectly in a portfolio of infrastructure assets globally, and in the future, it will focus on investing directly in Asian infrastructure assets. MIIF aims to provide long-term capital growth and access to the stable and predictable cash flow characteristics of the sector. More info: www.macquarie.com/miif	
Performance	IRR: 13.4%	
Asset portfolio[1]	**Australia** – MAp stapled securities (2.1% interest) – MCG stapled securities (3.7% direct) **Belgium** – Brussels Airport (3.2% direct & 1.7% indirect interest) **Taiwan** – Taiwan Broadband Communications (20.0% interest)	**UK** – Arqiva/ National Grid Wireless (8.7% direct & 1.6% indirect interest)[2] – Macquarie European Infrastructure Fund (6.3% interest) **Germany** – TanQuid (100% interest) **Canada** – Leisureworld (55.0% interest) **China** – Changshu Xinghua Port (38.0% interest)
MIIF facts	– Listed: May 2005	– Security holders: Approx 6,500 – Market capitalisation: S$1.4bn (A$1.1bn)

[1] Reflects events which have occurred subsequent to 30 June 2007. MIIF unwound the total return swap (TRS) arrangements with Macquarie Bank in respect to its interests in Macquarie Infrastructure Company (MIC) and DUET Group (DUET) on 2 July and 4 July respectively. MIIF's interests in MIC and DUET were sold for total gross considerations of US$24.6 million and A$65.1 million respectively. MIIF completed the acquisition of its 20% economic interest in Taiwan Broadband Communications on 16 July 2007.

[2] Arqiva acquired 100% of National Grid Wireless in April 07.

Macquarie Media Group™

A listed fund that invests in media assets globally

About MMG (MMG:ASX)	MMG is an ASX listed media fund which seeks to combine operational expertise from quality media operators with Macquarie's financing and acquisition expertise, to access investments across the media sector globally, and provide investors with stable cash yields, the benefits of organic growth through market growth and asset performance improvement, as well as growth through acquisition. More info: www.macquarie.com.au/au/mmg
Performance	IRR: 12.5%
Asset portfolio	**Australia** – Macquarie Regional Radioworks (100% interest) – Southern Cross Broadcasting (100% interest)* **Taiwan** – Taiwan Broadband Communications (60.0% interest) **US** – American Consolidated Media (100% interest)
MMG facts	– Listed: November 2005 – ASX Top 200 – Security holders: Approx 7,000 – Market capitalisation: A$1.0bn

* Announced in July 2007, subject to shareholder approval and completion of a Scheme of Arrangement expected to occur in October 2007.

Macquarie Capital Alliance Group

A listed fund investing across a range of industry sectors globally in its own right and as a co-investor alongside Macquarie Bank Group and/or its clients

About MCAG (MCQ:ASX)	MCAG provides an opportunity to co-invest with the Macquarie Bank Group and its clients. MCAG focuses on assets with privileged market positions and strong growth prospects. It typically looks to hold assets for the medium term and targets private equity style returns. MCAG has a global mandate with a bias towards OECD countries. More info: www.macquarie.com.au/mcag
Performance	IRR: 11.4%
Asset portfolio	**Australia** – Regis (46.0% interest)* (formerly Retirement Care Australia) – Zig Inge (49.0% interest) **US** – AIR-serv (60.3% interest) **Netherlands** – European Directories (39.0% interest) **UK** – Red Bee Media (65.3% interest)
MCAG facts	– Listed: April 2005 – ASX Top 200 – Security holders: Approx 10,000 – Market capitalisation: A$1.2bn

* Completed July 2007.

A listed fund that invests in energy utility infrastructure

About DUET (DUE:ASX)	DUET is an ASX listed energy utility infrastructure fund managed by a 50:50 joint venture company owned by Macquarie Bank and AMP Capital Investors. DUET invests in energy utility assets in OECD countries that are either regulated or have predominantly contracted revenue streams. DUET targets assets with predictable cashflows and invests in assets which provide diversification of energy source, geography, regulatory regimes and operator. More info: www.duet.net.au	
Performance	IRR: 31.3%	
Asset portfolio	Australia – Multinet Gas Holdings (79.9% interest) – United Energy Distribution (66.0% interest) – Dampier to Bunbury Natural Gas Pipeline (68.6% interest*) – AlintaGas Networks (25.9% interest)	US – Duquesne Light (29.0% interest)
DUET facts	– Listed: August 2004 – ASX Top 200	– Security holders: Approx 17,000 – Market capitalisation: A$2.3bn

* As at 31 December 2006. Reducing to 60% as other equity owners pay up their shares

A listed trust investing in North American infrastructure assets, with an emphasis on power infrastructure and Canadian assets

About MPT (MPT.UN:TSX)	MPT is a TSX-listed income fund that invests in North American infrastructure assets, with an emphasis on power infrastructure and a preference for Canadian assets. It aims to acquire and actively manage a high-quality portfolio of long-life assets to improve their financial performance and provide growing and sustainable distributions to unitholders for the long term. More info: www.macquarie.com/mpt	
Performance	IRR: 10.7%	
Asset portfolio	Canada – Cardinal (100% interest) – Leisureworld (45.0% interest) – Erie Shores Wind Farm (100% interest)* – Sechelt, Hluey Lakes, Dryden and Wawatay (hydro facilities) (100% interest)* – Whitecourt (biomass facility) (100% interest)* – Chapais (biomass facility) (31.3% interest)*	US – Subordinated debt investment in six US wind farms*
MPT facts	– Listed: April 2004 – Unitholders: Approx 19,000	– Market capitalisation: C$492m (A$544m)

* These assets are held within Clean Power Operating Trust which was acquired by MPT on June 26, 2007.

Macquarie European Infrastructure Fund

An unlisted fund investing in European infrastructure assets

About MEIF	MEIF is a wholesale fund focusing on investments in infrastructure and related assets in European OECD countries. It aims to invest in assets that provide essential services to the community with sustainable and predictable cashflows. MEIF's investors are primarily pension funds and other institutional investors seeking long-term, stable returns. More info: www.macquarie.com/meif
Asset portfolio	**Sweden** – Arlanda Express airport rail link (100% interest) – MEIF Renewables (100% interest) **Belgium** – Brussels Airport (10.0% interest) **France** – Autoroutes Paris-Rhin-Rhône (APRR) (20.4% interest) – MEIF Renewables (100% interest) **UK** – Wales & West Utilities (31.0% interest) – MEIF Renewables (100% interest) – Wightlink (100% interest) – Bristol Airport (50.0% interest) – Thames Water (12.4% interest) **Netherlands** – NRE (49.0% interest)* – Obragas/NetH (49.0% interest)**
MEIF facts	– Established: April 2004

* Represents economic interest. NRE is subject to closing arrangements.

** Obragas/NetH reached reached financial close on 12th July 2007.

Macquarie European Infrastructure Fund II

MACQUARIE

An unlisted fund investing in European infrastructure assets

About MEIF II	MEIF II is a wholesale investment vehicle with a mandate to invest in infrastructure businesses located in European Union (EU) member states, Norway, Switzerland and other countries acceding to the EU on set dates during the fund's commitment period. It aims to invest in assets that provide essential services to the community, a strategic competitive advantage and sustainable and predictable cashflows over the long term. More info: www.macquarie.com/meif2
Asset portfolio	**UK** – Thames Water (23.2% interest) – National Car Parks (100% interest)* – Arqiva/National Grid Wireless(14.5% interest)** – Airwave (50.0% interest)
MEIF II facts	– Established: May 2006

* The fund owns 100% of ordinary shares issued. Management contributed 0.6% of the equity under a Management Incentive Scheme.

** Arqiva acquired 100% of National Grid Wireless in April 2007. Represents economic interest.

Macquarie Korea Opportunities Fund

An unlisted Korean infrastructure fund

About MKOF	MKOF was established under Korean Indirect Investment Asset Management Business Act to provide Korean and non-Korean investors with opportunities to invest in essential infrastructure assets such as gas, power, water, transport, telecommunications, media and social infrastructure.
Asset portfolio	**Korea** – SK E&S Gas Distribution (49.0% interest) – Hanjin Pacific Corporation - Japanese, Taiwanese container terminals (40.0% interest) – West Sea Power/ West Sea Water (100% interest) **US** – Total Terminals International - US container terminals (40.0% interest)
Details	– First close: Dec 2005

This factsheet does not constitute a solicitation of capital commitments by MKOF. It is not MKOF's intention to solicit capital commitments via this factsheet.

An unlisted fund investing in North American infrastructure assets

About MIP	MIP is a newly established fund that intends to earn income directly and indirectly from infrastructure assets and assets with similar characteristics located predominantly in the United States and Canada. It is a closed-ended 10-year fund with possible extensions.	
Asset portfolio	**US** – Aquarion Company (55.0% interest) – Duquesne Light Holdings (22.0% interest) – Skyway (22.5% interest) – South Bay Expressway (50.0% interest) – Dulles Greenway (50.0% interest) – Indiana Toll Road (25.0% interest) – Global Tower Partners (56.2% interest)*	**Canada** – Halterm Limited (100% interest) – Fraser Surrey Docks (100% interest) – A-25 (100% interest)**
MIP facts	– Established: May 2006	

* Announced in July 2007.

** Subject to closing arrangements.

Macquarie Essential Assets Partnership

An unlisted fund investing in essential infrastructure assets in North America

About MEAP	MEAP was established to provide Canadian investors with exposure to essential infrastructure assets across North America, including regulated electricity, gas, water and public-private transportation assets.
Asset portfolio	Canada – AltaLink electricity transmission network (23.1% interest) – Sea to Sky Highway Improvement Project (100% interest) – Edmonton Ring Road Project (81.0% interest) US – Aquarion Company (33.0% interest)
MEAP facts	– Established: May 2003

Unlisted funds investing in infrastructure in OECD and OECD like countries

About the funds	GIF II and GIF III are both 10-year, closed-end funds which target assets characterised by their sustainable competitive advantage, and look to add value to investments through active management. GIF II is fully invested or committed to invest into specific investments.		
Asset portfolio	GIF II UK – Wales & West Utilities (5.2% interest) – Arqiva / National Grid Wireless (0.7% interest)* Belgium – Brussels Airport (3.0% interest) New Zealand – Retirement Care New Zealand (100% interest)	Poland – DCT Gdansk (63.8% interest) Spain – Itevelesa (38.8% interest) US – Duquesne Light (6.6% interest) France – French windfarms (100% interest)	GIF III US – Global Tower Partners (6.6% interest)**
GIFs facts	GIF II – Established: Sep 2003		GIF III – Established: April 2007

* Arqiva acquired 100% of National Grid Wireless in April 2007. GIF II did not participate in the Arqiva funding for NGW because it was fully invested. As a result, GIF II's economic interest was reduced from 1.4% to 0.7%.

** Announced in July 2007.

Unlisted funds investing in and developing a diverse range of sub-Saharan infrastructure assets

About the funds	The African funds are managed by two joint ventures between Macquarie and Old Mutual Asset Managers (OMAM) and Kagiso Trust Investments (KTI) of South Africa. South Africa Infrastructure Fund (SAIF) and African Infrastructure Investment Fund (AIIF) have currently invested in a portfolio of infrastructure projects, including toll roads and airports, providing local investors with an opportunity to benefit from the unique characteristics of infrastructure and at the same time contribute to regional infrastructure and economic development. The recently launched Kagiso Infrastructure Empowerment Fund (KIEF) is the largest pool of dedicated infrastructure equity, designated as Black Economic Empowerment (BEE) equity in the region.		
Asset portfolio	SAIF **South Africa** – Trans African Concessions (44.3% interest) – N3 Toll Concessions (28.0% interest) – Bakwena Platinum Corridor Concessionaire (25.0% interest) **Tanzania** – Kilimanjaro Airport Development Company (30.0%)	AIIF **South Africa** – Trans African Concessions (23.2% interest) – N3 Toll Concessions (10.2% interest) – Neotel (SNO)(5.4% interest)	KIEF **South Africa** – Neotel (SNO)(2.6% interest)
African fund facts	SAIF – Established: June 1996	AIIF – Established: January 2004	KIEF – Established: September 2006

MACQUARIE



Real Estate Funds

Macquarie Real Estate provides broad real estate offering

Macquarie Real Estate Capital

Funds management

- Specialising in the sponsorship, creation and management of specialist real estate investment trusts and unlisted funds in the world's major capital markets

Investment banking

- Facilitates complex transactions, providing effective risk management and often co-investing with clients to deliver superior returns

Land development

- Various development activities throughout Australia, Asia, Africa and the US in residential and commercial sectors

Asset and property management

- Services encompass property acquisition and disposal and various aspects of asset management, tenant relations, development, refurbishment and facilities management

Real estate research

Macquarie Real Estate Structured Finance

Structured finance

- A leading provider of financing solutions for real estate projects and clients across all major real estate sectors

Key areas of expertise:

- Real estate project financing
- Senior mezzanine debt and equity funding
- Joint Ventures
- Risk Participation Finance

A global real estate platform

– Manages over 700 properties valued in excess of $A24b

– Portfolio comprises seven listed and 18 unlisted property funds

– The Macquarie Real Estate team comprises of over 530 staff located in 22 locations across 10 countries



EUROPE
- Macquarie Real Estate Capital
- Macquarie Real Estate Structured Finance
- Macquarie Global Property Advisors
- Macquarie Office Trust
- Macquarie CountryWide Trust

SOUTH AFRICA
- Medallist

INDIA
- Macquarie Real Estate Capital
- Milestone Communities

UAE
- Macquarie Real Estate JV with ADCB

SOUTH KOREA
- Macquarie Real Estate Capital
- Macquarie Global Property Advisors
- MOO CR-REIT
- Schroder Asian Properties

JAPAN
- Macquarie Real Estate Capital
- Macquarie Global Property Advisors
- Macquarie Goodman Asia

CHINA
- Macquarie Real Estate Capital
- Macquarie Global Property Advisors
- First China Property Group
- MWREF
- Schroder Asian Properties

MALAYSIA
- Macquarie Global Property Advisors

NEW ZEALAND
- Macquarie CountryWide Trust
- Macquarie Leisure Trust Group
- MREMS

SINGAPORE
- Macquarie MEAG Prime REIT
- Schroder Asian Properties
- Macquarie Global Property Advisors

HONG KONG
- Macquarie Global Property Advisors
- Macquarie Real Estate Capital
- Macquarie Goodman Asia
- Schroder Asian Properties

US
- Macquarie Real Estate Capital
- Macquarie DDR Trust
- Macquarie ProLogis Trust
- Macquarie CountryWide Trust
- Macquarie Office Trust
- Macquarie Leisure Trust Group
- Macquarie Real Estate Structured Finance
- Medallist

MEXICO
- Macquarie ProLogis Trust

AUSTRALIA
- Macquarie Real Estate Capital
- Macquarie Real Estate Structured Finance
- Urban Pacific
- Macquarie Direct Property
- MREEF Funds
- Macquarie CountryWide Trust
- Macquarie Office Trust
- Macquarie Leisure Trust Group
- Medallist
- MREMS

All figures as at 30 June 2007.

Strong growth in assets under management


A$b
25
20
15
10
5
0
Jun-87
Jun-93
Jun-94
Jun-95
Jun-96
Jun-97
Jun-98
Jun-99
Jun-00
Jun-01
Jun-02
Jun-03
Jun-04
Jun-05
Jun-06
Jun-07
Macquarie Office Trust
Macquarie CountryWide Trust
Development and Global Funds
Macquarie Leisure Trust Group
Macquarie Direct Property Fund
Macquarie ProLogis Trust
Macquarie DDR Trust
Macquarie MEAG Prime REIT
MWREF
Macquarie Goodman Hong Kong Wholesale Fund
J-REP

These figures exclude the Macquarie Industrial Trust which started with ~$64m AUM and merged with Goodman Hardie to become the Goodman Group which has $35bn in AUM

Past performance is not a reliable indicator of future performance. All figures as at 30 June 2007.

Global expertise in all major sectors

MACQUARIE

Assets by sector


Diversified A$1,362m 6%
Leisure A$760m 3%
Retail A$8,179m 33%
Office A$9,206m 38%
Residential A$660m 3%
Industrial A$4,224m 17%

Assets by region


Australia / NZ A$6,303m 26%
North America A$10,997m 45%
Europe A$798m 3%
Asia A$6,293 26%

All figures as at 30 June 2007.

Fund performance

Global index



Macquarie LPT's
Europe
North America
LPT 200
NAREIT Index
EPRA/NAREIT Global index
Asia

- LPT's managed by Macquarie Real Estate and associates have provided high risk-adjusted returns and outperformed major global REIT indices over the last 10 years

	NAREIT Index	LPT 200	Macquarie LPT's	EPRA/ NAREIT Global Index	North America	Asia	Europe
10-year returns	13.16%	14.87%	15.98%	12.13%	13.64%	9.46%	16.92%
Annual volatility	12.67	5.95	9.99	23.15	13.47	30.68	16.87

Accumulated return on the Macquarie LPTs is calculated assuming that an investor acquired an initial portfolio on 31 March 1997 (weighted by market capitalisation at that date) and then participated (pro rata) in every capital raising undertaken by each Macquarie LPT over the period shown. Macquarie LPTs currently included in the index are MOF, MCW, MLE, MDT, MPR. Past performance is not a reliable indicator of future performance.
Source Macquarie Real Estate as at 30 June 2007.

Innovating in Australia

- Pioneered sector-specific LPTs
- Created the first property trust Reset Preference units
- Executed the first Commercial Mortgage Backed Securities program for an LPT to reduce debt costs for investors
- First to establish value-adding joint ventures for LPTs investing in US assets
- Refined the concept of financiers sharing risk with real estate developers, pioneering Risk Participation Loans (RPL)
- Stapling of the Macquarie Leisure Trust and operating company to provide investors with exposure to the complete leisure business

Innovating in Asia

- First wholly-owned foreign asset management company authorised to manage REITs in Korea
- Successful listing of the first foreign managed REIT in Korea
- Pioneered an innovative asset backed securitisation structure to acquire four office buildings in Seoul
- Pioneered investment in China's housing boom for foreign capital
- Launched one of the first wholesale funds investing in core real estate in China
- Issued the first CMBS secured against a Chinese real estate portfolio

Global leaders and Macquarie Real Estate

MACQUARIE

Macquarie Real Estate has partnered with some of the world's largest and most successful real estate companies via joint ventures and strategic alliances. These partnerships have enabled growth of existing vehicles offshore and facilitated the formation of co-branded property vehicles.

Maguire

Macquarie Office Trust's joint venture partner in Californian office real estate

BrandywineRealtyTrust

Manages US assets in partnership with Macquarie Office Trust

DEVELOPERS DIVERSIFIED REALTY

Macquarie's joint venture partner in the management of Macquarie DDR Trust

Principal Global Investors

US advisers to Macquarie Office Trust

regency centers

Macquarie CountryWide Trust's joint venture partner in the US

ProLogis.

Macquarie ProLogis Trust's joint venture partner in North America

* Macquarie's joint venture with ProLogis ceased on 16 July 2007 in conjunction with the delisting of Macquarie ProLogis Trust.

Real Estate joint venture businesses

Macquarie Global Property Advisors

- A private equity real estate funds management company providing investment management services to investors seeking exposure to the Asian and European property markets
- Majority owned (51%) and managed by experienced senior management team
- The remaining 49% of the business is owned by the Macquarie Bank Group

Macquarie Goodman Asia

- A 50:50 joint venture between Macquarie Bank and Goodman Group
- Set up in 2004 to establish an industrial real estate management platform in Asia
- Established the Macquarie Goodman Hong Kong Wholesale Fund
- Acquired a 50% interest in J-Rep, a listed Japanese logistics, funds management and development business.

First China Property Group

- Joint venture between Macquarie Real Estate and Schroders Asian Properties LP
- Residential developer in Shanghai and Beijing

Abu Dhabi Commercial Bank

- A joint venture with Macquarie to develop real estate products in the United Arab Emirates

Milestone Communities

- A joint venture with Steve Waugh to build residential communities in India

MGPA MACQUARIE GLOBAL PROPERTY ADVISORS | Goodman+ | MILESTONE COMMUNITIES | ADCB

Asset management capabilities

MACQUARIE

- Macquarie Asset Services Limited (MASL) is the asset management arm of Macquarie Real Estate
- Provides a range of services to the division's funds that seek to maximise property performance and returns to investors
  - Acquisitions
  - Due diligence
  - Tenant relations
  - Leasing
  - Shopping centre management
  - Financial operations
  - Property and facilities management
  - Regulatory compliance
  - Environmental sustainability
  - Asset redevelopment and refurbishment
  - Budgeting and procurement
  - Disposals


Acquisitions
MASL Service Delivery
Asset management
Disposals

MACQUARIE



Real Estate Fund Snapshots

All figures provided for total commitments for unlisted funds are as at 30 June 2007, except where otherwise indicated



Macquarie Office Trust

MACQUARIE

A listed property trust that invests in high grade office properties across Australia, Europe and the US

About MOF (ASX: MOF)	Aims to provide unitholders with superior total returns and a secure income stream Dedicated asset management teams in Australia and the US Leading advisors and investment partners are Principal Real Estate Investors, Maguire Properties and Brandywine Realty Trust More info: www.macquarie.com.au/au/property/mof	
Asset portfolio	42* properties in Australia, Europe and the US including: – No.1 Martin Place, Sydney, Australia (50% interest) – Citigroup Centre, Sydney, Australia (50% interest) – Wells Fargo Centre, Denver, Colorado (80% interest) – Wachovia Centre, Miami, Florida (50% interest)	
Performance	Annualised return since listing: 13.6%	
MOF facts	– Listed: December 1993 – Security holders: Approx 31,000 – Market capitalisation: $A3.3b – No. of properties: 42* – Assets under management: $A5.4b	– Unit price: $A1.67 ** – NTA as at 31 Dec 2006: $A1.46 *** – Premium over NTA: 14% – FY07 yield: 6.7%

* Including City Central, Milan, Italy exchanged in March 2007 and 59 Gouldburn St, Sydney exchanged June 2007
** Closing unit price as at 30 March 2007
*** After distribution and excluding deferred tax liability

Macquarie CountryWide Trust

A listed property trust investing in predominantly grocery-anchored retail property. Current investments in Australia, New Zealand and the US

About MCW (ASX: MCW)	Global mandate to own neighbourhood or single tenant properties anchored by market leading grocery retailers, therefore focusing on food and non-discretionary retail spending Objective to provide investors with highly stable income streams, with rental growth supported by strong anchor tenant sales growth, active asset management and capital appreciation Joint venture in the US with Regency Centers Corporation, who co-own, manage and redevelop the US portfolio Actively exploring new asset acquisition opportunities in Europe, Asia and emerging markets, utilising resources of Macquarie's Real Estate business More info: www.macquarie.com.au/mcw	
Performance	Annualised return since listing: 16.1%	
MCW facts	- Listed: November 1995 - Security holders: 15,019 - Market capitalisation: $A2.66b - No. Properties: 252* - Assets under management: $A5.7b	- Unit price: $A2.02 - NTA as at 31 December 2006: $A1.92** - Premium over NTA: 5.2% - FY07 yield: 7.7%***

* Including European acquisition
** Before distribution and including deferred tax liability
*** Based on consensus distribution forecast for the year 30 June 2007

Macquarie Leisure Trust Group

MACQUARIE

A listed property trust and operating company that owns and operates leisure based property in Australia, New Zealand and the US

About MLE (ASX: MLE)	Provides investors the potential to benefit from MLE's strong operational management capabilities and significant growth in the entertainment and recreation industries Portfolio of 66 properties, including two theme parks, seven marinas, 50 bowling alleys and six family entertainment centres Annualised total accumulated return of 38% achieved for the year to 30 June 2006 More info: www.macquarie.com.au/au/property/mle	
Performance	Annualised return since listing: 39.6%	
MLE facts	- Listed: July 1998 - Security holders: 8,012 - Market capitalisation: $A713m - No. of properties: 66 - Assets under management: $A0.6b	- Unit price: $A3.05 - NTA as at 31 Dec 2006: $A1.61 - Premium over NTA: 85.1% - FY07 yield: 5.2%*

* Based on consensus distribution forecast for the year 30 June 2007

Macquarie ProLogis Trust

MACQUARIE

A listed property trust that invests in state-of-the-art bulk distribution facilities in North America

About MPR (ASX: MPR)	Joint venture with ProLogis (NYSE: PLD), a leading provider of distribution facilities and services worldwide PLD is the largest industrial REIT on NYSE with $US26.7b total assets owned, managed or under development Objective is to provide a secure income stream, derived from rental income, with the potential for capital growth Benefits from ProLogis' Operating System® to source and manage accretive investment opportunities in line with investment objectives More info: www.macquarie.com.au/au/property/trust	
Performance	Annualised return since listing: 12.9%	
MPR facts	– Listed: June 2002 – Security holders: 9,961 – Market capitalisation: $A1,087m – No. of properties: 138 – Assets under management: $A2.1b	– Unit price: $A1.255 – NTA as at 31 December 2006: $A1.32* – Discount to NTA: -4.9% – FY07 yield: 8.6%**

Macquarie's joint venture with ProLogis ceased on 16 July 2007 in conjunction with the delisting of Macquarie ProLog s Trust.
* As at 31 December 2006 after December 2006 distribution and excluding deferred tax liability
** Based on consensus distribution forecast for the year 30 June 2007

Macquarie DDR Trust

MACQUARIE

A listed property trust that invests in high quality value and convenience retail real estate in the US

About MDT (ASX: MDT)	Joint venture with Developers Diversified Realty (NYSE:DDR), the largest US owner and manager of value and convenience property MDT targets properties which are: • projected to provide both long term growth and earnings stability • generally located in major metropolitan US markets • relatively modern with comparatively low capital expenditure requirements • anchored by leading value and convenience retailers such as; Wal-Mart, TJX Companies, Kohls, Best Buy, PetSmart, Bed Bath and Beyond and Mervyns More info: www.macquarie.com.au/mdt	
Performance	Annualised return since listing: 15.9%	
MDT facts	– Listed: November 2003 – Security holders: 7,087 – Market capitalisation: $A1,166m – No. of properties: 78 – Assets under management: $A2.5b	– Unit price: $A1.255 – NTA as at 31December 2006: $A1.36* – Discount to NTA: -7.7% – FY07 yield: 8.0%**

* After distribution and excluding deferred tax liability
** Based on consensus distribution for the year 30 June 2007

Macquarie MEAG PRIME REIT

A Singapore-based REIT that invests in retail and commercial office assets in prime locations across Asia

About MMP REIT	Macquarie Pacific Star, a joint venture with MEAG GmbH and Investmore Enterprises, provides the REIT with property management and REIT management services The current portfolio consists of two landmark properties on Orchard Road, Singapore, and seven properties in prime locations in Tokyo, Japan More info: www.macquariepacificstar.com	
Performance	Total return since listing: 37.1%	
MMP REIT facts	– Listed: September 2005 – Market capitalisation: $S1.18b – No. of properties: 9 – AUM: $S1.68b	– Unit price - $S1.24 (as at 30 June 2007) – NTA: $S1.16 – Premium over NTA: 6.9% – FY07 yield: 5.9%*

* Based on prospectus distribution forecast for the year 30 June 2007

Macquarie Central Office CR-REIT

MACQUARIE

Macquarie's first property trust listed in Korea

About MCO CR-REIT	Investment in 22-storey Kukdong Building with 75,253sqm of gross floor area in the fringe CBD, Seoul, Korea. The building is within walking distance to major transportation nodes, amenities and entertainment areas	
Performance	Total return since listing: 90.8%*	
MCO CR-REIT facts	– Listed on KRX : January 2004 – Security holders: 1,091 holders – Market capitalisation: $A152m – Asset under management: $A210m** – No. of properties: one commercial/office building	– Share price: KRW 7,800 as of 30 June 2007 – Annualised Dividend yield as of 30 June 2007: 8.4%***

* Based on initial offering price of KRW5,000 and share price as of 30 June 2007 of KRW 7,800 plus all dividends paid to date
** Acquisition cost as at Jan 2004 plus CAPEX to date
*** Based on annualised last announced half year dividend as of December 2006 and share price as of 30 June 2007 of KRW 7,800

Unlisted wholesale fund

About Macquarie Goodman Hong Kong Wholesale Fund	• Macquarie Goodman Asia is a joint venture between Macquarie Bank and Goodman Group in Asia. In April 2006, MGA launched a Hong Kong Wholesale Fund with an initial portfolio of interests in seven industrial properties in Hong Kong totalling over $A850m • Located in markets adjacent to major logistics infrastructure • As the gateway to China, Hong Kong is one of the most important ports for global trade, creating favourable conditions for industrial property ownership • Further development of Goodman Group's customer service model in a key growth market • On the ground capabilities with over 230 staff

Macquarie Direct Property Fund

An unlisted open ended real estate investment fund, investing in both direct property and LPTs

About Macquarie Direct Property Fund

The Fund is currently invested in a diversified portfolio of real estate including Australian direct property, three overseas wholesale property funds with the balance of assets held in a specific core portfolio of income oriented LPTs.

Other investment opportunities, in Australia and internationally, may include:

- sub-underwriting of LPTs to generate fee income; and
- participation in pre-IPO Macquarie property trust offerings

Performance

Fund performance to 30 June 2007

Fund size $A580m

	Retail	Wholesale
Total return for Jun qtr *	11.17%	11.61%
Total return since inception (Jan 06) *	27.54%	28.44%
Distribution for Jun qtr* (cpu)	2.25	2.37

* The performance figures are calculated net of fees and assumes distribution reinvestment. Calculations based on un-audited financial statements

Macquarie Real Estate Equity Funds

A series of unlisted, wholesale real estate development funds, combining the financial capability, resources and skills of Macquarie with leading and experienced local development partners

About MREEF	Utilise quality development and value-added opportunities across the main real estate sectors around Australia Manages and invests the funds, which are currently participating in projects with an end value of more than $A2.65b When fully invested, the assets under management across the whole portfolio are expected to be more than $A2.8b

MREEF facts*

Fund	Launched	Equity Subscribed $Am	No. Projects
MREEF1	Feb 2002	33	4
MREEF2	June 2003	50	5
MREEF3	Sep 2004	65	7
MREEF4	Aug 2004	35	4
MREEF5	Dec 2005	117	7
Total		300	27

* As at 30 June 2007

An open ended unlisted property securities fund

About MPIF	Aims to provide relatively high levels of after tax income, payable quarterly, from a portfolio of listed property securities MPIF's investment is run on a multi-manager basis to reduce risk, whilst improving long term returns potential Enhanced return potential is achieved by gearing the portfolio's investments, targeted at 50%

Performance

Fund performance to 30 June 2007	Gross Fund Size $A141m* (ex distribution)*
Total return for June qtr	-0.5%*
Total return since inception (Jun 03)	26.8%*
Distribution for June qtr	29.8 cpu*

*The performance figures are calculated net of fees and assumes distribution reinvestment. All figures subject to final audit confirmation.

Macquarie Global Property Advisors unlisted funds

MACQUARIE

Closed end private equity real estate capital wholesale funds

Macquarie Global Property Advisors unlisted funds	Global Fund I ▪$US529m of equity commitments ▪Combined gross asset value of more than $US2.6b since inception ▪Single assets, portfolios, operating companies and developments MGP Fund II ▪$US1.3b of equity commitments (two thirds Asia, one third Europe) ▪$US4b+ of buying power being invested in Europe and Asia ▪Purchased or committed to acquire 49 properties in 13 countries for $US3.2b to 31 May 2007 (fund is not fully invested) MGP Japan Core Plus Fund ▪$US865m equity commitments ▪Approximately $US2.5b in buying power ▪Focused on deriving superior returns from income producing property ▪Purchased or committed to acquire a portfolio of 53 residential, office and retail properties (fund is not fully invested)

MWREF

MACQUARIE

Unlisted wholesale fund investing in retail property in China

About the fund	One of the first core retail property wholesale funds investing in China. Long term investment in a geographically diversified and growing portfolio of core PRC retail property ▪ Launched in November 2006 ▪ Comprising nine shopping mall assets in nine cities across China ▪ Joint venture between a leading PRC nationwide developer and Macquarie bringing PRC real estate development capabilities and track record together with international funds management expertise ▪ Conditional agreements and pipeline agreements for additional assets across China ▪ Strategically positioned fund to take advantage of economic growth and sustained increases in consumer demand in China The fund targets attractive total returns and stable income toward the top end of returns for core funds

MACQUARIE



Funds List



Funds List - Assets Under Management

MACQUARIE

The tables in this section provide information that can be used as a general basis for the calculation of funds management base fees. It also indicates Macquarie's ownership of the management company and holding in the relevant fund.

Funds management base fees for real estate specialist funds, some other specialist funds and Funds Management and Financial Services funds are closely aligned with the assets under management (AUM) measure. However, the funds management base fees of a number of infrastructure funds and some other specialist funds are more closely aligned to an equity under management (EUM) measure, which is explained below and shown in the table on page 73.

	Ownership of management company (%)	Listing date	Stock Exchange/ ASX Code	MBL Group holding 30 June 2007 (%)[1]	Assets under management As at		
					Jun-07 $Am	Mar-07 $Am	Sep-06 $Am
Specialist Funds							
Infrastructure							
Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund	100	Mar-04	Listed on NYSE	-	**423**	419	444
Macquarie Global Infrastructure Total Return Fund	100	Aug-05	Listed on NYSE	<1	**882**	865	774
Total Listed Infrastructure (excluding those disclosed in EUM)					**1,305**	1,284	1,218
Real Estate							
Macquarie Central Office Corporate Restructuring REIT	100	Jan-04	Listed on KRX	20	**219**	226	239
Macquarie CountryWide	100	Nov-95	MCW	8	**4,909**	5,064	5,169
Macquarie DDR	50	Nov-03	MDT	2	**1,288**	1,349	1,417
Macquarie Leisure	100	Jul-98	MLE	5	**622**	611	519
Macquarie MEAG Prime REIT	50	Sep-05	Listed on SGX	24	**658**	621	569
Macquarie Office	100	Nov-93	MOF	7	**5,788**	5,705	5,374
Macquarie ProLogis	50	Jun-02	MPR	2	**1,048**	1,098	1,089
J-REP Co Ltd	25	Jun-06	Listed on TSE	25	**206**	-	-
Total Listed Real Estate					**14,739**	14,674	14,376
Total Unlisted Real Estate					**3,814**	3,623	3,541
Total Real Estate					**18,553**	18,297	17,917
Other							
Macquarie Fortress Australia Notes Trust	67	May-05	MFNHA	2	**611**	624	559
Macquarie New Zealand Fortress Notes Trust	67	May-05	Listed on NZX	-	**104**	104	89
Macquarie Private Capital Group	100	Mar-05	MPG	<1	**60**	59	58
Total Listed Other					775	787	706
Total Unlisted Other					**10,112**	5,530	3,801
Total Other (excluding those disclosed in EUM)					**10,887**	6,317	4,507
Funds Management and Financial Services							
Retail	100	Unlisted			**22,456**	17,204	16,100
Wholesale							
Macquarie Funds Management	100	Unlisted			**44,481**	42,668	33,447
Macquarie-IMM Investment Mgt Co. Ltd	65	Unlisted			**4,252**	5,414	5,656
Brook Asset Management	49	Unlisted			**642**	598	515
Total Funds Management and Financial Services					**71,830**	65,884	55,718

1. MBL Group holdings at 30 June 2007 represents Macquarie's participating interest in the fund, excluding amounts held through True Index funds and their controlled entities.

Equity Under Management

The Investment Banking Funds (IBF) business tracks its funds under management using an Equity Under Management (EUM) measure. EUM is considered the most appropriate measure as the calculation of IBF's base management fee income is closely aligned with EUM. EUM differs from the Bank-wide AUM measure and is determined as follows:

Type of equity investment	*Basis of EUM calculation*
Listed funds	Market capitalisation at the measurement date plus underwritten or committed future capital raisings
Unlisted funds	Committed capital from investors at the measurement date less called capital subsequently returned to investors
Managed assets[1]	Invested capital at measurement date

1. Managed assets include:
a) Third party equity invested in IBF managed assets where management fees may be payable to Macquarie; and
b) Assets held directly by Macquarie acquired with a view that they may be sold into new or existing IBF managed funds.


EUM
EUM
Underwritten or committed future capital raisings
Market Capitalisation
Committed Capital
Listed Funds
Unlisted Funds

If the fund is managed through a joint venture with another party, the EUM amount is weighted based on Macquarie's proportionate economic interest in the joint venture management entity. At 30 June 2007, this applied to MKIF and DUET, which are weighted at 50% as outlined in the table overleaf, and some other unlisted funds.

Where a fund's EUM is denominated in a foreign currency, amounts are translated to Australian dollars at the exchange rate prevailing at the measurement date.

Funds List - Equity Under Management

	Ownership of management company (%)	Listing date	Stock Exchange/ASX Code	MBL Group holding 30 Jun 2007 (%)[1]	Equity under management As at Jun-07 $m	Mar-07 $m	Sep-06 $m
Listed Funds							
Market Capitalisation							
ConnectEast Group	100[2]	Nov-04	CEU	-	2,030	1,871	1,600
DUET Group	50	Aug-04	DUE	1	1,149	815	684
Macquarie Airports	100	Apr-02	MAP	16	6,943	6,857	5,189
Macquarie Airports Reset Exchange Securities Trust	100	Dec-04	MAZPA	-	915	925	917
Macquarie Capital Alliance Group	100	Apr-05	MCQ	17	1,181	1,026	895
Macquarie Communications Infrastructure Group	100	Aug-02	MCG	12	3,223	2,625	2,448
Macquarie Infrastructure Company	100	Dec-04	Listed on NYSE	5	2,113	1,825	1,137
Macquarie Infrastructure Group	100	Dec-96	MIG	2	9,060	9,903	8,099
Macquarie International Infrastructure Fund	100	May-05	Listed on SGX	8	1,103	1,158	1,026
Macquarie Korea Infrastructure Fund	50	Mar-06	Listed on KRX & LSE	4	1,540	1,501	1,462
Macquarie Media Group	100	Nov-05	MMG	21	1,011	929	603
Macquarie Power & Infrastructure Income Fund[3]	100	Apr-04	Listed on TSX	-	544	306	368
Southern Cross FLIERS Trust[4]	100	Aug-02	SCF	-	-	-	663
Total Listed Funds - Market Capitalisation					30,812	29,741	25 091
Underwritten or Committed Future Capital Raisings							
Macquarie Media Group					-	-	410
Total Listed Funds - Underwritten or Committed Future Capital Raisings					-	-	410
Exchangeable Convertible Bonds							
Macquarie Communications Infrastructure Group					725	-	-
Total Listed Funds - Exchangeable Convertible Bonds					725	-	-
Total IBF Equity Under Management - Listed Funds					31,537	29,741	25,501
Unlisted Funds							
Total IBF Equity Under Management - Unlisted Funds					19,525	19,153	9,702
Less IBF Listed Funds' investments in other IBF Funds					(962)	(975)	(1,053)
Total IBF Equity Under Management - Listed and Unlisted Funds					50,100	47,919	34,150
Macquarie Managed Assets - Invested Capital					7,674	7,291	4,458
Total IBF Equity Under Management					57,774	55,210	38 606

1. MBL Group holding at 30 June 2007 represents Macquarie's participating interest in the fund, excluding amounts held through True Index funds and their controlled entities
2. ConnectEast Management Limited (CEML), a wholly-owned subsidiary of Macquarie Bank, is the responsible entity of ConnectEast Investment Trust and ConnectEast Holding Trust, for which it is paid a fee of $1 million per annum (indexed to CPI). CEML has outsourced the day-to-day management of the ConnectEast Group to ConnectEast Pty Limited, a company wholly-owned by the trusts
3. Excludes Class B exchangeable units
4. Southern Cross FLIERS Trust was delisted in December 2006

MACQUARIE



Base & Performance Fee Basis



Base and Performance Fee Basis - Listed Investment Banking Funds

MACQUARIE

Fund	Base Fees			Performance Fees					Other Conditions
	%	Basis	Payable	Criteria	Benchmark	Value Of Fee	Scrip/cash	Period	
DUET Group (DUE)	1.00%	Of Net Investment Value (NIV)[1]	Quarterly in arrears	Out-performance of the benchmark	S&P/ASX 200 Industrials Accumulation Index	20% of out-performance	Payable to the Manager in cash, however the Manager may apply to re-invest in scrip[2]	Six monthly in arrears	If the return is less than the benchmark in any period, the amount of the deficit is carried forward.
Macquarie Airports (MAP)	1.50% pa 1.25% pa 1.00% pa	Of the first $A500 million of NIV Of the next $A500 million of NIV In excess of $A1 billion of NIV	Quarterly in arrears	Out-performance of the benchmark	MSCI World Transportation Infrastructure Index (excluding MAG and MAp) in local currency	20% of out-performance	Payable to the Manager in cash, however the Manager may apply to re-invest in scrip[2]	Six monthly in arrears	Amounts invested in Macquarie Airports Group (MAG) are deducted from NIV to ensure no doubling up on base fees between MAp and MAG. If the return is less than the benchmark in any period, the amount of the deficit is carried forward. If the return is greater than the benchmark but no Performance Fee is payable, the surplus is carried forward.
Macquarie Capital Alliance Group (MCQ)	1.50% pa	Of NIV	Quarterly in arrears	Out-performance of the benchmark	S&P/ASX 200 Accumulation Index	20% of out-performance	Payable to the Manager in cash, however the Manager may apply to re-invest in scrip[2]	Quarterly in arrears	If the return is less than the benchmark in any period, the amount of the deficit is carried forward. If the return is greater than the benchmark but no Performance Fee is payable, the surplus is carried forward.
Macquarie Communications Infrastructure Group (MCG)	1.50% pa 1.25% pa 1.00% pa	Of the first $A500 million of NIV Of the next $A500 million of NIV In excess of $A1 billion of NIV	Quarterly in arrears	Out-performance of the benchmark	S&P/ASX 200 Industrials Accumulation Index	20% of out-performance	Scrip, subject to six months notice of any variation	Six monthly in arrears	If the return is less than the benchmark in any period, the amount of the deficit is carried forward.

[1] NIV for any quarter equals: average market capitalisation of the Fund over the last 10-20 trading days (as relevant) of the quarter (or entire quarter for MKIF); plus amount of any external borrowings (excluding borrowings from the POWERS Trust for DUET) by the Fund at the end of the quarter (excluding asset level borrowings); plus amount of any firm commitments to make further investments at the end of the quarter; less fund level cash at the end of the quarter.

[2] The decision to accept or reject the application will be made by the non-executive directors of the manager and/or company as appropriate.

Fund	Base Fees			Performance Fees					Other Conditions
	%	Basis	Payable	Criteria	Benchmark	Value Of Fee	Scrip/cash	Period	
Macquarie Infrastructure Company (MIC)	1.50% pa	Of the first $US500 million of NIV	Quarterly in arrears	Out-performance of the benchmark	Weighted average of the MSCI US IMI/Utilities Index and the MSCI Europe Utilities Index (in US dollars) based on net asset value split between investments in the US and Europe	20% of out-performance	Payable to the Manager in cash, however the Manager may elect to reinvest in scrip	Quarterly in arrears	If the return is less than the benchmark in any period, the amount of the deficit is carried forward. If the return is greater than the benchmark but no Performance Fee is payable, the surplus is carried forward.
	1.25% pa	Of the next $US1 billion of NIV							
	1.00% pa	In excess of $US1.5 billion of NIV							
Macquarie Infrastructure Group (MIG)	1.25% pa	Of the first $A3 billion of NIV	Quarterly in arrears	Out-performance of the benchmark	S&P/ASX 300 Industrials Accumulation index	15% of out-performance	Payable to the Manager in cash, however the Manager may apply to reinvest in scrip[2]	Annually, payable in three equal annual instalments	Second and third instalments are payable subject to MIG's continued out-performance of the benchmark. If the return is less than the benchmark in any period, the amount of the deficit is carried forward.
	1.00% pa	In excess of $A3 billion of NIV							
Macquarie International Infrastructure Fund (MIIF)	1.50% pa	Of NIV	Quarterly in arrears	Out-performance of the benchmark	Fixed 8% pa	20% of out-performance	Payable to the Manager in cash, however the Manager may elect to reinvest in scrip	Quarterly in arrears	The portion of fees received by other Macquarie entities for MAp, MCG, MIC, MEIF and DUET, in relation to MIIF's holding of these investments, are deducted from the MIIF base fee to ensure no doubling up on fees earned by the Macquarie Group. If the return is less than the benchmark in any period, the amount of the deficit is carried forward.

[2] The decision to accept or reject the application will be made by the non-executive directors of the manager and/or company as appropriate.

Base and Performance Fee Basis - Listed Investment Banking Funds

Fund	Base Fees			Performance Fees					Other Conditions
	%	Basis	Payable	Criteria	Benchmark	Value Of Fee	Scrip/cash	Period	
Macquarie Korea Infrastructure Fund (MKIF)	*If (NIV + firm commitments)[4] is less than or equal to KRW1.5 trillion*		Quarterly in arrears	Out-performance of the benchmark	Fixed 8% pa	20% of out-performance	Payable to the Manager in cash, however the Manager may elect to reinvest in scrip to the extent permitted by law	Quarterly in arrears	If the return is less than the benchmark in any period, the amount of the deficit is carried forward.
	1.15% pa	Of firm commitments							
		plus							
	1.25% pa	Of NIV							
	If (NIV + firm commitments)[4] is greater than KRW1.5 trillion								
	1.15% pa	Of KRW1.5 trillion multiplied by proportion of (NIV + firm commitments) represented by firm commitments							
		plus							
	1.05% pa	Of the excess of (NIV + firm commitments) over KRW1.5 trillion multiplied by proportion of (NIV + firm commitments) represented by firm commitments							
		plus							
	1.25% pa	Of KRW1.5 trillion multiplied by proportion of (NIV + firm commitments) represented by NIV							
		plus							
	1.10% pa	Of the excess of (NIV + firm commitments) over KRW1.5 trillion multiplied by proportion of (NIV + firm commitments) represented by NIV							

[4] NIV for MKIF does not include firm commitments.

Base and Performance Fee Basis - Listed Investment Banking Funds

MACQUARIE

Fund	Base Fees			Performance Fees					Other Conditions
	%	Basis	Payable	Criteria	Benchmark	Value Of Fee	Scrip/cash	Period	
Macquarie Media Group (MMG)	1.50% pa	Of NIV	Quarterly in arrears	Out-performance of the benchmark	6% plus Annual CPI Change	20% of out-performance	Payable to the Manager in cash, however the Manager may apply to reinvest in scrip[2]	Quarterly in arrears	If the return is less than the benchmark in any period, the amount of the deficit is carried forward. If the return is greater than the benchmark but no Performance Fee is payable, the surplus is carried forward.
Macquarie Power & Infrastructure Income Fund (MPT)	$C1,125,000 pa (CPI adjusted) plus negotiable increment for further assets acquisitions		Monthly in arrears	Distributable cash per security exceeds benchmark	Distributable cash of $C0.95 per security per annum	25% of excess distributable cash	Cash	Annually	N/A

[2] The decision to accept or reject application will be made by the non-executive directors of the manager and/or company as appropriate.

Based and Performance Fee Basis - Listed Real Estate Funds

MACQUARIE

Fund	Base Fees			Performance Fees					Other Conditions
	%	Basis	Payable	Criteria	Benchmark	Value Of Fee	Scrip/cash	Period	
Macquarie CountryWide Trust (MCW)	0.45% pa 0.40% pa	Of total assets of the Trust up to $A700 million Of total assets of the Trust over $A700 million	Six monthly, with quarterly payment on account	Trust performance measured every six months compared with benchmark performance	Retail Property Trust Accumulation Index	5% of total increase in unitholder value from outperformance 15% of increased unitholder value above 2% pa outperformance	Paid by issue of units in Trust Issue price of units based on the 10-day weighted average price of units sold on the ASX from the ex-distribution date	Six months	Payment of total fees is subject to an 80 basis points ceiling per year (except where the Trust has outperformed its sector peers continuously over a three-year period). Any fees earned which exceed this limit are deferred until later periods (irrespective of future out/underperformance). Any underperformance in prior periods must be earned back before a performance fee becomes due.
Macquarie DDR Trust (MDT)	0.45% pa	Of total assets of the Trust. Indirect proportionate interest in fair market value of the properties in the US partnership and any other Trust assets	Six monthly, with quarterly payment on account	Trust performance measured every six months compared with benchmark performance	S&P/ASX 200 Property Accumulation Index	5% of total increase in unitholder value from outperformance 15% of increased unitholder value above 2% pa outperformance	Paid by issue of Trust units and/or shares in US REIT (REIT Performance Shares) or in cash in certain circumstances Issue price of units based on the 10 day weighted average price of units sold on the ASX from the ex-distribution date	Six months	Payment of total fees is subject to an 80 basis points ceiling per year. Any fees earned which exceed this limit are deferred until later periods (except where the Trust has outperformed its sector peers continuously over a three year period). Any underperformance in prior periods must be earned back before a performance fee becomes due.
Macquarie Leisure Trust Group (MLE)	0.20% pa 3.50%	Of total assets of the Trust Amount available for distribution to unitholders	Calculated six monthly, in arrears	Trust performance measured every year compared with benchmark performance	50% of S&P/ASX Property 300 Index and 50% of the S&P/ASX Small Ordinaries Index (both accumulation)	10% of increased unitholder value between 5–10% pa outperformance 15% of increased unitholder value above 10% pa outperformance	Paid by issue of units in Trust Issue price of units based on the 10-day weighted average price of units sold on the ASX from the ex-distribution date	Annually	The total annual fee will not exceed 2.5% of the volume weighted average market capitalisation of MLE during the year. Any underperformance in prior periods must be earned back before a performance fee becomes due.

Based and Performance Fee Basis - Listed Real Estate Funds

MACQUARIE

Fund	Base Fees			Performance Fees					Other Conditions
	%	Basis	Payable	Criteria	Benchmark	Value Of Fee	Scrip/cash	Period	
Macquarie MEAG Prime REIT (MMP)	0 5% pa	Value of Trust Property[1]	Six monthly, with quarterly payment in arrears for scrip payment	Trust performance measured every six months compared with benchmark performance	An accumulation index based on all the REITs contained in the FTSE Allcap Singapore universe (excluding MMP REIT)	5% of total increase in unitholder value from outperformance 15% of increased unitholder value above 2% pa performance	Paid by issue of Trust units or cash in certain circumstances Issue price of units based on the 10-day weighted average price of units sold on the Singapore Stock Exchange around the end of period date	Six monthly	Payment of total fees is subject to an 80 basis points ceiling per year. Any fees earned which exceed this limit are deferred until later periods (except where the Trust has outperformed its sector peers continuously over a three-year period). Any underperformance in prior periods must be earned back before a performance fee becomes due.
Macquarie Office Trust (MOF)	0.45% pa 0.40% pa	Of total assets of the Trust up to $A1 billion Of total assets of the Trust over $A1 billion	Six monthly, with quarterly payment on account	Trust performance measured every six months compared with benchmark performance	Office Property Trust accumulation index	5% of total increase in unitholder value from outperformance 15% of increased unitholder value above 2% pa outperformance	Paid by issue of units in Trust Issue price of units based on the 10-day weighted average price of units sold on the ASX from the ex-distribution date	Six monthly	Payment of total fees is subject to an 80 basis points ceiling per year (except where the Trust has outperformed its sector peers continuously over a three year period). Any fees earned which exceed this limit are deferred until a later period underperformance. Any Underperformance in prior periods must be earned back before a performance fee becomes due.

[1] For non direct real estate related assets (investments in shares or units in entities which own real estate assets), Trust Property includes the value of the equity invested by MMP, where MMP owns >30% of the real estate related asset.
Where MMP owns >30% of a real estate related asset, Trust Property includes MMP's proportionate interest in the value of the underlying real estate of any entity which comprises the real estate related asset.

Based and Performance Fee Basis - Listed Real Estate Funds

MACQUARIE

Fund	Base Fees			Performance Fees					Other Conditions
	%	Basis	Payable	Criteria	Benchmark	Value Of Fee	Scrip/cash	Period	
Macquarie ProLogis Trust (MPR)	0 45% pa	Total assets of the consolidated entity's interest in fair market value of the properties in the US partnership and any other Trust Assets	Six monthly, with quarterly payment on account	Trust performance measured every six months compared with benchmark performance	S&P/ASX 200 Property accumulation index	5% of total increase in unitholder value from outperformance 15% of increased unitholder value above 2% pa outperformance	Paid by issue of Trust units and/or shares in US REIT (REIT Performance Shares), or in cash in certain circumstances Issue price of units based on the 10 day weighted average price of units sold on the ASX from the ex-distribution date	Six monthly	Payment of total fees is subject to an 80 basis points ceiling per year (except where the Trust has outperformed its sector peers continuously over a three-year period). Any fees earned which exceed this limit are deferred until later periods. Any underperformance in prior periods must be earned back before a performance fee becomes due.
Macquarie ProLogis Income Trust (MPNPA)	0.45% pa	Of the fair value of the Trust assets. However, to the extent that base management fees have already been paid with respect to these assets elsewhere in the MPR group, the fees are not claimed again	Six monthly with quarterly payment on account	N/A	N/A	N/A	N/A	N/A	N/A

Based and Performance Fee Basis - Listed Other Funds

Fund	Base Fees			Performance Fees					Other Conditions
	%	Basis	Payable	Criteria	Benchmark	Value Of Fee	Scrip/cash	Period	
Macquarie Private Capital Group (MPG)	1.00% pa	On net assets of the Group up to $A300 million	Calculated monthly, paid quarterly in arrears	Group performance measured every year compared with benchmark performance	10% pa	20% of total increase in net asset value including distributions above benchmark	Cash or stapled securities in MPG at Manager's discretion	Annually	Payment of the performance fee is subject to a high watermark which is re-set every four years.
	0.80% pa	On net assets of $A300 million and up to $A600 million							
	0.60% pa	On net assets above $A600 million							
Macquarie/First Trust Global Infrastructure/Utilities Dividend and Income Fund (MFD)	Macquarie earns advisory fees of 0.60% pa of all assets within the core portfolio; an additional 0.80% pa of all unlisted assets within the portfolio; and a further 0.05% pa on total assets over $US250 million		Quarterly in arrears	N/A	N/A	N/A	N/A	N/A	N/A
Macquarie Global Infrastructure Total Return Fund (MGU)	Macquarie earns advisory fees of 1.00% pa of total assets up to $US300 million; 0.9% pa of total assets between $US300 million and $US500 million; 0.65% of total assets over $US500 million		Quarterly in arrears	N/A	N/A	N/A	N/A	N/A	N/A

MACQUARIE



Glossary

$A/AUD	Australian dollar
ADCB	Abu Dhabi Commercial Bank
AIIF	African Infrastructure Investment Fund
AIX	Australian Infrastructure Fund
ASX	Australian Stock Exchange
AUM	Assets under Management
BBI	Babcock & Brown Infrastructure Group
BBP	Babcock & Brown Power
BBW	Babcock & Brown Wind Partners Group
$C	Canadian dollar
CAPEX	Capital Expenditure
CIF	Challenger Infrastructure Fund

Glossary

cpu	Cents per unit
DDR	Developers Diversified Realty
DUET	Diversified Utility and Energy Trusts
EBITDA	Earnings before Income Tax, Depreciation and Amortisation
EPRA/NAREIT	European Public Real Estate Association/National Association of Real Estate Investment Trusts
EUM	Equity under management
EV	Enterprise value
FY	Full year ended 31 March
GIF/GIF II	Global Infrastructure Fund/Global Infrastructure Fund II
HICL	Huntley Investment Company Limited
IPO	Initial Public Offering
IRR	Internal rate of return
IB	Investment Banking
IBF	Investment Banking Funds

JV	Joint Venture
KIEF	Kagiso Infrastructure Empowerment Fund
KRW	Korean Won
KRX	Korea Exchange
LPT	Listed property trust
LSE	London Stock Exchange
MAG	Macquarie Airports Group
MAP	Macquarie Airports
MASL	Macquarie Asset Services Limited
MCAG	Macquarie Capital Alliance Group
MCG	Macquarie Communications Infrastructure Group
MCO-CR REIT	Macquarie Central Office Corporate Restructuring REIT
MCW	Macquarie CountryWide Trust
MDPF	Macquarie Direct Property Fund
MDT	Macquarie DDR Trust

MEAP	Macquarie Essential Assets Partnership
MEIF/MEIF II	Macquarie European Infrastructure Fund/Macquarie European Infrastructure Fund II
MGA	Macquarie Goodman Asia
MGP/MGPA	Macquarie Global Property Advisors
MGHKWF	Macquarie Goodman Hong Kong Wholesale Fund
MGQ	Macquarie Goodman Group
MIC	Macquarie Infrastructure Company
MIG	Macquarie Infrastructure Group
MIIF	Macquarie International Infrastructure Fund
MIP	Macquarie Infrastructure Partners
MKIF	Macquarie Korea Infrastructure Fund
MKOF	Macquarie Korea Opportunities Fund
MLE	Macquarie Leisure Trust Group
MMG	Macquarie Media Group
MMPR/ MMP REIT	Macquarie MEAG Prime REIT
MOF	Macquarie Office Trust

MPIF	Macquarie Property Income Fund
MPR	Macquarie ProLogis Trust
MPT	Macquarie Power Income Fund
MREEF	Macquarie Real Estate Equity Funds
MSCI	Morgan Stanley Capital International
NAREIT	National Association of Real Estate Investment Trusts
NTA	Net tangible assets
NYSE	New York Stock Exchange
NZ	New Zealand
OECD	Organisation for Economic Cooperation and Development
pa	Per annum
PCP	Prior Corresponding Period
PLD	ProLogis
PPI	Public Private Initiative
PRC	People's Republic of China
REIT	Real Estate Investment Trust

$S	Singapore dollar
S&P	Standard & Poor's
SAIF	South Africa Infrastructure Fund
SCAAT	Southern Cross Australian Airports Trust
SCACH	Southern Cross Airports Corporation Holdings
SGX	Singapore Stock Exchange
SKICA	Spark Infrastructure Group
SPN	SP AusNet
TSX	Toronto Stock Exchange
UK	United Kingdom
$US	United States dollar
US/USA	United States of America

CHAIRMAN'S ADDRESS

MACQUARIE BANK AGM

19 JULY 2007

WESTIN HOTEL, SYDNEY

CHECK AGAINST DELIVERY

GOOD MORNING LADIES AND GENTLEMEN AND WELCOME TO MACQUARIE BANK'S 2007 ANNUAL GENERAL MEETING.

I'M DAVID CLARKE, THE CHAIRMAN OF MACQUARIE BANK AND I'LL BE CHAIRING TODAY'S MEETING.

THE COMPANY SECRETARY HAS CONFIRMED THAT A QUORUM IS PRESENT, SO I FORMALLY DECLARE THE MEETING OPEN.

AS WELL AS THOSE SHAREHOLDERS PRESENT IN PERSON, THE HOLDERS OF 188 MILLION SHARES, OR APPROXIMATELY 70 PER CENT OF THE BANK'S ORDINARY SHARE CAPITAL, ARE REPRESENTED BY PROXIES.

BEFORE WE GET UNDERWAY, I WOULD LIKE TO INTRODUCE OUR DIRECTORS AND SOME OF OUR SENIOR EXECUTIVES.

ON MY LEFT IS YOUR MANAGING DIRECTOR ALLAN MOSS.

NEXT TO HIM IS THE BANK'S CHIEF FINANCIAL OFFICER GREG WARD, THEN DEPUTY CHAIRMAN MARK JOHNSON, NON-EXECUTIVE DIRECTORS CATHERINE LIVINGSTONE AND JOHN ALLPASS, EXECUTIVE DIRECTOR LAURIE COX AND NON-EXECUTIVE DIRECTOR JOHN NILAND.

ON MY RIGHT IS OUR COMPANY SECRETARY, DENNIS LEONG.

NEXT TO HIM IS NON-EXECUTIVE DIRECTOR HELEN NUGENT, DEPUTY MANAGING DIRECTOR RICHARD SHEPPARD, THEN NON-EXECUTIVE DIRECTORS PETER WARNE, KEVIN MCCANN AND PETER KIRBY.

THERE ARE THREE MAJOR COMPONENTS TO THIS MORNING'S MEETING.

FIRST, I WILL PRESENT AN OVERVIEW OF OUR RESULTS FOR THE PAST FINANCIAL YEAR AND OUTLINE THE STRATEGY THAT DRIVES OUR PERFORMANCE.

THEN, ALLAN WILL DISCUSS THE RESULTS IN GREATER DETAIL, INCLUDING OUR FIRST QUARTER PERFORMANCE, BEFORE PROVIDING AN OUTLOOK STATEMENT FOR THE FULL FINANCIAL YEAR.

WE WILL THEN MOVE TO CONSIDER THE RESOLUTIONS SET OUT IN THE NOTICE OF MEETING.

PLEASE BE ADVISED THAT THE USE OF RECORDING DEVICES, PHOTOGRAPHIC EQUIPMENT AND MOBILE PHONES IS NOT PERMITTED DURING THE MEETING.

AT THE END OF THE MEETING, ALL SHAREHOLDERS ARE INVITED TO JOIN US FOR REFRESHMENTS IN THE FOYER.

PROFIT

TURNING NOW TO THE RESULTS, IT WAS A GREAT PLEASURE TO ANNOUNCE THAT MACQUARIE BANK RECORDED A PROFIT OF $1.46 BILLION FOR THE YEAR TO 31 MARCH 2007, AN INCREASE OF 60 PER CENT ON THE PREVIOUS YEAR.

THIS MARKS OUR FIFTEENTH CONSECUTIVE YEAR OF RECORD PROFIT, WHICH IS NOW ALMOST SIX TIMES THE LEVEL OF FIVE YEARS AGO.

EPS

EARNINGS PER SHARE ALSO ROSE SUBSTANTIALLY TO $5.92 PER SHARE, AN INCREASE OF 48 PER CENT ON THE PREVIOUS YEAR.

EARNINGS PER SHARE ARE NOW MORE THAN FOUR TIMES THE LEVEL OF FIVE YEARS AGO.

DIVIDENDS

AS A RESULT OF OUR PROFIT GROWTH, SHAREHOLDERS RECEIVED HIGHER DIVIDENDS.

ORDINARY DIVIDENDS FOR THE YEAR ROSE TO $3.15 PER SHARE, AN INCREASE OF ONE DOLLAR, OR 47 PER CENT.

DIVIDENDS PER SHARE ARE NOW MORE THAN THREE TIMES 2002 LEVELS.

INCOME

AS YOU WOULD EXPECT, OUR PROFIT GROWTH WAS BASED ON A SUBSTANTIAL INCREASE IN INCOME, WHICH ROSE BY 49 PER CENT TO $7.2 BILLION.

THIS IS FOUR TIMES OUR 2002 LEVELS.

INTERNATIONAL INCOME

ONCE AGAIN, INTERNATIONAL INCOME HAS BEEN A HIGHLIGHT OF THE RESULT, RISING 70 PER CENT TO $3.46 BILLION.

FOR THE FIRST TIME, INTERNATIONAL INCOME OUTSTRIPPED DOMESTIC INCOME, MARKING A REAL WATERSHED FOR THE BANK.

INTERNATIONAL INCOME NOW CONSTITUTES 55 PER CENT OF OUR TOTAL INCOME AND IS NINE TIMES HIGHER THAN IT WAS FIVE YEARS AGO.

THIS GROWTH, WHICH WE EXPECT TO CONTINUE, REFLECTS THE INCREASINGLY GLOBAL NATURE OF OUR BUSINESS.

INDEED, MACQUARIE HAS NOW EVOLVED FROM AN AUSTRALIAN INSTITUTION GROWING INTERNATIONALLY TO A GLOBAL INSTITUTION HEADQUARTERED IN AUSTRALIA.

ASSETS UNDER MANAGEMENT

ASSETS UNDER MANAGEMENT AT MARCH END STOOD AT ALMOST $200 BILLION, HIGHLIGHTING BOTH THE GROWTH AND DIVERSITY OF OUR BUSINESS.

HAVING RISEN 41 PER CENT OVER THE PREVIOUS YEAR, THEY ARE NOW ALMOST FIVE TIMES 2002 LEVELS.

THEY ARE ALSO SPREAD ACROSS A WIDE RANGE OF ASSET CLASSES, INCLUDING INFRASTRUCTURE, PROPERTY AND SECURITIES FUNDS MANAGEMENT.

STAFF NUMBERS

WE INCREASED STAFF NUMBERS BY 22 PER CENT DURING THE YEAR, THUS HELPING TO DRIVE OUR CONTINUING GROWTH.

IN 2007, OUR STAFF NUMBERS EXCEEDED 10,000 FOR THE FIRST TIME, HAVING DOUBLED OVER THE PAST FIVE YEARS.

INTERNATIONAL STAFF NUMBERS HAVE EXPERIENCED EVEN STRONGER GROWTH, UP ALMOST 40 PER CENT OVER THE PAST YEAR AND UP MORE THAN 400 PER CENT OVER 2002 LEVELS.

SINCE BALANCE DATE, TOTAL STAFF NUMBERS HAVE CONTINUED TO RISE, TO MORE THAN 10,700 AT THE END OF THE FIRST QUARTER.

RISK WEIGHTED ASSETS

RISK WEIGHTED ASSETS GREW FROM $28.8 BILLION TO $39.4 BILLION AND ARE NOW ALMOST FOUR TIMES THE LEVEL OF FIVE YEARS AGO.

WE HAVE GROWN OUR CAPITAL PRUDENTLY TO SUPPORT OUR BUSINESS GROWTH, AS HIGHLIGHTED BY OUR RECENT SUCCESSFUL $750 MILLION CAPITAL RAISING.

ALLAN WILL TALK ABOUT OUR CAPITAL GROWTH IN MORE DETAL DURING HIS ADDRESS.

NON-OPERATING HOLDING COMPANY

AT LAST YEAR'S MEETING, I FORESHADOWED A RESTRUCTURE OF THE GROUP, PROMPTED BY THE BANK'S CONTINUED GROWTH.

AS I SAID AT THE TIME, THE GROWTH OF MACQUARIE'S NON-BANKING ACTIVITIES, ESPECIALLY OFFSHORE, MAKES IT DIFFICULT TO ACCOMMODATE OUR BUSINESS WITHIN AUSTRALIA'S BANKING REGULATIONS.

TO THIS END, WE ANNOUNCED THAT WE WOULD SEEK TO ESTABLISH A NON-OPERATING HOLDING COMPANY WHICH WOULD OWN BOTH BANKING AND NON-BANKING BUSINESSES.

BROADLY, THE RESTRUCTURE WILL LEAD TO THE ESTABLISHMENT OF A NEW LISTED ENTITY, COMPRISING TWO GROUPS – MACQUARIE BANK LIMITED AND ITS SUBSIDIARIES ON ONE SIDE AND ITS NON-BANK SUBISDIARIES ON THE OTHER, SHARING A NUMBER OF CENTRAL SERVICES.

THIS WOULD ENABLE US TO CONTINUE GROWING OUR NON-BANKING BUSINESSES WHILE AT THE SAME TIME MEETING OUR OBLIGATIONS TO THE BANKING REGULATOR.

I AM PLEASED TO BE ABLE TO REPORT THAT THE RESTRUCTURE IS ON SCHEDULE.

IN FEBRUARY, WE SUBMITTED A FORMAL APPLICATION TO THE AUSTRALIAN PRUDENTIAL REGULATION AUTHORITY TO ESTABLISH A NON-OPERATING HOLDING COMPANY.

WHILE A NUMBER OF APPROVALS ARE STILL REQUIRED, THERE ARE ONLY A SMALL NUMBER OF ISSUES REMAINING TO BE RESOLVED.

AT THIS STAGE, WE ANTICIPATE THAT WE WILL SEEK SHAREHOLDER APPROVAL IN THE DECEMBER QUARTER OF THIS YEAR.

DISCUSSIONS ARE ALSO WELL UNDERWAY IN RELATION TO THE FUNDING FACILITIES REQUIRED FOR THE NON-OPERATING HOLDING COMPANY.

WE ARE ALSO SPEAKING WITH RATING AGENCIES REGARDING THE RESTRUCTURE AND THOSE DISCUSSIONS CONTINUE SATISFACTORILY.

WE WILL KEEP SHAREHOLDERS INFORMED OF DEVELOPMENTS AS THEY EMERGE.

ROBUST BUSINESS STRATEGY

WHILE WE ARE PROUD OF OUR GROWTH, WE ACKNOWLEDGE THAT STRONG PREVAILING MARKET CONDITIONS HAVE CLEARLY BENEFITTED THE GLOBAL FINANCIAL SERVICES INDUSTRY AS A WHOLE.

HOWEVER, WE ARE ALSO CONFIDENT THAT OUR BUSINESS STRATEGY CAN WITHSTAND ADVERSE MARKET CONDITIONS AS WELL.

ONE OF THE GREAT STRENGTHS OF OUR BUSINESS IS OUR DIVERSITY, BOTH ACROSS THE PRODUCTS AND SERVICES WE OFFER AND THE GEOGRAPHIC LOCATIONS IN WHICH WE OPERATE.

WE HAVE STRUCTURED OUR BUSINESSES FOR ROBUST PERFORMANCE THROUGH CYCLICAL PEAKS AND TROUGHS.

WE ARE CONSERVATIVELY CAPITALISED AND UNDERTAKE RIGOROUS STRESS TESTING TO ENSURE MACQUARIE CAN WITHSTAND ONCE-IN-A-GENERATION EVENTS.

IN RELATION TO OUR SPECIALIST FUNDS, WE TYPICALLY SELECT ASSETS IN INDUSTRIES WITH HIGH BARRIERS TO ENTRY AND WHICH PROVIDE SERVICES THAT ARE IN STRONG DEMAND.

AS A LONG-TERM INVESTOR IN THESE ASSETS, WE ALSO ENSURE THAT THEY ARE RESPONSIBLY FINANCED.

WE ARE THEREFORE CONFIDENT THAT WE WILL PERFORM WELL RELATIVE TO OUR PEERS, EVEN IN VERY TOUGH MARKET CONDITIONS.

OUR STRATEGY HAS BEEN TESTED IN CHALLENGING CONDITIONS AS RECENTLY AS 2002, WHEN WE STRONGLY OUTPERFORMED OUR GLOBAL COMPETITORS.

LONG-STANDING KEY PHILOSOPHIES

IN ADDITION TO THE POINTS I HAVE JUST OUTLINED, WE HAVE SOME LONG-STANDING KEY PHILOSOPHIES THAT HAVE GUIDED OUR BUSINESS SINCE INCEPTION.

THESE PRINCIPLES ENSURE THAT WE MAINTAIN A CONSISTENT APPROACH, EVEN AS WE CONTINUE TO DIVERSIFY AND GROW.

RISK MANAGEMENT IS A KEY AREA, WHICH PROVIDES THE FOUNDATION FOR THE ACTIVITIES WE UNDERTAKE AND THE DAY-TO-DAY CONTROLS THAT WE APPLY.

OUR RISK MANAGEMENT TEAM IS GROWING MORE RAPIDLY THAN THE BANK AS A WHOLE – ESPECIALLY IN ITS INTERNATIONAL PRESENCE – BECAUSE OF THE IMPORTANCE WE PLACE ON THIS ASPECT OF OUR BUSINESS.

WE ALSO HAVE SIX CORE GOALS AND VALUES, WHICH DIRECT THE WAY WE DO BUSINESS.

WE WORK HARD TO DELIVER VALUE TO OUR CLIENTS, WE AIM TO OBSERVE THE HIGHEST STANDARDS, WE ACT WITH INTEGRITY, WE ENCOURAGE TEAMWORK AMONG OUR PEOPLE, WE STRIVE FOR

PROFITABILITY AND WE ASPIRE TO PROVIDE FULFILMENT TO ALL OF OUR STAFF.

WE ALSO ENCOURAGE OUR STAFF TO USE THEIR ENTREPRENEURIAL SKILLS, WITHIN THE FRAMEWORK OF PRUDENT RISK MANAGEMENT.

THIS FREEDOM WITHIN BOUNDARIES, AS WE CALL IT, IS AN IMPORTANT FEATURE OF MACQUARIE'S SUCCESS.

AND, AS I'VE SAID MANY TIMES BEFORE, OUR PEOPLE ARE THE BANK'S MOST IMPORTANT ASSET.

IT IS THOSE PEOPLE WHO HAVE DELIVERED THE RESULTS WHICH I HAVE OUTLINED TO YOU TODAY.

ACCORDINGLY, WE HAVE REMUNERATION SYSTEMS THAT REWARD SUCCESS AND ENCOURAGE LONG-TERM COMMITMENT FROM OUR STAFF, AS WELL AS ALIGNING THEIR INTERESTS WITH THOSE OF OUR SHAREHOLDERS.

OUR REMUNERATION POLICIES ENABLE US TO ATTRACT AND RETAIN THE HIGHEST QUALITY STAFF AND ARE THEREFORE KEY DRIVERS OF SHAREHOLDER RETURNS.

I WILL SPEAK TO THIS POINT IN GREATER DETAIL WHEN I PRESENT THE REMUNERATION REPORT LATER IN THE MEETING.

THESE KEY PHILOSOPHIES HAVE HELPED US TO DELIVER CONSISTENTLY STRONG BENEFITS FOR OUR CLIENTS, OUR SHAREHOLDERS AND OUR STAFF.

WE ALSO WORK TO DELIVER VALUE TO THE COMMUNITIES IN WHICH WE OPERATE.

SUPPORT TO THE COMMUNITY

THESE COMMUNITY EFFORTS ARE LED BY THE MACQUARIE BANK FOUNDATION (ONE OF AUSTRALIA'S LARGEST CORPORATE FOUNDATIONS) WHICH SUPPORTED MORE THAN 500 COMMUNITY ORGANISATIONS DURING THE YEAR.

SUPPORT TO THE COMMUNITY IS ALSO PROVIDED BY MACQUARIE BANK'S STAFF, WHO RAISED A RECORD AMOUNT FOR CHARITY LAST YEAR AND DONATED MANY HOURS OF THEIR TIME IN A VOLUNTEER CAPACITY, IN AUSTRALIA AND AROUND THE WORLD.

JUST SOME OF THESE ACTIVITIES ARE SHOWN HERE, INCLUDING:

– A RENOVATION PROJECT UNDERTAKEN FOR THE SPASTIC CENTRE OF NSW

- A MACQUARIE BANK TEAM TAKING PART IN THE GREAT RIVER RACE ON THE THAMES
- A CYCLE CHALLENGE AROUND SOUTHERN SRI LANKA TO RAISE MONEY FOR CANCER RESEARCH, AND
- AN EDUCATION PROJECT WITH THE CAPE YORK INSTITUTE, ENABLING TOP INDIGENOUS STUDENTS FROM THE REMOTE CAPE YORK AREA TO ATTEND QUEENSLAND'S LEADING BOARDING SCHOOLS.

  CURRENTLY, AS FEW AS 6 PER CENT OF STUDENTS FROM THE CAPE YORK AREA COMPLETE HIGH SCHOOL.

OTHER ACTIVITIES IN THE COMMUNITY ARE OUTLINED IN OUR COMMUNITY NEWSLETTER, THE LATEST EDITION OF WHICH HAS BEEN PLACED ON YOUR SEAT.

DELIVERING FOR INVESTORS

AS A RESULT OF THE STRATEGIES I HAVE OUTLINED, WE HAVE BEEN ABLE TO DELIVER FOR OUR INVESTORS OVER THE LONG TERM.

AS THIS GRAPH SHOWS, OUR SPECIALIST FUNDS HAVE OUTPERFORMED THE RELEVANT BENCHMARK INDICES OVER THE PAST DECADE.

DELIVERING FOR SHAREHOLDERS

WE HAVE ALSO DELIVERED STRONG RETURNS FOR OUR SHAREHOLDERS.

OVER THE PAST FIVE YEARS, MACQUARIE BANK HAS ACHIEVED TOTAL SHAREHOLDER RETURNS OF 300 PER CENT, COMPARED WITH A 151 PER CENT RETURN BY THE ALL ORDINARIES INDEX OVER THE SAME PERIOD.

INDEED, SINCE LISTING IN JULY 1996, MACQUARIE BANK HAS OUTPERFORMED ALL OF THE TOP 50 COMPANIES LISTED ON THE AUSTRALIAN STOCK EXCHANGE AT THAT TIME.

OVER THAT PERIOD, MACQUARIE'S SHARE PRICE HAS RISEN FROM $6.50 PER SHARE TO ITS CURRENT LEVEL.

IT IS FITTING AT THIS POINT TO ACKNOWLEDGE THE EFFORTS OF MARK JOHNSON AND JOHN ALLPASS, WHO HAVE SERVED THE BOARD THROUGHOUT THIS PERIOD OF GROWTH AND WHO RETIRE AFTER THIS MEETING.

JOHN JOINED THE BOARD AS A NON-EXECUTIVE DIRECTOR IN JANUARY 1994.

HE WAS CHAIRMAN OF THE BOARD AUDIT AND COMPLIANCE COMMITTEE FOR ALMOST TEN YEARS AND HAS CONTINUED TO SERVE AS A MEMBER OF THAT COMMITTEE AND AS A MEMBER OF THE BOARD REMUNERATION COMMITTEE.

MARK, OUR DEPUTY CHAIRMAN, FIRST JOINED MACQUARIE'S PREDECESSOR ORGANISATION, HILL SAMUEL AUSTRALIA, WITH ME IN 1971, AS JOINT MANAGING DIRECTOR, AT A TIME WHEN THE BANK HAD JUST 12 STAFF AND ABOUT $2 MILLION IN CAPITAL.

HE DEPARTED IN 1977 TO TAKE ON SENIOR ROLES AT HILL SAMUEL IN LONDON AND THE AUSTRALIAN BANK, BUT RETURNED IN 1987 TO BECOME AN EXECUTIVE VOTING DIRECTOR OF THE BOARD AND CHAIRMAN OF THE THEN CORPORATE SERVICES DIVISION.

MARK HAS THEREFORE BEEN ONE OF THE BANK'S OUTSTANDING LEADERS OVER A PERIOD OF ALMOST 30 YEARS.

AS LONG-SERVING MEMBERS OF THE MACQUARIE BOARD, BOTH MARK AND JOHN HAVE PLAYED AN IMPORTANT ROLE IN MACQUARIE'S GROWTH AND SUCCESS.

I WOULD LIKE YOU TO JOIN ME IN THANKING THEM FOR THEIR OUTSTANDING CONTRIBUTION AND WISHING THEM WELL FOR THE FUTURE.

THANK YOU.

AUSTRALIAN HEADQUARTERS

AS A RESULT OF OUR INTERNATIONAL GROWTH, IT WAS APPROPRIATE FOR THE BOARD TO REVIEW THE LOCATION OF THE BANK'S HEAD OFFICE.

WHILE THERE WERE SEVERAL CONSIDERATIONS THAT WOULD HAVE SUPPORTED A MOVE OFFSHORE, THE FACT REMAINS THAT AUSTRALIA IS OUR LARGEST MARKET.

IT IS ALSO IN THE ASIAN TIME ZONE, WHICH IS A VERY SIGNIFICANT REGION FOR MOST OF OUR BUSINESSES.

AUSTRALIA ALSO HAS AN ENVIRONMENT WHICH IS CONDUCIVE TO BUSINESS, HAS VERY GOOD PROFESSIONAL SERVICES AVAILABLE AND ENABLES US TO ACCESS GOOD QUALITY STAFF.

SO, FOR THESE REASONS, WE HAVE RESOLVED TO REMAIN HEADQUARTERED IN AUSTRALIA FOR THE FORESEEABLE FUTURE.

CREATING WEALTH FOR INVESTORS

AS A GLOBAL INSTITUTION HEADQUARTERED IN AUSTRALIA, MACQUARIE'S SUCCESS HAS DELIVERED BENEFITS AND CREATED WEALTH FOR MANY AUSTRALIANS.

SINCE LISTING ELEVEN YEARS AGO, MACQUARIE BANK AND OUR AUSTRALIAN-LISTED SPECIALIST FUNDS HAVE GENERATED MORE THAN $40 BILLION IN WEALTH FOR THEIR SHAREHOLDERS.

MORE THAN $30 BILLION OF THIS HAS GONE TO AUSTRALIAN SHAREHOLDERS AND THEIR BENEFICIARIES, INCLUDING $22 BILLION THROUGH CAPITAL APPRECIATION AND $9 BILLION IN DIVIDENDS.

THIS IS A RECORD OF WHICH, AS AN AUSTRALIAN, I AM VERY PROUD.

THAT CONCLUDES MY FORMAL REMARKS AND I WILL NOW HAND OVER TO ALLAN.

(NOTE: ALLAN MOSS WILL SPEAK FROM A SLIDE PRESENTATION, RATHER THAN A SCRIPTED ADDRESS)

Macquarie Bank Limited.

File Number: 82-34740

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

MACQUARIE BANK

ASX/Media Release

FIRST QUARTER PROFIT SUBSTANTIALLY UP – INTERNATIONAL GROWTH DRIVES INCOME

KEY HIGHLIGHTS

- **Very good first quarter – profit substantially up on the prior corresponding period**
- **Continued strong international income**
- **Busy start to the current financial year**

19 July 2007 – Macquarie Bank Managing Director and Chief Executive Officer, Allan Moss, said today the Bank had started the current financial year strongly in all Groups and major regions, with profit for the three months ended 30 June 2007 substantially up on the prior corresponding period.

Speaking ahead of the Bank's 2007 Annual General Meeting (AGM) in Sydney, Mr Moss said the Bank had seen increases in its first quarter earnings from every Group on the prior corresponding period. International income will continue to make an increasingly important contribution.

"The first quarter's performance reflects good market conditions and continued investment in growth," Mr Moss said.

Outlook for the current financial year

Speaking about the Bank's outlook, Mr Moss said that subject to prevailing market conditions continuing, the Bank expects strong initial public offering and mergers and acquisitions activity, good growth in specialist funds, trading businesses to benefit from geographic and product expansion and good equity broking volumes.

Mr Moss said that the Bank was planning for continued strong growth.

"We expect to benefit from recent international staff growth and to continue to maintain or strengthen our market positions in Australia and internationally."

Mr Moss added that he expected the Bank's growth to be predominantly organic but there may be some small and medium sized acquisitions. He also noted that swing factors in the outlook for the Bank would include asset realisations and general market conditions.

Speaking specifically on the Bank's operating Groups, Mr Moss commented:

Investment Banking Group was substantially up on the prior corresponding period. This was driven by very good performances in equity capital markets and cash equities in Australia and Asia and a very good performance in mergers and acquisitions. Of note was the successful Boart Longyear initial public offering and performance fees from specialist funds, which included Macquarie Infrastructure Company (MIC) and Diversified Utility and Energy Trusts (DUET).

Equity Markets Group – which offers a range of specialised investment, trading and risk management products and hedge funds – was very substantially up on the prior corresponding period, driven by strong demand in Australian, European and Asian markets. The business environment remains highly competitive and the very strong first quarter revenues are largely seasonal.

Treasury and Commodities Group was well up on the prior corresponding period, with strong performances across most divisions. This was driven by a particularly strong performance from Debt Markets, which reflected strong business flows and the favourable realisation of some Mining and Energy Capital equity positions.

Real Estate Group was very substantially up on the prior corresponding period due to strong performances across all major businesses and geographies. While realisations made a significant contribution, the result would have been substantially up regardless.

Financial Services Group – which is the primary relationship manager for the Bank's retail client base – was strongly up on the prior corresponding period, with continued growth in volumes and market share. The Group also received very large superannuation-related flows in both its Cash Management Trust and Wrap products.

Banking and Securitisation Group was up on the prior corresponding period despite increased investment in Canadian businesses and the launch of the Australian credit cards business. Highlights included:

- Strong volumes in Relationship Banking
- Investment Lending well up on the prior corresponding period and
- No exposure to US subprime mortgage market

Funds Management Group was only slightly up on the prior corresponding period due to the effect of large performances fees in the prior period. However, underlying assets under management and revenue base were well up on the prior corresponding period.

Busy start to the current financial year[1]

In commenting on the Bank's start to the financial year (beginning 1 April 2007), Mr Moss noted the following significant acquisitions:

- the announcement of the proposed Gateway Casinos Income Fund acquisition in Canada, which is a joint venture between the Bank and Publishing & Broadcasting Limited
- the £2.5 billion acquisition of National Grid Wireless by Arqiva, which was led by Macquarie Communications Infrastructure Group (MCG)
- the £1.9 billion acquisition of Airwave by MCG and the Macquarie European Infrastructure Fund II (MEIF II) and
- the $US615 million acquisition of Mercury Air Centers by MIC

Mr Moss also noted that MEIF II and Macquarie Infrastructure Partners – two infrastructure funds – had raised a total of more than $US10 billion from major pension funds and other institutional investors around the world. Speaking about other business initiatives and developments, Mr Moss mentioned:

- the opening of the New Delhi office, which includes corporate finance, securities brokerage, equity research and equity capital markets capabilities
- the establishment of a commodity derivatives alliance in Japan with Nomura Securities
- the completion of the integration of Giuliani Capital Advisors into Macquarie Securities (USA) and

[1] See slide 53 of presentation to shareholders at the Macquarie Bank 2007 Annual General Meeting

- superannuation inflows[2] through Macquarie Adviser Services totalling $A17.7 billion during the June quarter

Medium term outlook

Mr Moss said the Bank expects to benefit over the medium to longer term from committed quality staff, good businesses, diversification, major strategic growth initiatives and, effective prudential controls.

"Continued strong global investor demand for quality assets, growth in the Bank's capital base and the establishment of the non-operating holding company (NOHC) will assist the Bank in achieving its international growth objectives," said Mr Moss.

"Subject to market conditions not deteriorating materially, we expect continued growth in revenue and earnings across most businesses over time. We also expect good growth in international businesses to continue," Mr Moss said.

Outlook with respect to capital requirements

In commenting on the Bank's capital outlook, Mr Moss said that the Bank's assessment is that it has ample capital from an economic perspective. Mr Moss noted that there are many developments in progress which are likely to affect the Bank's regulatory capital requirements in the current financial year, including

- Basel II, which is a new global regime for the regulation of the Bank's capital requirements
- other revised Australian prudential standards with respect to capital and possibly some related matters and
- the Bank's proposed restructuring with the creation of a NOHC

Mr Moss said that these changes are complex and their impact on regulatory capital requirements depends on many factors, including:

- whether Macquarie is accredited under the Advanced Approaches with respect to Basel II
- decisions which APRA makes about the capital requirements of the restructured Macquarie Group
- the final form of the various new prudential standards and

[2] Please also refer to separate release issued earlier today: "Macquarie Adviser Services' Super Inflows Top $17 billion"

- the composition of Macquarie's balance sheet and the size and nature of our commitments

"The overall result of all of these changes is very difficult to forecast and could be materially negative in respect to regulatory capital ratios in some circumstances. However, we continue to believe that we have adequate Shareholders' Funds from both an economic and regulatory perspective to support growth in the current financial year," said Mr Moss.

Highlights from the Address of Macquarie Bank Chairman, David Clarke, include:

- Financial year 2006/07 marked the 15th consecutive year of record profit for Macquarie Bank and is almost six times the level of five years ago
- The Bank continues to experience very good market conditions. While no investment bank is immune to the effect of adverse market conditions, Macquarie remains diversified and its businesses are planned and operated to be robust through the business cycle
- For the first time, international income outstripped Australian income[3], marking a watershed for the Bank. In the financial year 2006/07, international income constituted 55 per cent of the Bank's total operating income and is nine times higher than it was five years ago
- The Bank employs more than 10,000 staff and staff numbers have doubled in the past five years
- Commonwealth legislation was recently passed by the Federal Parliament to enable the Bank's restructure via the NOHC, which would own both banking and non-banking businesses. The restructure is highly complex but is on schedule. The Bank anticipates holding a shareholder meeting in the last quarter of 2007 to consider the restructure

Mr Clarke also said that for the first time the Bank intends to hold the AGM interstate in 2008, in Melbourne.

Long term performance

Commenting on long term performance, Mr Clarke said: "Since listing eleven years ago, Macquarie Bank and our Australian-listed specialist funds have generated more than

[3] Total operating income for the purposes of international income excludes earnings on capital and is after directly attributable costs including fee and commission expenses.

$A40 billion in wealth for shareholders. More than $A30 billion of this has gone to Australian shareholders and their beneficiaries."

Mr Clarke noted that since listing on the Australian Securities Exchange in 1996, the Bank had delivered a total shareholder return of 1,814 per cent, a better return than any of the companies in the S&P/ASX 50 index at that time.

An Australian institution growing internationally

Commenting on the Bank's international expansion, Mr Clarke reiterated the Bank's position announced in May: "Macquarie has evolved from an Australian institution growing internationally to a global institution headquartered in Australia."

Mr Clarke said that as a result of the Bank's international growth, the Board had considered the Bank's head office location during the year.

"While a high and growing proportion of income is now international, Australia remains the Bank's largest market. Australia enables us to access good quality staff and service industries and is in the Asian time zone, which is a significant region for us. For these reasons, we have resolved to remain headquartered in Australia for the foreseeable future," Mr Clarke said.

For further information, please contact:

Lisa Jamieson, Public Relations, Macquarie Bank Limited	+612 8232 6016
Erica Sibree, Investor Relations, Macquarie Bank Limited	+612 8232 5008

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	127,679
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	31,542 @ $28.74 68,636 @ $30.51 2,600 @ $32.26 5,700 @ $32.75 5,000 @ $34.60 733 @ $36.99 4,045 @ $49.18 458 @ $61.79 8,965 @ $63.34
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	127,679 on 31/07/07

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	269,212,472 4,000,000	Fully Paid Ordinary Shares Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	31,462,133 350,000	Options over Ordinary Shares at various exercise prices Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

	broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 31 July 2007
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

Macquarie Bank Limited.

File Number: 82-34740

ASIA PACIFIC

Milena Ickeringill
Company Secretary

Phone: 61 3 9616 3852
Fax: 61 3 9614 5298

30 July 2007

Australian Stock Exchange Limited
Company Announcements Office
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Substantial Security Holder Notice

Please find attached a Substantial Security Holder Notice for Macquarie Bank Limited.

Yours sincerely

Milena Ickeringill

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: *Macquarie Bank Limited*

ACN/ARSN: 008 583 542

1. Details of substantial holder (1)

Name: AXA SA ("**AXA**"), AXA Asia Pacific Holdings Limited ("**AXA APH**") and various bodies corporate controlled by AXA and AXA APH listed in Schedule 1 (together, "**the AXA Group**") and certain other entities associated with AXA and AXA APH listed in Schedule 1.

ACN/ARSN (if applicable): 069 123 011

There was a change in the interests of the substantial holder on: 20/07/2007

The previous notice was given to the company on: 28/02/2007

The previous notice was dated: 28/02/2007

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	12,833,303	5.06%	16,345,491	6.09%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected (ordinary shares unless stated otherwise)	Person's votes affected
See column 2 of Schedule 2.	Each person whose relevant interest has changed is listed in Schedule 1.	The change in the relevant interest occurred as a result of various transactions effected on the Australian Stock Exchange (see Schedule 2 for details, in particular column 3).	See column 4 of Schedule 2.	See column 5 of Schedule 2.	[See previous column.]

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
The holders of a relevant interest are listed in Part A of Schedule 1.	The registered holders of the securities are various third parties acting as custodians on behalf of AXA Group entities (see also column 1 of Schedule 2).	[Not applicable.]	Each person listed in Part A(ii) of Schedule 1 has a relevant interest because it has power to exercise or control the exercise of a right to vote or to dispose of the relevant securities (s 608(1)(b) and (c) Corporations Act 2001 ("CA")). Each person listed in Part A(ii) of Schedule 1 has a relevant interest because it has voting power above 20% over one or more persons listed in Part A(i) of Schedule 1 (s 608(3) CA).	See column 5 of Schedule 2.	[See previous column.]

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
[Not applicable.]	[Not applicable.]

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
See Parts A and B of Schedule 1 (column 1).	See Parts A and B of Schedule 1 (column 2).

Signature

Print name: Milena Ickeringill

Capacity: Company Secretary, AXA Asia Pacific Holdings Limited

Sign here:

Date: 30 July 2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

SCHEDULE 1 - HOLDERS OF A RELEVANT INTEREST AND ASSOCIATES

Note: All information provided in this schedule is based on the information available to AXA APH at the time of filing this notice.

PART A - PERSONS WITH A RELEVANT INTEREST

Name	Address
Part A(i) - Responsible entities / trustees / managers of funds / delegates of managers [s 608(1)(b) and (c)]	
Various AXA Group entities which are responsible entities, trustees, managers of funds and delegates of	Not applicable
National Mutual Funds Management Limited	447 Collins Street, Melbourne, Victoria 3000
IPAC Securities Limited	447 Collins Street, Melbourne, Victoria 3000
IPAC Asset Management Limited	447 Collins Street, Melbourne, Victoria 3000
AllianceBernstein L.P.	1345 Avenue of the Americas, NYC 10105
AllianceBernstein Australia Limited	Level 29, 1 Farrer Place, Sydney, NSW 2000
AXA Investment Managers UK Ltd	7,Newgate Street, London EC1A 7NX, England
AXA Rosenberg Investment Management LLC	4 Orinda Way Building E Orinda, California 94563
Various custodians on behalf of various international entities ultimately controlled by AXA (details not available at time of filing)	Various
Part A(ii) - Persons with voting power greater than 20% in persons listed in Parts A(i) and (ii)	
Various AXA Group entities, including, as ultimate holding companies, those set out below	Not applicable
AXA SA	25 Avenue Matignon 75008 Paris France
AXA Asia Pacific Holdings Limited	447 Collins Street Melbourne, Victoria 3000
Part A(iii) - Other relevant interests	
[Not applicable.]	

PART B - ASSOCIATES OF PERSONS WITH A RELEVANT INTEREST

Name	Address
Part (B)(i) - AXA Group Companies [associates by virtue of s 12(2)(a) of CA]	
AXA SA	25 Avenue Matignon 75008 Paris France
Folio Nominees Pty Ltd	447 Collins Street, Melbourne, Victoria 3000

Name	Address
National Mutual Funds Management (Global) Limited	447 Collins Street, Melbourne, Victoria 3000
AXA Asia Pacific Holdings Limited	447 Collins Street, Melbourne, Victoria 3000
The National Mutual Life Association of Australasia Ltd	447 Collins Street, Melbourne, Victoria 3000
Ipac Asset Management Ltd	447 Collins Street, Melbourne, Victoria 3000
Ipac Financial Care Ltd	447 Collins Street, Melbourne, Victoria 3000
Ipac Portfolio Management Ltd	447 Collins Street, Melbourne, Victoria 3000
Ipac Financial Services Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Ipac Group Services Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
David Bird Financial Services Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Lidomein Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Walker Lawrence & Associates Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Strategic Planning Partners Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Albert & Will Financial Planning Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Financial Resources Group Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Clientcare Australia (Investments) Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
TM Securities Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Monere	447 Collins Street, Melbourne, Victoria 3000
Armitage Investment Services Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Armitage Group Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Sterling Grace Portfolio Management Group Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
SG Holdings Ltd	447 Collins Street, Melbourne, Victoria 3000
Alliance Capital Management Corporation of Delaware	1345 Avenue of the Americas, NYC 10105
AXA Equitable Life Insurance Company	1290 Avenue of the Americas, NYC 10105
AXA Financial, Inc.	1290 Avenue of the Americas, NYC 10105
NMMT Limited	447 Collins Street, Melbourne, Victoria 3000
National Mutual Funds Management NZ Limited	Level 6, 80 The Terrace, Wellington
A.C.M.C. Inc	1345 Avenue of the America, NYC 10105
Neuville Company Inc	C/-447 Collins Street, Melbourne, Victoria 3000
Spicers Portfolio Management Ltd	Level 6, 80 The Terrace, Wellington

mblform 604 200707

Name	Address
Assure New Zealand Ltd	Level 6, 80 The Terrace, Wellington
Arcus Investment Management Ltd	Level 6, 80 The Terrace, Wellington
Client Portfolio Administration Ltd	Level 6, 80 The Terrace, Wellington
Sterling Portfolio Management Ltd	Level 6, 80 The Terrace, Wellington
Client Reserve Ltd	Level 6, 80 The Terrace, Wellington
Mortgage Backed Bonds Limited	Level 6, 80 The Terrace, Wellington
In addition to the entities referred to above, each other entity in AXA's global corporate group which is ultimately controlled by AXA is an associate of a person whose relevant interest changed.	
Part B(ii) - Other associates	
Not applicable	

SCHEDULE 2 - CHANGES IN RELEVANT INTERESTS

Holder or Relevant Interest	Date of Transaction	Transaction Type	Consideration	# Shares
Westpac Custodian Nominees as custodian for National Mutual CPS Management Ltd	open			**519.00**
	26-Feb-07	SELL	8,510.48 -	100.00
	14-Mar-07	SELL	7,825.63 -	100.00
	20-Apr-07	SELL	27,976.82 -	319.00
	23-May-07	BUY	- 31,494.00	362.00
	23-May-07	SELL	34,051.61 -	362.00
				-
Westpac Custodian Nominees as Custodian for National Mutual Life Association of Australasia Ltd	open			**74,872.00**
	14-Mar-07	SELL	344,327.57 -	4,400.00
	14-Mar-07	SELL	782,562.65 -	10,000.00
	20-Apr-07	SELL	1,053,735.27 -	12,015.00
	27-Apr-07	SELL	1,319,653.34 -	15,000.00
	23-May-07	BUY	- 1,351,371.00	15,533.00
	07-May-07	SELL	902,429.56 -	10,000.00
	09-May-07	SELL	2,095,737.65 -	23,457.00
	23-May-07	SELL	1,461,115.38 -	15,533.00
				-
Westpac Custodian Nominees as custodian for National Mutual Superannuation Master Trustee Limited	open			**11,780.00**
	26-Feb-07	SELL	170,209.52 -	2,000.00
	05-Mar-07	SELL	11,793.45 -	150.00
	14-Mar-07	SELL	195,640.66 -	2,500.00
	20-Apr-07	SELL	625,312.73 -	7,130.00
	23-May-07	BUY	- 707,223.00	8,129.00
	23-May-07	SELL	764,656.34 -	8,129.00
				-
Westpac Custodian Nominees as custodian for National Mutual Funds Management Ltd	open			**733,606.00**
	15-Mar-07	SELL	3,097,188.82 -	38,950.00
	23-Mar-07	SELL	201,535.06 -	2,470.00
	17-Apr-07	SELL	297,276.59 -	3,430.00
	24-Apr-07	SELL	2,790,032.44 -	31,560.00
	04-May-07	SELL	173,303.41 -	1,910.00
	16-May-07	BUY	- 5,441,154.00	62,542.00
	17-May-07	BUY	- 69,665.82	720.00
	18-May-07	SELL	4,109,868.92 -	42,080.00
	25-May-07	BUY	- 79,525.16	890.00
	29-May-07	SELL	289,326.54 -	3,250.00
	14-Jun-07	BUY	- 4,668,903.10	53,437.00
	15-Jun-07	BUY	- 2,956,352.74	33,233.00
	18-Jun-07	SELL	180,380.99 -	2,010.00
	20-Jun-07	SELL	74,160.81 -	810.00
	28-Jun-07	SELL	232,473.60 -	2,710.00
	29-Jun-07	SELL	311,935.38 -	3,670.00

Holder or Relevant Interest	Date of Transaction	Transaction Type	Consideration	# Shares
	04-Jul-07	BUY	- 1,158,901.08	13,407.00
	04-Jul-07	SELL	188,396.22	- 2,180.00
	11-Jul-07	SELL	2,384,614.36	- 27,310.00
	12-Jul-07	SELL	106,097.59	- 1,200.00
	13-Jul-07	BUY	- 4,366,258.18	48,810.00
				783,105.00
Westpac Custodian Nominees as custodian for Assure New Zealand Ltd	**open**			**12,186.00**
	26-Feb-07	SELL	178,720.00	- 2,100.00
	14-Mar-07	SELL	203,466.29	- 2,600.00
	23-Mar-07	SELL	8,168.46	- 100.00
	20-Apr-07	SELL	647,764.36	- 7,386.00
	23-May-07	BUY	- 788,307.00	9,061.00
	23-May-07	SELL	852,325.14	- 9,061.00
				-
Westpac Custodian Nominees as custodian for ipac Securities Ltd	**open**			**115,110.00**
	10-Apr-07	SELL	422,182.29	- 4,890.00
	23-May-07	BUY	- 937,338.00	10,774.00
	18-May-07	SELL	622,145.08	- 6,370.00
	14-Jun-07	BUY	- 738,032.16	8,447.00
	15-Jun-07	BUY	- 467,298.19	5,253.00
	04-Jul-07	BUY	- 197,256.08	2,282.00
	13-Jul-07	BUY	- 612,761.08	6,850.00
	16-Jul-07	SELL	437,530.88	- 4,790.00
				132,666.00
Varioius Nominees (international AXA entities) Details not available at time of Filing	**open**			**11,885,230.00**
	Feb (22-28)	BUY		20,527.00
	Mar	BUY		1,511,802.00
	Apr	BUY		156,004.00
	May	BUY		542,011.00
	Jun	BUY		863,069.00
	Jul (1-20)	BUY		451,077.00
				15,429,720.00
	TOTAL			**16,345,491.00**

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	101,090
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

Yes

5 Issue price or consideration

18,085 @ $28.74
61,400 @ $30.51
2,333 @ $32.26
2,999 @ $32.75
9,998 @ $33.11
250 @ $36.99
1,666 @ $44.94
4,359 @ $63.34

6 Purpose of the issue
(If issued as consideration for the acquisition of assets, clearly identify those assets)

Shares were issued on exercise of employee options.

7 Dates of entering +securities into uncertificated holdings or despatch of certificates

101,090 on 30/07/07

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	269,084,793 4,000,000	Fully Paid Ordinary Shares Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	31,589,812 350,000	Options over Ordinary Shares at various exercise prices Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 $^{+}$Quotation of our additional $^{+}$securities is in ASX's absolute discretion. ASX may quote the $^{+}$securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the $^{+}$securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those $^{+}$securities should not be granted $^{+}$quotation.

- An offer of the $^{+}$securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any $^{+}$securities to be quoted and that no-one has any right to return any $^{+}$securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the $^{+}$securities be quoted.

- If we are a trust, we warrant that no person has the right to return the $^{+}$securities to be quoted under section 1019B of the Corporations Act at the time that we request that the $^{+}$securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before $^{+}$quotation of the $^{+}$securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 30 July 2007
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	298,180
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	69,146 @ $28.74 93.620 @ $30.51 13.399 @ $32.26 10,731 @ $32.75 42,033 @ $33.11 666 @ $33.76 2500 @ $41.72 66,085 @ $63.34
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	298,180 on 27/07/07

+ See chapter 19 for defined terms.

Item	Question	Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	268,983,703 4,000,000	Fully Paid Ordinary Shares Macquarie Income Securities (MBLHB)
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	31,690,902 350,000	Options over Ordinary Shares at various exercise prices Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

	broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 27 July 2007
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	169,693
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	31,340 @ $28.74 30,234 @ $30.51 3,332 @ $30.67 7,331 @ $32.26 21,074 @ $32.75 19,665 @ $33.11 4,300 @ $34.66 1,000 @ $36.99 1,400 @ $39.64 50,017 @ $63.34
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	169,693 on 26/07/07

+ See chapter 19 for defined terms.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
268,685,523	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
31,901,082	Options over Ordinary Shares at various exercise prices
350,000	Non-cumulative Redeemable Preference Shares

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

	broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 26 July 2007
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	203,011
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	1,668 @ $24.71 1,668 @ $25.23 47,826 @ $28.74 83,670 @ $30.51 3,466 @ $32.26 17,898 @ $32.75 3,999 @ $33.11 3,332 @ $34.60 1,800 @ $35.28 1,666 @ $49.47 36,018 @ $63.34
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	203,011 on 25/07/07

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	268,515,830 4,000,000	Fully Paid Ordinary Shares Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	32,070,775 350,000	Options over Ordinary Shares at various exercise prices Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18 Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19 Closing date for receipt of acceptances or renunciations	
20 Names of any underwriters	
21 Amount of any underwriting fee or commission	
22 Names of any brokers to the issue	
23 Fee or commission payable to the broker to the issue	
24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25 If the issue is contingent on +security holders' approval, the date of the meeting	
26 Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28 Date rights trading will begin (if applicable)	
29 Date rights trading will end (if applicable)	
30 How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 25 July 2007
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	John Geoffrey Allpass
Date of last notice	6 July 2007
Date that director ceased to be director	19 July 2007

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
3,240 Macquarie Bank Limited ("MBL") fully paid ordinary shares.

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
• Held by John Allpass Pty Limited as trustee for a superannuation fund of which John Allpass is a beneficiary; and	• 92,381 Macquarie Countrywide Trust Units; • 12,535 MBL fully paid ordinary shares; • 70,000 Macquarie Private Equity Trust units; • 90,000 Macquarie Global Infrastructure Trust units; • 45,006.05 Macquarie Global Infrastructure Trust II units; • 123,761 Macquarie Infrastructure Group ("MIG") stapled securities; • 153,598 Macquarie Airports ("MAP") stapled securities; • 60,000 Macquarie Private Equity Trust II ($1 units paid to 50c); • 44,877 Macquarie Communications Infrastructure Group ("MCIG") $2 stapled securities; • 46,136 ConnectEast Group stapled securities; • 30,000 Macquarie Equinox Limited Class E shares; • 10,000 Macquarie Private Capital Group stapled securities; • 53,988 Macquarie Capital Alliance Group ("MCAG") stapled securities; • 61,843 Macquarie Office Trust ("MOF") units; • 20,000 Macquarie Media Group stapled securities; and • 180,850.46 Macquarie Direct Property Fund units.
• Held by Allpass Investments Pty Limited, a company in which John Allpass has a relevant interest.	• 2,738 MBL fully paid ordinary shares; • 16,408 MAP stapled securities; • 13,819 MCIG stapled securities; • 6,500 MCAG stapled securities; and • 13,875 MOF units.

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

24 July 2007

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	345,410
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	1,000 @ $22.22 106,832 @ $28.74 76,034 @ $30.51 21,130 @ $32.26 40,493 @ $32.75 7,765 @ $33.11 1,666 @ $33.45 1,666 @ $34.27 5,099 @ $34.60 4,899 @ $35.28 933 @ $40.81 3,332 @ $49.31 74,561 @ $63.34
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	345,410 on 24/07/07

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	268,312,819 4,000,000	Fully Paid Ordinary Shares Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	32,258,786 350,000	Options over Ordinary Shares at various exercise prices Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

	broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 24 July 2007
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Mark R G Johnson
Date of last notice	13 December 2006
Date that director ceased to be director	19 July 2007

Part 1 – Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities

- 293,803 Macquarie Bank Limited fully paid ordinary shares;
- 251,800 Macquarie Apollo Trust Units;
- 161,696 Macquarie Infrastructure Group stapled securities;
- 241,835 Macquarie Global Infrastructure Fund A units of $1.0512 each paid to $0.8212;
- 241,835 Macquarie Global Infrastructure Fund B units of $1.0512 each paid to $0.8212;
- 54,185 Macquarie Global Infrastructure Fund C units fully paid; and
- 54,178 Macquarie Global Infrastructure Fund D units fully paid.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
• Held by Perpetual Custodians Ltd as custodian and trustee for the MSJ Superannuation Fund, which is controlled by Mark Johnson and of which Mark Johnson and spouse, Mrs S Johnson, are beneficiaries (respectively);	• 649,923 Macquarie Infrastructure Group stapled securities.
• Held by Bond Street Custodians Limited as nominee for Mark Johnson; and	• 29,400 Macquarie Bank Ltd Unlisted Options - (options over unissued fully paid ordinary shares exercisable at $30.51 per option expiring on 01/08/07); • 20,900 Macquarie Bank Ltd Unlisted Options - (options over unissued fully paid ordinary shares exercisable at $36.99 per option expiring on 08/10/09); • 16,000 Macquarie Bank Ltd Unlisted Options - (options over unissued fully paid ordinary shares exercisable at $63.34 per option expiring on 01/08/2010); and • 18,495 Macquarie Bank Ltd Unlisted Options - (options over unissued fully paid ordinary shares exercisable at $61.79 per option expiring on 01/08/2011).
• Held by Perpetual Custodians Ltd as custodian and trustee for the MSJ Superannuation Fund, which is controlled by Mark Johnson and of which Mark Johnson is a beneficiary.	• 185,670.36 Macquarie Lazard Master Global Equities Fund.

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

23 July 2007

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	791,299
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	4,168 @ $24.28 4,168 @ $24.93 253,916 @ $28.74 103,739 @ $30.51 65,164 @ $32.26 90,133 @ $32.75 65,230 @ $33.11 4,166 @ $33.58 1,666 @ $34.27 7,499 @ $34.60 1,666 @ $35.28 966 @ $40.81 500 @ $41.72 3,621 @ $45.14 4,166 @ $45.15 4,166 @ $45.89 4,166 @ $54.24 7,108 @ $60.41 165,091 @ $63.34
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	791,299 on 23/07/07

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	267,967,409 4,000,000	Fully Paid Ordinary Shares Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	32,603,594 350,000	Options over Ordinary Shares at various exercise prices Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

broker?	

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 23 July 2007
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	103,991
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	11,125 @ $28.74 91,200 @ $30.51 1,666 @ $33.11
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	103,991 on 20/07/07

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	267,176,110 4,000,000	Fully Paid Ordinary Shares Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	33, 381,306 350,000	Options over Ordinary Shares at various exercise prices Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 20 July 2007
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Energy Capital 8232 3444 Facsimile 8232 3590
Futures 8232 7580 Facsimile 8232 4412
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

MACQUARIE BANK

19 July 2007

Company Announcements Office
Australian Stock Exchange Limited
via ASX Online

Dear Sir/Madam,

Macquarie Bank Limited – All Resolutions Passed at 2007 Annual General Meeting and Retirement of Voting Directors

In accordance with Listing Rule 3.13.2, please be advised that all seven motions (agenda items two to eight) in the 2007 Notice of Annual General Meeting were passed by the requisite majorities at today's Annual General Meeting, each on a poll demanded at the request of the Chairman.

Summaries of the poll voting results and proxy appointments for the resolutions are attached.

Also, in accordance with Listing Rule 3.16.1, please note that Messrs Mark Johnson and John Allpass retired by rotation as Voting Directors of the Bank at the end of the Annual General Meeting and did not seek re-election.

Yours faithfully

Dennis Leong
Company Secretary

ATTACHMENT

Poll Results at 2007 Annual General Meeting

	Resolution	For	%	Against	%	Abstain
2	To adopt the Remuneration Report of the Bank for the year ended 31 March 2007	112,180,639	78.56%	30,613,929	21.44%	6,687,274
3	Re-election of Mr DS Clarke as a Voting Director	147,219,445	98.55%	2,166,370	1.45%	94,140
4	Re-election of Ms CB Livingstone as a Voting Director	149,171,976	99.19%	1,216,348	0.81%	328,211
5	Election of Mr PH Warne as a Voting Director	148,037,048	99.26%	1,099,391	0.74%	345,853
6	To increase Voting Directors' Maximum Aggregate Remuneration for acting as Voting Directors	135,949,919	96.51%	4,920,721	3.49%	6,001,785
7	Participation of Mr AE Moss in the Macquarie Bank Employee Share Option Plan	140,210,309	96.61%	4,925,096	3.39%	2,193,007
8	Participation of Mr LG Cox in the Macquarie Bank Employee Share Option Plan	140,831,576	98.11%	2,711,386	1.89%	3,296,315

2007 Proxy Summary Results

** TOTALS FOR VALID PROXIES **

Resolution	For	Against	Open-Usable	Open-Conditional	Open-Unusable	Abstain	No Instruction	Excluded
2	107,270,175	30,271,760	4,151,971	0	0	6,678,568	40,187,090	0
3	141,909,196	2,165,670	4,202,238	0	0	93,483	40,188,977	0
4	143,899,880	1,178,098	4,203,363	0	0	328,029	38,950,194	0
5	142,762,264	1,060,406	4,209,042	0	0	341,262	40,186,590	0
6	132,217,487	4,862,978	2,597,289	341,918	878,716	5,992,223	40,188,990	1,479,963
7	136,789,390	4,553,309	2,597,332	347,737	921,034	2,179,709	39,691,090	1,479,963
8	137,371,665	2,376,049	2,597,332	347,737	910,166	3,285,559	40,191,093	1,479,963

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	37,435
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	9,002 @ $28.74 12,736 @ $30.51 2,999 @ $32.26 2,666 @ $32.75 10,032 @ $63.34
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	37,435 on 19/07/07

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	267,072,119 4,000,000	Fully Paid Ordinary Shares Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	33, 485,297 350,000	Options over Ordinary Shares at various exercise prices Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

	broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 19 July 2007
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	83,560
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	15,250 @ $28.74 37,991 @ $30.51 2,333 @ $32.26 4,298 @ $32.75 4,498 @ $33.11 1,666 @ $35.54 10,833 @ $45.14 6,691 @ $63.34
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	83,560 on 18/07/07

+ See chapter 19 for defined terms.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
267,034,684	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
33,522,732	Options over Ordinary Shares at various exercise prices
350,000	Non-cumulative Redeemable Preference Shares

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 18 July 2007
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	22,498
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	8,663 @ $28.74 1,666 @ $32.26 833 @ $32.75 6,666 @ $33.11 2,666 @ $34.60 1,666 @ $35.28 333 @ $63.34
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	22,498 on 17/07/07

+ See chapter 19 for defined terms.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
266,951,124	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
33,606,292	Options over Ordinary Shares at various exercise prices
350,000	Non-cumulative Redeemable Preference Shares

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

	broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 17 July 2007
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9.99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	17,442
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	4,168 @ $28.64 5,968 @ $28.74 666 @ $32.75 1,200 @ $33.11 1,666 @ $34.60 3,774 @ $63.34
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	17,442 on 16/07/07

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	266,928,626 4,000,000	Fully Paid Ordinary Shares Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	33,625,290 350,000	Options over Ordinary Shares at various exercise prices Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 16 July 2007
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John R Niland AC
Date of last notice	14 June 2007 re: Macquarie Bank Limited ("MBL") fully paid ordinary shares and 27 February 2003 re: Macquarie Park Street Trust $100 reset preference ("MORPA") units.

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and indirect.
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	• MBL fully paid ordinary shares held by Carmel Niland and John Niland as trustees for the Niland Family Superannuation Fund, of which John Niland is a joint beneficiary with Carmel Niland; • Shares held by John Niland and Carmel Niland as trustees for the Niland Family Superannuation Fund (No 2), of which John Niland is the beneficiary.
Date of change	• 31 May 2006 re MORPA units; and • 27 July 2007 re MBL shares.
No. of securities held prior to change	• 500 MORPA units held by Carmel Niland and John Niland as trustees for the Niland Family Superannuation Fund, of which John Niland is a joint beneficiary with Carmel Niland, were subject to mandatory conversion by the Trust Manager to cash and $52,635.00 was electronically transferred to the NFSF account; • 2,309 shares held directly by John Niland (acquired via the Macquarie Bank Non-Executive Director Share Acquisition Plan). • 1,300 shares held by Carmel Niland and John Niland as trustee for the Niland Family Superannuation Fund, of which John Niland is a joint beneficiary with Carmel Niland. • 2,850 shares held by John Niland and Carmel Niland as trustees for the Niland Family Superannuation Fund (No 2), of which John Niland is the beneficiary.

G:\CAG\COS\DLeong\BRD\ASX notices\Niland\jrn310707.doc

+ See chapter 19 for defined terms.

Class	• MORPA units; and • MBL fully paid ordinary shares.
Number acquired	600 MBL shares
Number disposed	500 MORPA units
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$81.59 per MBL share $52,635.00 for the MORPA units
No. of securities held after change	• Nil MORPA units; • 2,309 shares held directly by John Niland (acquired via the Macquarie Bank Non-Executive Director Share Acquisition Plan). • 1,900 shares held by Carmel Niland and John Niland as trustee for the Niland Family Superannuation Fund, of which John Niland is a joint beneficiary with Carmel Niland. • 2,850 shares held by John Niland and Carmel Niland as trustees for the Niland Family Superannuation Fund (No 2), of which John Niland is the beneficiary.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	• MBL shares acquired via on-market trade; and • MORPA units converted to cash, subject to mandatory conversion by the Trust Manager.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated: 31 July 2007

G:\CAG\COS\DLeong\BRD\ASX notices\Niland\jrn310707.doc

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Helen M Nugent
Date of last notice	28 June 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	MBL shares held by HNSF Pty Limited as trustee for the Helen Nugent Superannuation Fund, of which Helen Nugent is the sole beneficiary.
Date of change	24 July 2007
No. of securities held prior to change	• 7,947 shares held directly by Helen Nugent (of which 5,144 have been acquired via the Macquarie Bank Non-Executive Director Share Acquisition Plan); and • 3,702 shares held by HNSF Pty Limited as trustee for the Helen Nugent Superannuation Fund.
Class	MBL fully paid ordinary shares
Number acquired	196 fully paid ordinary shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$88.67 per fully paid ordinary share

No. of securities held after change	• 8,143 shares held directly by Helen Nugent (of which 5,340 have been acquired via the Macquarie Bank Non-Executive Director Share Acquisition Plan); and • 3,702 shares held by HNSF Pty Limited as trustee for the Helen Nugent Superannuation Fund.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares acquired on-market pursuant to the Macquarie Bank Non-Executive Director Share Acquisition Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

27 July 2007

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Catherine B Livingstone
Date of last notice	14 December 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Macquarie Bank Limited ("MBL") shares held by: • Catherine Livingstone and Michael Satterthwaite; • Easdale Pty Limited as trustee of the Michael Satterthwaite Superannuation Fund of which Catherine Livingstone is a beneficiary.
Date of change	24 July 2007
No. of securities held prior to change	MBL Fully Paid Ordinary Shares: • 1,609 shares held by Catherine Livingstone; • 1,911 shares held by Catherine Livingstone and Michael Satterthwaite (shares were previously held by UBS Private Clients Australia Nominees Pty Limited); and • 4,030 shares held by Easdale Pty Limited (2,500 shares which were previously held by Catherine Livingstone were transferred to Easdale Pty Limited on 27 June 2007).
Class	MBL fully paid ordinary shares
Number acquired	84 fully paid ordinary shares
Number disposed	Nil

G:\CAG\COS\DLeong\BRD\ASX notices\LIVINGSTONE\cbl30072007.doc

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$88.67 per share
No. of securities held after change	MBL Fully Paid Ordinary Shares: • 1,693 shares held by Catherine Livingstone; • 1,911 shares held by Catherine Livingstone and Michael Satterthwaite (shares were previously held by UBS Private Clients Australia Nominees Pty Limited); and • 4030 shares held by Easdale Pty Limited.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares acquired on-market pursuant to the Macquarie Bank Non-Executive Director Share Acquisition Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder **(if issued securities)**	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated: 30 July 2007

ABN 46 008 583 542

Macquarie Finance Limited
ABN 54 001 214 964

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 3350
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Macquarie Bank Ltd

File Number: 82-34740

MACQUARIE

18 July 2007

Company Announcements Office
Australian Stock Exchange Limited
via ASX Online

Dear Sir/Madam,

Macquarie Income Securities Announcement

Macquarie Bank Limited and Macquarie Finance Limited confirm that the distribution rate on Macquarie Income Securities (MBLHB) will be 8.13% per annum in respect of the next distribution period, which commenced on Monday 16 July 2007 and ceases on Sunday 14 October 2007 (inclusive). The distribution payment date will be on Monday 15 October 2007 and the record date will be Thursday 27 September 2007.

Distribution rate for above securities	8.13% per annum which is the Base Interest Rate* plus the applicable margin
Applicable distribution period	Monday 16 July 2007 to Sunday 14 October 2007 (inclusive)
Base Interest Rate*	6.43% per annum
Applicable margin	1.7% per annum
Next date for resetting the distribution rate	Monday 15 October 2007
Record Date	Thursday 27 September 2007

*As defined in the Conditions of Notes in Schedule 1 to the Macquarie Income Securities Trust Deed

Yours faithfully

Dennis Leong
Company Secretary
of Macquarie Bank Limited &
Macquarie Finance Limited

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

30 July 2007

Company Announcements
The Australian Stock Exchange Limited

MACQUARIE
BANK

Section 259C Exemption Notice

Macquarie Life Limited, MQ Specialist Investment Management Limited and MQ Portfolio Management Limited, wholly owned subsidiaries of Macquarie Bank Limited ("Macquarie"), have been granted exemption from compliance with section 259C of the Corporations Act allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited, MQ Specialist Investment Management Limited and MQ Portfolio Management Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited, MQ Specialist Investment Management Limited and MQ Portfolio Management Limited,

as at 27 June 2007, was 0.74%.

Yours faithfully

Dennis Leong
Company Secretary

ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

30 July 2007

Company Announcements
The Australian Stock Exchange Limited

MACQUARIE
BANK

Section 259C Exemption Notice

Macquarie Life Limited, MQ Specialist Investment Management Limited and MQ Portfolio Management Limited, wholly owned subsidiaries of Macquarie Bank Limited ("Macquarie"), have been granted exemption from compliance with section 259C of the Corporations Act allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited, MQ Specialist Investment Management Limited and MQ Portfolio Management Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited, MQ Specialist Investment Management Limited and MQ Portfolio Management Limited,

as at 27 July 2007, was 0.74%.

Yours faithfully

Dennis Leong
Company Secretary

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

1 August 2007

Company Announcements
The Australian Stock Exchange Limited

MACQUARIE BANK

Section 259C Exemption Notice

Macquarie Life Limited, MQ Specialist Investment Management Limited and MQ Portfolio Management Limited, wholly owned subsidiaries of Macquarie Bank Limited ("Macquarie"), have been granted exemption from compliance with section 259C of the Corporations Act allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited, MQ Specialist Investment Management Limited and MQ Portfolio Management Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited, MQ Specialist Investment Management Limited and MQ Portfolio Management Limited,

as at 13 July 2007, was 0.75%.

Yours faithfully

Dennis Leong
Company Secretary

ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

2 August 2007

Company Announcements
The Australian Stock Exchange Limited

MACQUARIE
BANK

Section 259C Exemption Notice
CORRECTIONS

The s259C notices filed for 13 July 2007 and 27 July 2007 indicated that Macquarie Life Limited, MQ Specialist Investment Management Limited and MQ Portfolio Management Limited, wholly owned subsidiaries of Macquarie Bank Limited ("Macquarie"), had an aggregated percentage of total Macquarie voting shares as follows;

13 July 2007 – 0.75%
27 July 2007 – 0.74%

Each of these figures was incorrectly stated. The correct aggregated percentage total in Macquarie shares as at the relevant dates are as follows;

13 July 2007 – 0.075%
27 July 2007 – 0.074%

Yours faithfully

Michael Panikian
Assistant Company Secretary

~~Rule 2.7, 3.10.3, 3.10.4, 3.10.5~~

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	152,499
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	10,486 @ $28.74 129,202 @ $30.51 1,333 @ $32.26 1,216 @ $32.75 5,332 @ $33.11 500 @ $34.60 4,430 @ $63.34
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	152,499 on 01/08/07

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	269,364,971 4,000,000	Fully Paid Ordinary Shares Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	31,198,583 350,000	Options over Ordinary Shares at various exercise prices Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 1 August 2007
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	69,872
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	20,427 @ $28.74 33,062 @ $32.26 3,798 @ $32.75 3,332 @ $34.60 5,832 @ $35.28 3,421 @ $63.34
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	69,872 on 02/08/07

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	269,434,843 4,000,000	Fully Paid Ordinary Shares Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	31,128,711 350,000	Options over Ordinary Shares at various exercise prices Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

	broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 2 August 2007
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Helen M Nugent
Date of last notice	27 July 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	MBL shares held by HNSF Pty Limited as trustee for the Helen Nugent Superannuation Fund, of which Helen Nugent is the sole beneficiary.
Date of change	2 August 2007
No. of securities held prior to change	• 8,143 shares held directly by Helen Nugent (of which 5,340 have been acquired via the Macquarie Bank Non-Executive Director Share Acquisition Plan); and • 3,702 shares held by HNSF Pty Limited as trustee for the Helen Nugent Superannuation Fund.
Class	MBL fully paid ordinary shares
Number acquired	298 fully paid ordinary shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$74.20 per fully paid ordinary share

No. of securities held after change	• 8,143 shares held directly by Helen Nugent (of which 5,340 have been acquired via the Macquarie Bank Non-Executive Director Share Acquisition Plan); and • 4,000 shares held by HNSF Pty Limited as trustee for the Helen Nugent Superannuation Fund.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

3 August 2007

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	83,615
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	11,104 @ $28.74 25,334 @ $30.51 7,127 @ $32.26 19,330 @ $32.75 1,666 @ $35.54 1,000 @ $41.72 263 @ $61.79 1,666 @ $62.13 16,125 @ $63.34
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	83,615 on 03/08/07

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	269,518,458 4,000,000	Fully Paid Ordinary Shares Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	31,021,400 350,000	Options over Ordinary Shares at various exercise prices Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

	broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 3 August 2007
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

~~Rule 2.7, 3.10.3, 3.10.4, 3.10.5~~

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	50,228
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	2,334 @ $23.82 18,000 @ $28.74 10,833 @ $30.26 968 @ $30.51 1,666 @ $32.26 16,031 @ $32.75 396 @ $63.34
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	50,228 on 07/08/07

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	269,568,686 4,000,000	Fully Paid Ordinary Shares Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	30,971,174 350,000	Options over Ordinary Shares at various exercise prices Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

	broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 7 August 2007
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John R Niland AC
Date of last notice	31 July 2007 re: Macquarie Bank Limited ("MBL") fully paid ordinary shares.

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and indirect.
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	• MBL fully paid ordinary shares held by Carmel Niland and John Niland as trustees for the Niland Family Superannuation Fund, of which John Niland is a joint beneficiary with Carmel Niland; • Shares held by John Niland and Carmel Niland as trustees for the Niland Family Superannuation Fund (No 2), of which John Niland is the beneficiary.
Date of change	1 August 2007
No. of securities held prior to change	• 2,309 shares held directly by John Niland (acquired via the Macquarie Bank Non-Executive Director Share Acquisition Plan). • 1,900 shares held by Carmel Niland and John Niland as trustee for the Niland Family Superannuation Fund, of which John Niland is a joint beneficiary with Carmel Niland. • 2,850 shares held by John Niland and Carmel Niland as trustees for the Niland Family Superannuation Fund (No 2), of which John Niland is the beneficiary.
Class	MBL fully paid ordinary shares.
Number acquired	900 MBL shares
Number disposed	

G:\CAG\COS\DLeong\BRD\ASX notices\Niland\jrn070807.doc

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	• 400 MBL shares acquired at $76.70 per MBL share; and • 500 MBL shares acquired at $74.25 each.
No. of securities held after change	• 2,309 shares held directly by John Niland (acquired via the Macquarie Bank Non-Executive Director Share Acquisition Plan). • 2,800 shares held by Carmel Niland and John Niland as trustee for the Niland Family Superannuation Fund, of which John Niland is a joint beneficiary with Carmel Niland. • 2,850 shares held by John Niland and Carmel Niland as trustees for the Niland Family Superannuation Fund (No 2), of which John Niland is the beneficiary.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated: 7 August 2007

G:\CAG\COS\DLeong\BRD\ASX notices\Niland\jrn070807.doc

+ See chapter 19 for defined terms.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	58,057
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	19,954 @ $28.74 3,368 @ $30.51 1,666 @ $32.26 11,498 @ $32.75 2,332 @ $33.11 1,666 @ $34.60 6,666 @ $39.64 10,907 @ $63.34
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	58,057 on 08/08/07

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	269,626,743 4,000,000	Fully Paid Ordinary Shares Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	30,913,117 350,000	Options over Ordinary Shares at various exercise prices Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

	broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 8 August 2007
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

File Number: 82-34740

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	49,332
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	1,668 @ $26.84 11,539 @ $28.74 1,467 @ $30.51 2,732 @ $32.26 7,332 @ $32.75 3,981 @ $33.11 1,666 @ $34.60 100 @ $35.28 1,666 @ $41.72 10,394 @ $54.24 6,787 @ $63.34
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	49,332 on 09/08/07

+ See chapter 19 for defined terms.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
269,676,075	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
30,863,785	Options over Ordinary Shares at various exercise prices
350,000	Non-cumulative Redeemable Preference Shares

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

	broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 9 August 2007
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Catherine B Livingstone
Date of last notice	30 July 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Macquarie Bank Limited ("MBL") shares held by: • Catherine Livingstone and Michael Satterthwaite; • Easdale Pty Limited as trustee of the Michael Satterthwaite Superannuation Fund of which Catherine Livingstone is a beneficiary.
Date of change	7 August 2007
No. of securities held prior to change	MBL Fully Paid Ordinary Shares: • 1,693 shares held by Catherine Livingstone; • 1,911 shares held by Catherine Livingstone and Michael Satterthwaite (shares were previously held by UBS Private Clients Australia Nominees Pty Limited); and • 4,030 shares held by Easdale Pty Limited.
Class	MBL fully paid ordinary shares
Number acquired	700 fully paid ordinary shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$74.50 per share

G:\CAG\COS\DLeong\BRD\ASX notices\LIVINGSTONE\cbl08082007.doc

+ See chapter 19 for defined terms.

No. of securities held after change	MBL Fully Paid Ordinary Shares: • 1,693 shares held by Catherine Livingstone; • 1,911 shares held by Catherine Livingstone and Michael Satterthwaite (shares were previously held by UBS Private Clients Australia Nominees Pty Limited); and • 4,730 shares held by Easdale Pty Limited.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares acquired via on-market trade.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder **(if issued securities)**	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Dated: 8 August 2007

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	100,998
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	1,668 @ $26.05 45,836 @ $28.74 4,534 @ $30.51 21,921 @ $32.26 5,165 @ $32.75 1,666 @ $33.11 7,498 @ $34.60 4,166 @ $45.14 1,666 @ $54.24 6,878 @ $63.34
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	100,998 on 10/08/07

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	269,777,073 4,000,000	Fully Paid Ordinary Shares Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	30,762,787 350,000	Options over Ordinary Shares at various exercise prices Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities (*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 10 August 2007
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Helen M Nugent
Date of last notice	3 August 2007 re: Macquarie Bank Limited fully paid ordinary shares ("MBL")

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	MBL shares held by HNSF Pty Limited as trustee for the Helen Nugent Superannuation Fund, of which Helen Nugent is the sole beneficiary.
Date of change	8 August 2007
No. of securities held prior to change	• 8,143 shares held directly by Helen Nugent (of which 5,340 have been acquired via the Macquarie Bank Non-Executive Director Share Acquisition Plan); and • 4,000 shares held by HNSF Pty Limited as trustee for the Helen Nugent Superannuation Fund.
Class	MBL fully paid ordinary shares
Number acquired	300 fully paid ordinary shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$78.16 per fully paid ordinary share

No. of securities held after change	• 8,143 shares held directly by Helen Nugent (of which 5,340 have been acquired via the Macquarie Bank Non-Executive Director Share Acquisition Plan); and • 4,300 shares held by HNSF Pty Limited as trustee for the Helen Nugent Superannuation Fund.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

10 August 2007

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	124,611
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	50,433 @ $28.74 15,368 @ $30.51 6,793 @ $32.26 23,897 @ $32.75 9,903 @ $33.11 2,666 @ $34.60 833 @ $35.28 1,999 @ $36.99 500 @ $49.16 3,332 @ $49.47 8,882 @ $63.34
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	124,611 on 13/08/07

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	269,901,684 4,000,000	Fully Paid Ordinary Shares Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	30,638,176 350,000	Options over Ordinary Shares at various exercise prices Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 13 August 2007
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

13 August 2007

Company Announcements
The Australian Stock Exchange Limited

MACQUARIE BANK

Section 259C Exemption Notice

Macquarie Life Limited, MQ Specialist Investment Management Limited and MQ Portfolio Management Limited, wholly owned subsidiaries of Macquarie Bank Limited ("Macquarie"), have been granted exemption from compliance with section 259C of the Corporations Act allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited, MQ Specialist Investment Management Limited and MQ Portfolio Management Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited, MQ Specialist Investment Management Limited and MQ Portfolio Management Limited,

as at 10 August 2007, was 0.077%.

Yours faithfully

Dennis Leong
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	27,538
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	13,590 @ $28.74 3,333 @ $32.75 1,000 @ $33.11 333 @ $34.60 2,666 @ $36.99 750 @ $40.81 5,866 @ $63.34
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	27,538 on 14/08/07

+ See chapter 19 for defined terms.

Item	Description	Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	269,929,222 4,000,000	Fully Paid Ordinary Shares Macquarie Income Securities (MBLHB)

Item	Description	Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	30,582,306 350,000	Options over Ordinary Shares at various exercise prices Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

	broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 14 August 2007
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	37,666
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	14,306 @ $28.74 5,000 @ $30.51 3,332 @ $32.26 4,699 @ $32.75 1,333 @ $33.11 1,666 @ $34.60 666 @ $36.99 1,666 @ $40.81 4,998 @ $63.34
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	37,666 on 13/07/07

+ See chapter 19 for defined terms.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
266,911,184	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
33,642,732	Options over Ordinary Shares at various exercise prices
350,000	Non-cumulative Redeemable Preference Shares

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities (*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 13 July 2007
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

+ See chapter 19 for defined terms.

ABN 46 008 583 542

Macquarie Bank Limited.

File Number: 82-34740

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

12 July 2007

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

MACQUARIE BANK

Dear Sir/Madam

Macquarie Bank Limited - Issued Ordinary Capital and Options Update

Since the last notification to the ASX of the position at 31 May 2007, there have been the following changes in the number of fully paid ordinary shares of Macquarie Bank Limited on issue:

The following options have been exercised (converting into one fully paid share per option):

- 3,500 options exercisable at $33.05 each and expiring on 8 July 2007 (MBL0109);
- 1,668 options exercisable at $36.00 each and expiring on 10 July 2007 (MBL0111);
- 134,134 options exercisable at $30.51 each and expiring on 1 August 2007 (MBL0118);
- 5,000 options exercisable at $31.54 each and expiring on 26 August 2007 (MBL0120);
- 36,600 options exercisable at $30.51 each and expiring on 30 August 2007 (MBL0124);
- 1,600 options exercisable at $30.51 each and expiring on 11 October 2007 (MBL0131);
- 40,334 options exercisable at $30.51 each and expiring on 24 December 2007 (MBL0142);
- 4,168 options exercisable at $31.54 each and expiring on 30 December 2007 (MBL0144);
- 4,168 options exercisable at $21.66 each and expiring on 3 February 2008 (MBL0149);

- 1,668 options exercisable at $21.12 each and expiring on 28 May 2008 (MBL0185);
- 1,668 options exercisable at $25.00 each and expiring on 28 July 2008 (MBL0191);
- 62,674 options exercisable at $28.74 each and expiring on 28 August 2008 (MBL0202);
- 1,668 options exercisable at $24.17 each and expiring on 17 September 2008 (MBL0205);
- 500 options exercisable at $28.74 each and expiring on 24 September 2008 (MBL0207);
- 8,332 options exercisable at $29.00 each and expiring on 5 November 2008 (MBL0228);
- 4,166 options exercisable at $31.31 each and expiring on 20 November 2008 (MBL0236);
- 1,433 options exercisable at $33.45 each and expiring on 9 February 2009 (MBL0254);
- 5,166 options exercisable at $33.76 each and expiring on 8 March 2009 (MBL0256);
- 1,666 options exercisable at $34.67 each and expiring on 22 March 2009 (MBL0257);
- 4,166 options exercisable at $33.00 each and expiring on 24 May 2009 (MBL0263);
- 12,129 options exercisable at $33.11 each and expiring on 22 July 2009 (MBL0267);
- 17,132 options exercisable at $32.75 each and expiring on 9 August 2009 (MBL0268);
- 18,464 options exercisable at $32.26 each and expiring on 23 August 2009 (MBL0269);
- 2,332 options exercisable at $34.60 each and expiring on 8 September 2009 (MBL0271);
- 3,332 options exercisable at $36.99 each and expiring on 8 October 2009 (MBL0273);
- 4,166 options exercisable at $49.16 each and expiring on 22 February 2010 (MBL0291);
- 4,166 options exercisable at $47.82 each and expiring on 8 April 2010 (MBL0294);
- 1,666 options exercisable at $58.02 each and expiring on 22 June 2010 (MBL0301);
- 2,880 options exercisable at $63.34 each and expiring on 1 August 2010 (MBL0305); and
- 1,845 options exercisable at $61.79 each and expiring on 1 August 2011

(MBL0339).

Also, on 25 June 2007, 912,076 fully paid ordinary shares were issued at a price of $87.00 each via a share purchase plan.

Thus, as at 30 June 2007 the number of issued fully paid ordinary $1.00 shares was 264,294,359.

During the period 1 June to 30 June 2007 (inclusive), the following new options have been issued:

- 4,000 options exercisable at $80.04 each and expiring on 8 June 2012 (MBL0373);
- 68,600 options exercisable at $87.77 each and expiring on 8 June 2012 (MBL0374); and
- 42,000 options exercisable at $91.30 each and expiring on 22 June 2012 (MBL0375).

During the period 1 June 2007 to 30 June 2007 (inclusive), the following options have lapsed unexercised:

- 334 options exercisable at $28.74 each and expiring on 28 August 2008 (MBL0202);
- 334 options exercisable at $32.75 each and expiring on 9 August 2009 (MBL0268);
- 668 options exercisable at $32.26 each and expiring on 23 August 2009 (MBL0269);
- 2,667 options exercisable at $48.61 each and expiring on 24 January 2010 (MBL0287);
- 3,334 options exercisable at $63.34 each and expiring on 1 August 2010 (MBL0305);
- 12,500 options exercisable at $65.72 each and expiring on 8 September 2010 (MBL0309);
- 5,000 options exercisable at $67.85 each and expiring on 22 September 2010 (MBL0313);
- 11,000 options exercisable at $63.09 each and expiring on 8 February 2011 (MBL0325);
- 26,815 options exercisable at $61.79 each and expiring on 1 August 2011 (MBL0339);
- 11,000 options exercisable at $65.96 each and expiring on 22 September 2011 (MBL0347); and
- 11,000 options exercisable at $72.17 each and expiring on 23 October 2011 (MBL0352).

The number of options on issue at 30 June 2007 was 34,072,853 all exercisable into one share per option.

Yours faithfully

Dennis Leong
Company Secretary

Listing of Macquarie Bank Limited Options

As at 30 June 2007

MBL Code	Number	Exercise Price	Expiry Date
MBL0118	734,050	$30.51	01/08/2007
MBL0124	83,269	$30.51	30/08/2007
MBL0129	6,668	$30.51	06/09/2007
MBL0131	44,940	$30.51	11/10/2007
MBL0138	5,000	$24.48	28/10/2007
MBL0142	100,601	$30.51	24/12/2007
MBL0144	12,500	$31.54	30/12/2007
MBL0146	5,000	$26.45	02/01/2008
MBL0147	12,500	$31.56	03/01/2008
MBL0151	1,668	$23.48	24/01/2008
MBL0152	1,668	$20.57	06/02/2008
MBL0161	2,334	$23.82	05/03/2008
MBL0162	1,000	$22.22	06/03/2008
MBL0163	1,668	$25.23	07/03/2008
MBL0166	1,668	$21.23	13/03/2008
MBL0167	10,834	$25.82	14/03/2008
MBL0169	4,168	$25.23	24/03/2008
MBL0171	4,168	$25.68	02/04/2008
MBL0173	1,668	$25.94	23/04/2008
MBL0176	12,500	$24.67	06/05/2008
MBL0177	1,668	$24.85	07/05/2008
MBL0178	1,668	$24.40	08/05/2008
MBL0179	1,668	$24.71	08/05/2008
MBL0183	3,334	$24.22	23/05/2008
MBL0187	3,334	$24.98	14/07/2008
MBL0189	4,168	$24.93	17/07/2008
MBL0190	1,668	$24.49	27/07/2008
MBL0192	1,668	$26.05	31/07/2008
MBL0194	5,000	$26.21	04/08/2008
MBL0196	1,668	$28.99	20/08/2008
MBL0200	5,000	$29.00	26/08/2008
MBL0202	3,062,064	$28.74	28/08/2008
MBL0203	1,668	$29.46	16/09/2008
MBL0204	1,668	$29.46	15/09/2008
MBL0206	12,500	$28.74	26/09/2008
MBL0207	384,431	$28.74	24/09/2008
MBL0208	9,250	$24.54	22/09/2008
MBL0209	13,449	$28.74	01/10/2008
MBL0212	5,000	$29.46	02/10/2008
MBL0214	1,668	$29.11	09/10/2008

Listing of Macquarie Bank Limited Options

As at 30 June 2007

MBL Code	Number	Exercise Price	Expiry Date
MBL0215	4,168	$28.64	13/10/2008
MBL0216	21,667	$30.26	12/10/2008
MBL0217	4,168	$24.28	20/10/2008
MBL0218	1,668	$32.32	21/10/2008
MBL0219	1,668	$31.39	22/10/2008
MBL0220	1,668	$29.91	23/10/2008
MBL0221	5,000	$22.22	24/10/2008
MBL0222	13,834	$28.74	30/10/2008
MBL0223	1,668	$29.78	03/11/2008
MBL0224	12,500	$29.72	04/11/2008
MBL0225	2,750	$31.18	31/10/2008
MBL0226	1,668	$34.49	06/11/2008
MBL0227	1,668	$26.84	01/09/2008
MBL0228	4,168	$29.00	05/11/2008
MBL0229	4,168	$34.49	09/11/2008
MBL0231	1,668	$31.74	07/11/2008
MBL0233	4,168	$34.44	14/11/2008
MBL0234	4,168	$34.72	17/11/2008
MBL0235	5,000	$33.99	21/11/2008
MBL0237	5,000	$34.40	18/11/2008
MBL0241	1,668	$21.66	11/12/2008
MBL0242	1,000	$28.74	16/12/2008
MBL0243	1,668	$34.60	12/12/2008
MBL0245	4,300	$28.74	23/12/2008
MBL0246	4,446	$24.85	22/12/2008
MBL0247	4,168	$34.78	08/01/2009
MBL0248	12,500	$34.78	08/01/2009
MBL0249	4,168	$33.95	22/01/2009
MBL0251	2,900	$30.51	01/08/2007
MBL0252	3,336	$33.45	09/02/2009
MBL0253	6,668	$33.45	09/02/2009
MBL0254	9,170	$33.45	09/02/2009
MBL0255	5,000	$32.48	09/02/2009
MBL0256	22,336	$33.76	08/03/2009
MBL0257	10,002	$34.67	22/03/2009
MBL0258	3,400	$24.62	08/03/2009
MBL0259	3,334	$24.58	09/03/2009
MBL0260	27,502	$36.71	08/04/2009
MBL0261	20,836	$35.54	22/04/2009
MBL0262	31,000	$34.66	10/05/2009
MBL0263	30,837	$33.00	24/05/2009

Listing of Macquarie Bank Limited Options

As at 30 June 2007

MBL Code	Number	Exercise Price	Expiry Date
MBL0264	8,334	$33.84	08/06/2009
MBL0265	22,502	$34.27	22/06/2009
MBL0266	29,168	$33.58	08/07/2009
MBL0267	1,140,021	$33.11	22/07/2009
MBL0268	2,229,074	$32.75	09/08/2009
MBL0269	1,862,056	$32.26	23/08/2009
MBL0270	5,000	$30.67	23/08/2009
MBL0271	569,073	$34.60	08/09/2009
MBL0272	147,073	$35.28	22/09/2009
MBL0273	155,491	$36.99	08/10/2009
MBL0274	68,068	$39.64	22/10/2009
MBL0275	62,870	$40.81	08/11/2009
MBL0276	85,868	$32.75	08/11/2009
MBL0277	20,000	$33.11	08/11/2009
MBL0278	40,519	$41.72	22/11/2009
MBL0279	97,403	$32.75	22/11/2009
MBL0280	45,134	$44.88	08/12/2009
MBL0281	4,900	$34.60	08/12/2009
MBL0282	13,334	$32.75	08/12/2009
MBL0283	40,000	$45.15	22/12/2009
MBL0284	8,334	$46.97	10/01/2010
MBL0285	18,334	$47.28	10/01/2010
MBL0286	5,000	$48.68	24/01/2010
MBL0287	1,333	$48.61	24/01/2010
MBL0288	60,000	$49.31	08/02/2010
MBL0289	27,500	$49.47	08/02/2010
MBL0291	63,818	$49.16	22/02/2010
MBL0292	24,168	$49.51	08/03/2010
MBL0293	26,668	$49.57	22/03/2010
MBL0294	50,002	$47.82	08/04/2010
MBL0295	72,500	$45.14	22/04/2010
MBL0296	32,500	$49.31	08/04/2010
MBL0297	35,000	$45.89	09/05/2010
MBL0298	25,713	$49.18	23/05/2010
MBL0300	62,500	$54.24	08/06/2010
MBL0301	33,334	$58.02	22/06/2010
MBL0302	12,500	$49.18	22/06/2010
MBL0303	83,000	$60.41	08/07/2010
MBL0304	32,500	$63.42	22/07/2010
MBL0305	8,618,591	$63.34	01/08/2010
MBL0306	32,500	$62.13	08/08/2010

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 30 June 2007

MBL Code	Number	Exercise Price	Expiry Date
MBL0307	31,750	$63.34	08/08/2010
MBL0308	65,000	$63.33	22/08/2010
MBL0309	92,500	$65.72	08/09/2010
MBL0310	10,060	$63.34	08/09/2010
MBL0312	3,334	$35.28	22/09/2009
MBL0313	30,500	$67.85	22/09/2010
MBL0314	680	$63.34	22/09/2010
MBL0315	5,000	$44.94	08/12/2009
MBL0316	13,000	$63.34	10/10/2010
MBL0317	65,500	$70.56	10/10/2010
MBL0318	48,000	$64.16	24/10/2010
MBL0319	54,000	$66.92	08/11/2010
MBL0320	57,500	$70.60	22/11/2010
MBL0321	73,500	$68.24	08/12/2010
MBL0322	25,000	$68.36	22/12/2010
MBL0323	28,500	$67.85	09/01/2011
MBL0324	42,000	$70.47	23/01/2011
MBL0325	86,000	$63.09	08/02/2011
MBL0326	961	$32.26	23/08/2009
MBL0327	25,000	$61.33	22/02/2011
MBL0328	61,000	$60.35	08/03/2011
MBL0329	27,000	$61.91	22/03/2011
MBL0330	80,900	$68.01	10/04/2011
MBL0331	39,000	$68.83	24/04/2011
MBL0332	5,000	$32.75	09/08/2009
MBL0333	91,000	$70.21	08/05/2011
MBL0334	19,000	$66.83	22/05/2011
MBL0335	28,000	$65.12	08/06/2011
MBL0336	75,000	$65.95	22/06/2011
MBL0337	21,310	$68.03	10/07/2011
MBL0338	38,000	$62.75	22/07/2011
MBL0339	10,041,723	$61.79	01/08/2011
MBL0340	26,500	$61.79	08/08/2011
MBL0341	74,400	$60.99	08/08/2011
MBL0342	18,670	$61.79	22/08/2011
MBL0343	96,000	$61.03	22/08/2011
MBL0344	4,000	$61.79	08/09/2011
MBL0345	190,000	$64.43	08/09/2011
MBL0346	2,000	$61.79	22/09/2011
MBL0347	39,000	$65.96	22/09/2011
MBL0348	5,925	$61.79	09/10/2011

Listing of Macquarie Bank Limited Options

As at 30 June 2007

MBL Code	Number	Exercise Price	Expiry Date
MBL0349	116,000	$69.47	09/10/2011
MBL0350	4,000	$64.43	09/10/2011
MBL0351	11,000	$64.43	23/10/2011
MBL0352	38,000	$72.17	23/10/2011
MBL0353	80,000	$73.31	08/11/2011
MBL0354	35,390	$73.31	20/11/2011
MBL0355	20,000	$74.11	22/11/2011
MBL0356	34,000	$71.92	08/12/2011
MBL0357	57,200	$75.57	22/12/2011
MBL0358	68,000	$78.24	08/01/2012
MBL0359	76,000	$79.33	22/01/2012
MBL0360	51,000	$82.57	08/02/2012
MBL0361	12,000	$83.55	22/02/2012
MBL0362	35,000	$80.01	08/03/2012
MBL0363	98,000	$80.04	22/03/2012
MBL0364	4,000	$60.99	22/03/2012
MBL0365	12,500	$47.82	23/05/2010
MBL0366	75,000	$85.30	10/04/2012
MBL0367	280,179	$87.73	23/04/2012
MBL0368	5,000	$60.41	08/07/2010
MBL0369	5,000	$63.42	22/07/2010
MBL0370	4,000	$70.60	22/11/2010
MBL0371	121,000	$89.76	08/05/2012
MBL0372	120,000	$94.48	22/05/2012
MBL0373	4,000	$80.04	08/06/2012
MBL0374	68,600	$87.77	08/06/2012
MBL0375	42,000	$91.30	22/06/2012
	34,072,853		

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	56,740
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	16,502 @ $28.74 9,700 @ $30.51 10,966 @ $32.26 6,000 @ $33.11 13,572 @ $63.34
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	56,740 on 12/07/07

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	266,873,518 4,000,000	Fully Paid Ordinary Shares Macquarie Income Securities (MBLHB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	33,594,134 350,000	Options over Ordinary Shares at various exercise prices Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a	

+ See chapter 19 for defined terms.

	broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

+ See chapter 19 for defined terms.

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 12 July 2007
(Assistant Company Secretary)

Print name: Michael Panikian

== == == == ==

END

+ See chapter 19 for defined terms.